Filed Pursuant to Rule 424(b)(1)
Registration No. 333-171867
PROSPECTUS

Rent-A-Center, Inc.

Offer to Exchange
$300,000,000 Outstanding
6.625% Senior Notes due 2020
and Subsidiary Guarantees of the
6.625% Senior Notes due 2020
for
$300,000,000 Registered
6.625% Senior Notes due 2020
and Subsidiary Guarantees of the
Registered 6.625% Senior Notes due 2020

The Exchange Offer

The exchange offer expires at 5:00 p.m., New York City time, on June 8, 2011, unless extended.

The exchange offer is not conditioned upon the tender of any minimum aggregate amount of the outstanding unregistered 6.625% Senior Notes due 2020, which we refer to in this prospectus as the outstanding notes.

All of the outstanding notes tendered according to the procedures set forth in this prospectus and not withdrawn will be exchanged for an equal principal amount of registered 6.625% Senior Notes due 2020, which we refer to in this prospectus as the exchange notes.

The exchange offer is not subject to any condition other than that it does not violate applicable laws or any applicable interpretation of the staff of the Securities and Exchange Commission.

Broker-dealers who receive registered notes pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of such registered notes.

Broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the registered notes.

We urge you to carefully review the risk factors beginning on page 10 of this prospectus, which you should consider before participating in the exchange offer.

The Exchange Notes

The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that we have registered the issuance of the exchange notes with the Securities and Exchange Commission. In addition, the exchange notes will not be subject to the transfer restrictions applicable to the outstanding notes or contain provisions relating to additional interest, will bear a different CUSIP or ISIN number from the outstanding notes and will not entitle the holder to registration rights. We will not apply for listing of the exchange notes on any securities exchange or arrange for them to be quoted on any quotation system. The outstanding notes and the exchange notes are referred to in this prospectus as the “notes.”

The Guarantees

The exchange notes will be jointly and severally guaranteed on a senior unsecured basis by all of our existing and future direct and indirect domestic subsidiaries that guarantee our indebtedness or indebtedness of our subsidiary guarantors.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 9, 2011.

We have not authorized anyone to give you any information or to make any representations about anything we discuss in this prospectus other than those contained in the prospectus. If you are given any information or representation about these matters that is not discussed in this prospectus, you must not rely on that information.

We are not making an offer to sell, or a solicitation of an offer to buy, the exchange notes or the outstanding notes in any jurisdiction where, or to any person to or from whom, the offer or sale is not permitted.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offer, including the merits and risks involved. These securities have not been recommended by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

We are not making any representation to any holder of the outstanding notes regarding the legality of an investment in the exchange notes under any legal investment or similar laws or regulations. We are not providing you with any legal, business, tax or other advice in this prospectus. You should consult your own attorney, business advisor and tax advisor to assist you in making your investment decision and to advise you whether you are legally permitted to invest in the exchange notes.

In connection with the exchange offer, we have filed with the U.S. Securities and Exchange Commission, or the “SEC,” a registration statement on Form S-4, under the Securities Act of 1933, as amended, relating to the exchange notes to be issued in the exchange offer. As permitted by the SEC, this prospectus omits information included in the registration statement. For a more complete understanding of the exchange offer, you should refer to the registration statement, including its exhibits.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and in accordance therewith file annual, quarterly and other reports and information with the SEC. For further information regarding us, you may desire to review reports and other information filed under the Exchange Act, including the reports and other information incorporated by reference into this prospectus. Such reports and other information may be read and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies can be obtained by mail at prescribed rates by writing to the public reference room mentioned above. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. To obtain timely delivery of any requested information, holders of outstanding notes must make any request no later than at least five business days prior to the expiration of the exchange offer. You can also find our filings at the SEC’s website at http://www.sec.gov and on our website at http://www.rentacenter.com.

INCORPORATION OF DOCUMENTS BY REFERENCE

Certain information that we have filed with the SEC is “incorporated by reference” into this prospectus. The process of incorporation by reference allows us to disclose important business and financial information to you without duplicating that information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the document(s) listed below that we have previously filed with the SEC (excluding any information furnished to the SEC pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement or prior to the termination of the exchange offer, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished to the SEC pursuant to Item 2.02 of Item 7.01 on any Current Report on Form 8-K (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011; and

•	Our Current Report on Form 8-K, dated March 22, 2011.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Rent-A-Center, Inc.
Attention: Investor Relations
5501 Headquarters Dr.
Plano, Texas 75024
(972) 801-1100

FORWARD-LOOKING STATEMENTS

This prospectus includes and incorporates by reference forward-looking statements. These statements are included throughout this prospectus, including in the sections entitled “Summary” and “Risk Factors,” and relate to, among other things, expectations regarding revenues, cash flows, capital expenditures and other financial items. These statements also relate to our business strategy, goals and expectations concerning our market position, future operations, margins and profitability. We have used the words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus and in the documents incorporated by reference in this prospectus.

Although we believe the assumptions upon which these forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Accordingly, these forward-looking statements are qualified in their entirety by reference to the factors described in “Risk Factors” and included or incorporated by reference elsewhere in this prospectus.

Actual results and trends in the future may differ materially from those suggested or implied by the forward-looking statements depending on a variety of factors including, but not limited to:

•	uncertainties regarding the ability to open new rent-to-own stores;

•	our ability to acquire additional rent-to-own stores or customer accounts on favorable terms;

•	our ability to control costs and increase profitability;

•	our ability to enhance the performance of acquired stores;

•	our ability to retain the revenue associated with acquired customer accounts;

•	our ability to identify and successfully market products and services that appeal to our customer demographic;

•	our ability to enter into new and collect on our rental purchase agreements;

•	the passage of legislation adversely affecting the rent-to-own industries;

•	our failure to comply with statutes or regulations governing the rent-to-own or financial services industries;

•	interest rates;

•	changes in the unemployment rate;

•	economic pressures, such as high fuel costs, affecting the disposable income available to our targeted consumers;

•	conditions affecting consumer spending and the impact, depth, and duration of current economic conditions;

•	changes in our stock price, the number of shares of common stock that we may or may not repurchase, and future dividends, if any;

•	changes in estimates relating to self-insurance liabilities and income tax and litigation reserves;

•	changes in our effective tax rate;

•	our ability to maintain an effective system of internal controls;

•	changes in the number of share-based compensation grants, methods used to value future share-based payments and changes in estimated forfeiture rates with respect to share-based compensation;

•	the resolution of any litigation; and

•	the other risks detailed from time to time in our SEC reports.

Because such statements are subject to risks, contingencies and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking statements. Many of these factors are described in greater detail in our filings with the SEC. You are cautioned not to place undue reliance on such statements which speak only as of the date on which they are made. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by and should be read in conjunction with the detailed information and financial statements and related notes contained or incorporated by reference in this prospectus, including the matters discussed under the caption “Risk Factors.” The terms “Rent-A-Center,” the “Company,” “we,” “our,” “us” and similar terms refer to Rent-A-Center, Inc. and its subsidiaries, except as otherwise indicated.

Company Overview

We are the largest operator in the United States rent-to-own industry with an approximate 35% market share based on our company-owned and franchised store count with a focus on consumer electronics, furniture, computers, household appliances and accessories. At March 31, 2011, we operated 3,018 company-owned stores nationwide and in Canada, Puerto Rico and Mexico, including 41 retail installment sales stores under the names “Get It Now” and “Home Choice,” and 18 rent-to-own stores located in Canada under the names “Rent-A-Centre.” In addition, our subsidiary, ColorTyme, is a national franchisor of rent-to-own stores. At March 31, 2011, ColorTyme had 208 franchised rent-to-own stores in 32 states. These franchise stores represent 2% of our overall market share based on store count as of March 31, 2011.

We also operate kiosk locations under the trade name “RAC Acceptance” which offers the rent-to-own transaction to consumers who do not qualify for financing from the traditional retailer. These kiosks are located within such retailer’s store locations. At March 31, 2011, we operated 485 RAC Acceptance locations.

We offer well known brands such as Sony, Philips, LG, Hitachi, Toshiba and Mitsubishi home electronics; Whirlpool appliances; Toshiba, Sony, Hewlett-Packard, Dell, Acer and Compaq computers; and Ashley, England, Standard, Albany and Klaussner furniture. For the year ended December 31, 2010, consumer electronic products accounted for approximately 33% of our store rental revenue, furniture and accessories for 32%, appliances for 18% and computers for 17%. We also offer a broad portfolio of customer services, including repair, pickup and delivery, generally at no additional charge.

From 2005 to 2010, we also offered an array of financial services in certain of our existing stores under the names “RAC Financial Services” and “Cash AdvantEdge.” The financial services we offered included, but were not limited to, short term secured and unsecured loans, debit cards, check cashing and money transfer services.

Industry overview

According to the Association of Progressive Rental Organizations (“APRO”), as of December 31, 2009, the rent-to-own industry in the United States and Canada is a $7.0 billion market, consisting of approximately 8,600 stores. We estimate that the two largest rent-to-own industry participants account for approximately 4,900 of the total number of stores. Although the top two players have a substantial market share, the rest of the industry remains highly fragmented, consisting mainly of operations with less than 50 stores. The rent-to-own industry has experienced significant consolidation and we believe this trend will continue, presenting opportunities for us to continue to acquire additional stores or customer accounts on favorable terms.

The rent-to-own industry serves a highly diverse customer base. According to APRO, approximately 83% of rent-to-own customers have household incomes between $15,000 and $50,000 per year. The rent-to-own industry is able to serve a wide variety of consumers by allowing them to obtain merchandise that they might otherwise be unable to obtain due to insufficient cash resources or a lack of access to credit. We believe the number of consumers lacking access to credit is increasing. According to a report issued by the Fair Isaac Corporation on July 13, 2010, consumers in the “subprime” category (those with credit scores below 650) made up 35% of the population.

According to an April 2000 Federal Trade Commission study, 75% of rent-to-own customers were satisfied with their experience with rent-to-own transactions. The study noted that customers gave a wide variety of reasons for their satisfaction, including “the ability to obtain merchandise they otherwise could not; the low payments; the lack of a credit check; the convenience and flexibility of the transaction; the quality of the merchandise; the quality of the maintenance, delivery, and other services; the friendliness and flexibility of the store employees; and the lack of any problems or hassles.”

Over the past 25 years the rent-to-own industry — using the collective resources of APRO — has proactively sought state and federal legislation defining the rent-to-own transaction. Currently, 46 states, the District of Columbia and Puerto Rico have legislation that recognize and regulate rental purchase transactions as separate and distinct from credit sales. We believe this existing legislation is generally favorable to Rent-A-Center. Most related state legislation requires the lessor to make prescribed disclosures to customers about the rental purchase agreement and transaction, and provides time periods during which customers may reinstate agreements despite having failed to make a timely payment. However, in Minnesota, the rental purchase transaction is treated as a credit sale subject to consumer lending restrictions pursuant to judicial decision. Courts in Wisconsin and New Jersey have also rendered decisions which classify rental purchase transactions as credit sales subject to consumer lending restrictions. In North Carolina, the retail installment sales statute provides that lease transactions which provide for more than a nominal purchase price at the end of the agreed rental period are not credit sales under the statute.

No comprehensive federal legislation has been enacted regulating the rental purchase transaction, although Rent-A-Center does comply with the Federal Trade Commission recommendations for disclosure in rental purchase transactions. The recently adopted Dodd Frank Wall Street Reform and Consumer Protection Act does not regulate leases with terms of 90 days or less. The rent-to-own transaction is for a term of week-to-week, or, at most, month-to-month.

Our strengths

We believe our core strengths include the following:

Leading market share in a fragmented marketplace.  According to APRO, we are the market leader in the rent-to-own industry with a 35% market share, based on our company-owned and franchised store count. We have operations in all 50 states, Puerto Rico, Canada and Mexico and are continually implementing strategies to further increase our name recognition, including the use of television and radio commercials, print, direct response and in-store signage. The next largest competitor has a 21% market share as of December 31, 2010, based on store count. No other competitor operates more than approximately 100 stores nationwide.

Broad geographic footprint.  At March 31, 2011, we operated 3,018 stores nationwide and in Canada, Puerto Rico and Mexico. In addition, our subsidiary, ColorTyme, franchised 208 stores in 32 states. We also operated 485 RAC Acceptance kiosks locations at March 31, 2011. We believe this broad geographic footprint limits our exposure to local or regional adverse economics and diversifies our regulatory risk inasmuch as rent-to-own legislation is implemented largely on a state by state basis.

Financial strength generates consistent operating cash flow.  We generate substantial free cash flow because of our profitability, limited capital expenditures and minimal required working capital investment. In addition, a large percentage of our monthly revenues are recurring and produce financial results that are generally more predictable than those typical of other retailers. Historically, our operations have generated strong cash flow, averaging $269.1 million in operating cash flow per year since 2001. As a result, we believe we are able to invest in store acquisitions and complementary business opportunities, such as our RAC Acceptance program, while maintaining a strong balance sheet.

Conservative financial policy resulting in meaningful deleveraging. Consistent operating results and the relatively low capital expenditure requirements of our business have enabled us to generate significant free cash flow for debt repayment. Since the acquisition of Rent-Way in 2006 through December 31, 2010, we repaid $576.4 million of debt.

Experienced management team with distinguished track record.  Our senior management team averages over 20 years of rent-to-own or similar retail experience and has successfully grown and enhanced our business, including the successful integration of approximately 3,300 stores acquired through approximately 280 acquisition transactions. Our senior management team has an aggregate of over 100 years of service with Rent-A-Center, Inc. as well as extensive industry experience. In addition, our management depth goes beyond the corporate office. Our regional and general managers have long tenures with us, and we have a track record for promoting management personnel from within. We believe our management’s experience at all levels has allowed us to continue to grow our revenue and store base while improving operations and driving efficiencies.

Our strategy

Our strategies include the following:

Enhance the operations, revenue and profitability of our store locations. We continue to focus our operational personnel on prioritizing store profit growth, including increasing store revenue and managing store level operating expenses. We believe we will be positioned to achieve gains in revenues and operating margins in both existing and newly acquired stores by continuing to:

•	focus on our customer’s in-store experience;

•	attract customers with targeted advertising campaigns;

•	create compelling product values for our customers through the use of strategic merchandise purchases;

•	expand the offering of product lines to appeal to more customers to increase the number of transactions and grow our customer base;

•	improve operational efficiencies, including through the development and implementation of improved technology; and

•	designing compensation programs that focus our operational coworkers on prioritizing store revenue and profit growth.

Seek additional distribution channels for our products and services.  We believe there are opportunities for us to obtain new customers through sources other than our existing rent-to-own stores. Recent initiatives include:

•	offering the rent-to-own transaction to consumers who do not qualify for financing from a traditional retailer by maintaining a presence inside such retailer’s store locations through our RAC Acceptance program;

•	making the rent-to-own transaction more attractive and convenient to consumers by locating kiosks inside destination retailers such as grocers or mass merchandise retailers;

•	altering the footprint and product mix for stores in urban locations;

•	expanding our retail store operations; and

•	expanding our operations in Canada and Mexico and seeking to identify other international markets in which we believe our products and services would be in demand.

Leveraging our financial strength.  We believe we can leverage our financial strength by investing significantly in people, processes and technology to increase revenue and reduce our cost infrastructure through our investments in the following:

•	a new centralized purchasing system which allows us to better manage our rental merchandise at the store level while expanding availability of our most popular products;

•	centralized procurement of all non-merchandise categories of supplies and services, including the development of an on-line procurement tool and a commitment to add dedicated resources at our home office to professionally manage our expenses;

•	a customer relationship management system which we believe will drive customer relationship decisions with data and information;

•	price and promotion software which we believe will improve our ability to match individual customers to specific, tailored product and price offers; and

•	an enhanced point of sale system which will provide visibility and efficiency in all aspects of our store operations.

Strengthen customer relationships through community involvement.  We seek to further strengthen relationships with our customers through community involvement both at the local store level and as a company through corporate donations and initiatives. We encourage the management of each of our stores to involve themselves with their respective local communities. In addition, we participate in various programs, including the following: North Texas Food Bank, Big Brothers Big Sisters of America, Make a Difference Scholarship, Boys & Girls Clubs, Junior Achievement and Random Acts of Caring.

Recent developments

On October 25, 2010, we announced that, in connection with our analysis of available growth initiatives, we were exploring strategic alternatives with respect to our financial services business, including the possible sale or divestiture of such business. As of March 31, 2011, we had ceased making new loans, sold a majority of our customer accounts, and had less than $2.7 million in remaining loan balances.

In connection with the expansion of our RAC Acceptance growth initiative, on December 22, 2010, we announced the acquisition of The Rental Store, Inc. (“TRS”), a leading provider of consumer lease-purchase financing through third-party retail furniture and electronics retailers, operating approximately 145 kiosk locations. We acquired TRS for $75.5 million on a debt free basis, primarily with cash on hand.

Corporate Offices

Our principal executive offices are located at 5501 Headquarters Dr., Plano, Texas 75024, and our telephone number at that address is (972) 801-1100. Our website address is www.rentacenter.com. The information on our website is not incorporated by reference into, and does not constitute part of, this prospectus.

The Exchange Offer

Background of the Outstanding Notes	Rent-A-Center, Inc. issued $300 million aggregate principal amount of the outstanding notes to J.P. Morgan Securities LLC, Banc of America Securities LLC, Goldman, Sachs & Co., Citigroup Global Markets Inc., and BB&T Capital Markets, a division of Scott & Stringfellow, LLC, as the initial purchasers, on November 2, 2010. The initial purchasers then sold the outstanding notes to qualified institutional buyers and certain non-U.S. investors in reliance on Rule 144A and Regulation S under the Securities Act of 1933 (the “Securities Act”). Because they were sold pursuant to exemptions from registration, the outstanding notes are subject to transfer restrictions.

In connection with the issuance of the outstanding notes, we entered into a registration rights agreement in which we agreed to deliver to you this prospectus and to use our commercially reasonable best efforts to complete the exchange offer and to file and cause to become effective a registration statement covering the resale of the exchange notes.

The Exchange Offer	We are offering to exchange up to $300 million principal amount of the exchange notes for an identical principal amount of the outstanding notes. The outstanding notes may be exchanged only in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. The terms of the exchange notes are identical in all material respects to the outstanding notes except that the exchange notes will be registered under the Securities Act and will not be subject to provisions relating to additional interest. Because we have registered the exchange notes, the exchange notes generally will not be subject to transfer restrictions and holders of exchange notes will have no registration rights.

Resale of Exchange Notes	We believe you may offer, sell or otherwise transfer the exchange notes you receive in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

• you acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

• you are not participating in, and have no understanding with any person to participate in, the distribution of the exchange notes issued to you in the exchange offer; and

• you are not an affiliate of ours.

Expiration Date	5:00 p.m., New York City time, on June 8, 2011 unless we extend the exchange offer. It is possible that we will extend the exchange offer until all of the outstanding notes are tendered. You may withdraw the outstanding notes you tendered at any time before 5:00 p.m., New York City time, on the expiration date. See “The Exchange Offer — Expiration Date; Extensions; Amendments.”

Withdrawal Rights	You may withdraw the outstanding notes you tender by furnishing a notice of withdrawal to the exchange agent or by complying with applicable Automated Tender Offer Program (ATOP) procedures of The Depositary Trust Company (DTC) at any time before 5:00 p.m.,

New York City time on the expiration date. See “The Exchange Offer — Withdrawal of Tenders.”

Accrual of Interest on the Outstanding Notes and the Exchange Notes	The exchange notes will bear interest from November 2, 2010 or, if later, from the most recent date of payment of interest on the outstanding notes.

Condition to the Exchange Offer	We will not be required to accept for exchange, or to issue exchange notes, any outstanding notes if we determine that the exchange offer would violate any applicable law or applicable interpretations of the staff of the SEC. In addition, we will not accept for exchange any outstanding notes tendered, and no exchange notes will be issued in exchange for any such outstanding notes:

• at any time the stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part; or

• at any time any stop order is threatened or in effect with respect to the qualification of the indenture governing the notes under the Trust Indenture Act of 1939.

See “The Exchange Offer — Conditions.” The exchange offer is not conditioned on a minimum aggregate principal amount of outstanding notes being tendered. We reserve the right to terminate or amend the exchange offer at any time prior to the applicable expiration date upon the occurrence of any of the foregoing events.

Representations and Warranties	By participating in the exchange offer, you represent to us that, among other things:

• you will acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

  •  you are not participating in, and have no agreement or understanding with any person to participate in and do not intend to engage in, the distribution of the exchange notes issued to you in the exchange offer;

• you are not an affiliate of ours or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

• if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

  •  if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes.

Procedures for Tendering Our Outstanding Notes	To participate in the exchange offer, you must follow the procedures established by the DTC for tendering notes held in book-entry form. These procedures require that (i) the exchange agent receive, prior to the expiration date of the exchange offer, a computer generated message known as an “agent’s message” that is transmitted through

DTC’s automated tender offer program, which we call “ATOP,” and (ii) DTC confirms that:

• DTC has received your instructions to exchange your notes, and

• you agree to be bound by the terms of the letter of transmittal.

For more information, see “The Exchange Offer — Procedures for Tendering.”

Tenders by Beneficial Owners	If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender those outstanding notes in the exchange offer, please contact the registered holder as soon as possible and instruct that holder to tender on your behalf and comply with the instructions in this prospectus.

Acceptance of the Outstanding Notes and Delivery of the Exchange Notes	If the conditions described under “The Exchange Offer — Conditions” are satisfied, we will accept for exchange any and all outstanding notes that are properly tendered before 5:00 p.m., New York City time, on the expiration date.

Effect of Not Tendering	Any of the outstanding notes that are not tendered and any of the outstanding notes that are tendered but not accepted will remain subject to restrictions on transfer. Since the outstanding notes have not been registered under the federal securities laws, their transfer will be restricted absent registration or the availability of an exemption from registration. Upon completion of the exchange offer, we will have no further obligation, except under limited circumstances, to provide for registration of the outstanding notes under the federal securities laws. In addition, upon completion of the exchange offer, there may be no market for the outstanding notes that are not tendered for exchange notes, and you may have difficulty selling them.

Certain United States Federal Income Tax Considerations	We believe the exchange of outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. See “Certain United States Federal Income Tax Considerations” for a discussion of U.S. federal income tax considerations we urge you to consider before tendering the outstanding notes in the exchange offer.

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is serving as exchange agent for the exchange offer. The address for the exchange agent is listed under “The Exchange Offer — Exchange Agent.”

The Exchange Notes

The form and terms of the exchange notes to be issued in the exchange offer are the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and, accordingly,

•	will not contain certain restrictions with respect to their transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP or ISIN number from the outstanding notes; and

•	will not entitle the holders to registration rights.

The notes issued in the exchange offer will evidence the same debt as the outstanding notes, and both the outstanding notes and the exchange notes will be governed by the same indenture. We define certain capitalized terms used in this summary in the “Description of the Exchange Notes — Certain Definitions” section of this prospectus. The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the exchange notes.

Issuer	Rent-A-Center, Inc.

Securities offered	$300 million aggregate principal amount of 6.625% Senior Notes due 2020

Interest rate	6.625% per year

Interest payment dates	May 15 and November 15 of each year, commencing May 15, 2011

Maturity date	November 15, 2020

Subsidiary Guarantees	The exchange notes initially will be jointly and severally guaranteed on a senior unsecured basis by all of our existing and future direct and indirect domestic subsidiaries that guarantee our indebtedness or indebtedness of our subsidiary guarantors. Under certain circumstances, subsidiary guarantors may be released from their guarantees without the consent of the holders of the exchange notes. See “Description of Exchange Notes-Guarantees.”

Ranking	The exchange notes and the exchange note guarantees will be Rent-A-Center, Inc.’s and the subsidiary guarantors’ senior unsecured obligations and:

• will rank equally in right of payment with all of our and the subsidiary guarantors’ existing and future unsecured senior indebtedness;

• will rank senior in right of payment to all of our and the subsidiary guarantors’ existing and future subordinated indebtedness;

• will be effectively subordinated to any of our and the subsidiary guarantors’ existing and future secured debt, to the extent of the value of the assets securing such debt; and

• will be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that does not guarantee the exchange note.

Optional redemption	At any time on or after November 15, 2015, we may redeem the exchange notes, in whole or part, at the redemption prices set forth in this prospectus under the heading “Description of Notes — Optional Redemption.”

At any time prior to November 15, 2013, we may redeem up to 35% of the exchange notes with the proceeds of certain equity offerings at the redemption price set forth in this prospectus under the heading “Description of Notes — Optional Redemption.”

At any time prior to November 15, 2015, we may redeem the exchange notes, in whole or part, at a “make-whole premium” plus accrued and unpaid interest, if any, to the date of redemption.

Mandatory offers to purchase	The occurrence of a change of control will be a triggering event requiring us to offer to purchase from you all or a portion of your exchange notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

Under certain circumstances in connection with asset dispositions, we will be required to use the excess proceeds from such asset dispositions to make an offer to purchase the exchange notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase.

Absence of Established Market for the Notes	The exchange notes will be new securities for which there is currently no market. Although the initial purchasers have informed us that they intend to make a market in the exchange notes, they are not obligated to do so and may discontinue market-making activities at any time without notice. We do not intend to apply for a listing of the exchange notes on any securities exchange or an automated dealer quotation system. Accordingly, we cannot assure you that a liquid market for the exchange notes will develop or be maintained.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer.

Risk factors

You should carefully consider all of the information set forth in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 10 in evaluating an investment in the exchange notes and participation in the exchange offer.

RISK FACTORS

You should carefully consider the risks described below and all of the information contained or incorporated by reference into this prospectus before deciding whether to participate in the exchange offer. We believe these are the material risks currently facing our business. Our business, financial condition, results of operations and cash flow could be materially adversely affected by these risks. You should carefully consider the factors described below in addition to the remainder of this prospectus and the information incorporated by reference before tendering your outstanding notes.

Risks related to the exchange offer

If you do not properly tender or you cannot tender your outstanding notes, your ability to transfer the outstanding notes will be adversely affected.

We will issue exchange notes only in exchange for outstanding notes that are timely and properly tendered to the exchange agent. Therefore, you should allow sufficient time to ensure timely delivery of the outstanding notes and you should carefully follow the instructions on how to tender your outstanding notes. Neither we nor the exchange agent is required to tell you of any defects or irregularities with respect to your tender of the outstanding notes. If you do not tender your outstanding notes or if we do not accept your outstanding notes because you did not tender your outstanding notes properly, then, after we consummate the exchange offer, you will continue to hold outstanding notes that are subject to the existing transfer restrictions.

You may be required to deliver a prospectus and comply with other requirements in connection with any resale of the exchange notes.

If you tender your outstanding notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. In addition, if you are a broker-dealer that receives exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes.

Risks related to the notes

Our significant indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes.

We have a significant amount of indebtedness. As of March 31, 2011, our total debt was approximately $658.6 million, excluding $258.0 million of unused commitments under our senior credit facilities.

Subject to the limits contained in the credit agreement governing our senior credit facilities, the indenture that governs the notes and our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to our high level of debt could intensify. Specifically, our high level of debt could have important consequences to the holders of the notes, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes and our other debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings, including borrowings under the senior credit facilities, are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

In addition, the indenture that governs the notes, and the credit agreement governing our senior credit facilities, contain restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interest. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all our debt.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or refinance our debt obligations, including the notes, depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the notes.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness, including the notes. We may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The credit agreement governing the senior credit facilities and the indenture that governs the notes restrict our ability to dispose of assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

In addition, we are a holding company, with no revenue generating operations and no assets other than our ownership interests in our direct and indirect subsidiaries, certain of which in the future may not be guarantors of the notes or our other indebtedness. Accordingly, repayment of our indebtedness, including the notes, is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, intercompany transfer, debt repayment or otherwise. Unless they are guarantors of the notes or our other indebtedness, our subsidiaries do not have any obligation to pay amounts due on the notes or our other indebtedness or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture that governs the notes and the agreements governing certain of our other existing indebtedness will limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position and results of operations and our ability to satisfy our obligations under the notes.

If we cannot make scheduled payments on our debt, we will be in default and holders of the notes could declare all outstanding principal and interest to be due and payable, the lenders under the senior credit facilities could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing their borrowings and we could be forced into bankruptcy or liquidation. All of these events could result in you losing your investment in the notes.

Despite our current level of indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks to our financial condition described above.

We and our subsidiaries may be able to incur significant additional indebtedness in the future. Although the indenture that governs the notes and the credit agreement governing our senior credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the additional indebtedness incurred in compliance with these restrictions could be substantial. If we incur any additional indebtedness that ranks equally with the notes, subject to collateral arrangements, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of our company. This may have the effect of reducing the amount of proceeds paid to you. These restrictions also will not prevent us from incurring obligations that do not constitute indebtedness. In addition, as of April 25, 2011, our senior credit facilities would have provided for unused commitments of $258.0 million. All of those borrowings would be secured indebtedness. If new debt is added to our current debt levels, the related risks that we and the guarantors now face could intensify. See “Description of Exchange Notes.”

The terms of our credit agreement governing our senior credit facilities and the indenture that governs the notes restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The indenture that governs the notes, and the credit agreement governing our senior credit facilities contains, and in the future may contain, a number of restrictive covenants that impose significant operating and financial restrictions (including maintaining specified financial ratios) on us and may limit our ability to engage in acts that may be in our long-term best interest, including restrictions on our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem capital stock;

•	prepay, redeem or repurchase certain debt;

•	make loans, capital expenditures and other investments;

•	sell assets or dispose of operations;

•	incur liens;

•	enter into transactions with affiliates;

•	alter the businesses we conduct;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

A breach of the covenants under the indenture that governs the notes or under the credit agreement governing our senior credit facilities could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders or note holders accelerate the repayment of our borrowings, we and our subsidiaries may not have sufficient assets to repay that indebtedness. The existing indebtedness under our senior credit facilities is also secured by substantially all of our assets. Should a default or acceleration of this indebtedness occur, the holders of this indebtedness could sell the assets to satisfy all or a part of what is owed. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our strategy.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our senior credit facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. Based on our overall interest rate exposure at March 31, 2011, each one point change in interest rates would result in a $3.6 million pre-tax charge or credit to our statement of earnings. In the future, we may enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we may not maintain interest rate swaps with respect to all of our variable rate indebtedness, and any swaps we enter into may not fully mitigate our interest rate risk.

The notes will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our senior credit facilities and our other secured indebtedness to the extent of the value of the property securing that indebtedness.

The notes will not be secured by any of our or our subsidiary guarantors’ assets. As a result, the notes and the note guarantees will be effectively subordinated to our and our subsidiary guarantors’ indebtedness under our senior credit facilities with respect to the assets that secure that indebtedness. As of April 25, 2011, we had $137.0 million in letters of credit outstanding under our senior credit facilities, resulting in total unused availability of approximately $258.0 million. In addition, we may incur additional secured debt in the future. The effect of this subordination is that upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of bankruptcy, insolvency, liquidation, dissolution or reorganization of our company or the subsidiary guarantors of the senior credit facilities or of that other secured debt, the proceeds from the sale of assets securing our secured indebtedness will be available to pay obligations on the notes only after all indebtedness under the senior credit facilities and that other secured debt has been paid in full. As a result, the holders of the notes may receive less, ratably, than the holders of secured debt in the event of our or our subsidiary guarantors’ bankruptcy, insolvency, liquidation, dissolution or reorganization.

The notes will be structurally subordinated to all obligations of our existing and future subsidiaries that are not and do not become guarantors of the notes.

The notes will be guaranteed by each of our existing and subsequently acquired or organized domestic subsidiaries that guarantee our senior credit facilities or that, in the future, guarantee our indebtedness or indebtedness of another subsidiary guarantor. Our subsidiaries that do not guarantee the notes, including all of our non-domestic subsidiaries, will have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. The notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of that subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of that subsidiary’s assets before we would be entitled to any payment. As of March 31, 2011, our non-guarantor subsidiaries represented an immaterial percentage of our operating income, assets and liabilities, in each case calculated on a consolidated basis.

In addition, the indenture that governs the notes will, subject to some limitations, permit these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

In addition, our subsidiaries that provide, or will provide, guarantees of the notes will be automatically released from those guarantees upon the occurrence of certain events, including:

•	the designation of that subsidiary guarantor as an unrestricted subsidiary;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of that subsidiary guarantor.

If any subsidiary guarantee is released, no holder of the notes will have a claim as a creditor against that subsidiary, and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of that subsidiary will be effectively senior to the claim of any holders of the notes. See “Description of Exchange Notes-Guarantees.”

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. Additionally, under our senior credit facilities, a change of control (as defined therein) constitutes an event of default that permits the lenders to accelerate the maturity of borrowings under the respective agreements and terminate their commitments to lend. The source of funds for any purchase of the notes and repayment of borrowings under our senior credit facilities would be our available cash or cash generated from our subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the notes upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay our other indebtedness that will become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the notes may be limited by law. In order to avoid the obligations to repurchase the notes and events of default and potential breaches of the credit agreement governing our senior credit facilities, we may have to avoid certain change of control transactions that would otherwise be beneficial to us. In addition, some important corporate events, such as leveraged recapitalizations, may not, under the indenture that governs the notes, constitute a “change of control” that would require us to repurchase the notes, even though those corporate events could increase the level of our indebtedness or otherwise adversely affect our capital structure, credit ratings or the value of the notes. See “Description of Exchange Notes-Change of control.”

Holders of the notes may not be able to determine when a change of control giving rise to their right to have the notes repurchased has occurred following a sale of “substantially all” of our assets.

The definition of change of control in the indenture that governs the notes includes a phrase relating to the sale of “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale of less than all our assets to another person may be uncertain.

Federal and state fraudulent transfer laws may permit a court to void the notes and/or the guarantees, and if that occurs, you may not receive any payments on the notes.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the notes and the incurrence of the guarantees of the notes. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the notes or the note guarantees thereof could be voided as a fraudulent transfer or conveyance if we or any of the guarantors, as applicable, (a) issued the notes or incurred the note guarantees with the intent of hindering, delaying or defrauding creditors or (b) received less than reasonably equivalent value or fair consideration in return for either issuing the notes or incurring the note guarantees and, in the case of (b) only, one of the following is also true at the time thereof:

•	we or any of the subsidiary guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the notes or the incurrence of the note guarantees;

•	the issuance of the notes or the incurrence of the note guarantees left us or any of the subsidiary guarantors, as applicable, with an unreasonably small amount of capital or assets to carry on the business;

•	we or any of the subsidiary guarantors intended to, or believed that we or such subsidiary guarantor would, incur debts beyond our or the subsidiary guarantor’s ability to pay as they mature; or

•	we or any of the subsidiary guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or the subsidiary guarantor if, in either case, the judgment is unsatisfied after final judgment.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or a valid antecedent debt is secured or satisfied. A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its note guarantee to the extent the subsidiary guarantor did not obtain a reasonably equivalent benefit directly or indirectly from the issuance of the notes.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were insolvent at the relevant time or, regardless of the standard that a court uses, whether the notes or the guarantees would be subordinated to our or any of our guarantors’ other debt. In general, however, a court would deem an entity insolvent if:

•	the sum of its debts, including contingent and unliquidated liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they became due.

If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or that guarantee, could subordinate the notes or that guarantee to presently existing and future indebtedness of ours or of the related guarantor or could require the holders of the notes to repay any amounts received with respect to that guarantee. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any repayment on the notes. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

Finally, as a court of equity, the bankruptcy court may subordinate the claims in respect of the notes to other claims against us under the principle of equitable subordination if the court determines that (1) the holder of notes engaged in some type of inequitable conduct, (2) the inequitable conduct resulted in injury to our other creditors or conferred an unfair advantage upon the holders of notes and (3) equitable subordination is not inconsistent with the provisions of the bankruptcy code.

Your ability to transfer your exchange notes may be limited by the absence of an active trading market, and we cannot assure you that any active trading market will develop for your exchange notes.

We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq National Market. The exchange notes are expected to be eligible for trading in the PORTALsm Market. We have been advised by the initial purchasers that the initial purchasers are currently making a market in the outstanding notes. The initial purchasers are not obligated to do so, however, and any market-making activities with respect to the outstanding notes or the exchange notes may be discontinued at any time without notice. In addition, any market-making activity may be limited during the pendency of any shelf registration statement. Accordingly, we cannot assure you that an active public or other market will develop for the exchange notes or as to the liquidity of the trading market for the exchange notes. If a trading market does not develop or is not maintained, you may experience difficulty in reselling your exchange notes or you may be unable to sell them at all. If a market for the exchange notes develops, that market may be discontinued at any time. If a public trading market develops for your exchange notes, future trading prices of the exchange notes will depend on many factors, including among other things, prevailing interest rates, our financial condition and results of operations, and the market for similar notes. Depending on those and other factors, your exchange notes may trade at a discount from their principal amount.

A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital.

Our debt currently has a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. Credit ratings are not recommendations to purchase, hold or sell the notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure or marketing of the notes. Any downgrade by either Standard & Poor’s or Moody’s would decrease earnings and may result in higher borrowing costs.

Any future lowering of our ratings likely would make it more difficult or more expensive for us to obtain additional debt financing. If any credit rating initially assigned to the notes is subsequently lowered or withdrawn for any reason, you may not be able to resell your notes without a substantial discount.

Risks relating to our business

Future revenue growth depends on our ability to identify and execute new growth strategies.

We have a mature store base. As a result, our same store sales have increased more slowly than in historical periods, or in some cases, decreased. Our future growth will require that we successfully increase revenue in our rent-to-own stores, as well as seek to identify additional distribution channels for our products and services. If we are unable to identify and successfully implement these strategic growth initiatives, our earnings may grow more slowly or even decrease.

Rent-to-own transactions are regulated by law in most states. Any adverse change in these laws or the passage of adverse new laws could expose us to litigation or require us to alter our business practices.

We are subject to various governmental regulations, including in our case, regulations specifically regarding rent-to-own transactions. Currently, 46 states, the District of Columbia and Puerto Rico have passed laws that regulate rental purchase transactions as separate and distinct from credit sales. One additional state has a retail installment sales statute that excludes leases, including rent-to-own transactions, from its coverage if the lease provides for more than a nominal purchase price at the end of the rental period. The specific rental purchase laws generally require certain contractual and advertising disclosures. They also provide varying levels of substantive consumer protection, such as requiring a grace period for late fees and contract reinstatement rights in the event the rental purchase agreement is terminated. The rental purchase laws of ten states limit the total amount that may be charged over the life of a rental purchase agreement and the laws of four states limit the cash prices for which we may offer merchandise. Most states also regulate rental purchase transactions, as well as other consumer transactions, under various consumer protection statutes. The rental purchase statutes and other consumer protection statutes provide various consumer remedies, including monetary penalties, for violations. In our history, we have been the subject of litigation alleging that we have violated some of these statutory provisions.

Although there is currently no comprehensive federal legislation regulating rental purchase transactions, adverse federal legislation may be enacted in the future. From time to time, both favorable and adverse legislation seeking to regulate our business has been introduced in Congress. In addition, various legislatures in the states where we currently do business may adopt new legislation or amend existing legislation that could require us to alter our business practices.

We may be subject to legal proceedings from time to time which seek material damages. The costs we incur in defending ourselves or associated with settling any of these proceedings, as well as a material final judgment or decree against us, could materially adversely affect our financial condition by requiring the payment of the settlement amount, a judgment, or the posting of a bond.

In our history, we have defended class action lawsuits alleging various regulatory violations and have paid material amounts to settle such claims. Significant settlement amounts or final judgments could materially and adversely affect our liquidity. The failure to pay any material judgment would be a default under our senior credit facilities and under the indenture governing the outstanding notes.

Financial services transactions are regulated by federal law as well as the laws of certain states. Any adverse changes in these laws or the passage of adverse new laws with respect to the financial services business could expose us to litigation or alter our business practices in a manner that we may deem to be unacceptable.

Our financial services business is subject to federal statutes and regulations such as the Dodd-Frank Wall Street Reform and Consumer Protection Act, the USA Patriot Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Gramm-Leach-Bliley Act, the Fair Debt Collection Practices Act, the Anti-Money Laundering Act and similar state laws. In addition, we are subject to various state regulations regarding the terms of our short term consumer loans and our policies, procedures and operations relating to those loans, including the fees we may charge, as well as fees we may charge in connection with our other financial services products. The failure to comply with such regulations may result in the imposition of material fines, penalties or injunctions. Congress, federal regulators, and/or the various legislatures in the states where we currently operate or intend to offer financial services products may adopt new legislation or regulations, or amend existing legislation or regulations, with respect to our financial services business that could require us to alter our business practices in a manner that we may deem to be unacceptable.

Rent-A-Center’s organizational documents and our debt instruments contain provisions that may prevent or deter another group from paying a premium over the market price to Rent-A-Center’s stockholders to acquire its stock.

Rent-A-Center’s organizational documents contain provisions that classify its Board of Directors, authorize its Board of Directors to issue blank check preferred stock and establish advance-notice requirements on its stockholders for director nominations and actions to be taken at meetings of the stockholders. In addition, as a Delaware corporation, Rent-A-Center is subject to Section 203 of the Delaware General Corporation Law relating to business combinations. Our senior credit facilities and the indenture governing the outstanding notes contain change of control provisions which, in the event of a change of control, would cause a default under the credit agreement and require us to offer to repurchase the notes under the indenture. These provisions and arrangements could delay, deter or prevent a merger, consolidation, tender offer, or other business combination or change of control involving us that could include a premium over the market price of Rent-A-Center’s common stock that some or a majority of Rent-A-Center’s stockholders might consider to be in their best interests.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business.

Effective internal controls are necessary for us to provide reliable financial reports. If we cannot provide reliable financial reports, our brand and operating results could be harmed. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

While we continue to evaluate and improve our internal controls, we cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our business.

Our continued expansion into international markets presents unique challenges which may subject us to risks associated with the legislative, judicial, accounting, regulatory, political, cultural and economic factors specific to the countries or regions in which we currently operate or may operate in the future, which could adversely affect our financial performance.

We entered the Canadian market in 2004 and operate 18 stores in Canada as of March 31, 2011. We opened our first store in Mexico in October 2010, and operated ten stores in Mexico as of March 31, 2011. As these operations grow, they may require greater management and financial resources. International operations require the integration of personnel with varying cultural and business backgrounds and an understanding of the relevant differences in the cultural, legal and regulatory environments. In addition, these operations are subject to the potential risks of changing economic and financial conditions in each of its markets, legal and regulatory requirements in local jurisdictions, tariffs and trade barriers, difficulties in staffing and managing local operations, failure to understand the local culture and market, difficulties in protecting intellectual property, the burden of complying with foreign laws, including tax laws and financial accounting standards, and adverse local economic, political and social conditions in certain countries.

In addition, we are subject to exchange rate risks in the ordinary course of our business as a result of our operations in Canada and Mexico and are, therefore, exposed to risks associated with the fluctuations of foreign currencies, in particular U.S. dollars, Canadian dollars and Mexican pesos. Such foreign currency exchange rates and fluctuations may have an impact on our future costs or on future cash flows from our international operations, and could adversely affect our financial performance.

Our operations are dependent on effective management information systems. Failure of these systems could negatively impact our ability to manage store operations, which could have a material adverse effect on our business, financial condition and results of operations.

We utilize integrated management information and control systems. The efficient operation of our business is dependent on these systems to effectively manage our financial and operational data. The failure of our information systems to perform as designed, loss of data or any interruption of our information systems for a significant period of time could disrupt our business. If our information systems sustain repeated failures, we may not be able to manage our store operations, which could have a material adverse effect on our business, financial condition and results of operations.

We are currently investing in the development of new point of sale systems and processes to further enhance our management information system. Such enhancements to or replacement of our management information system could have a significant impact on our ability to conduct our core business operations and increase our risk of loss resulting from disruptions of normal operating processes and procedures that may occur during the implementation of new information systems. We can make no assurances that the costs of investments in our information systems will not exceed estimates, that the systems will be implemented without material disruption, or that the systems will be as beneficial as predicted. If any of these events occur, our results of operations could be harmed.

If we fail to protect the integrity and security of customer and co-worker information, we could be exposed to litigation or regulatory enforcement and our business could be adversely impacted.

The increasing costs associated with information security, such as increased investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud, could adversely impact our business. We also routinely possess sensitive customer and co-worker information and, while we have taken reasonable and appropriate steps to protect that information, if our security procedures and controls were compromised, it could harm our business, reputation, operating results and financial condition and may increase the costs we incur to protect against such information security breaches.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We issued $300 million aggregate principal amount of the outstanding notes to the initial purchasers on November 2, 2010, in transactions not registered under the Securities Act in reliance on exemptions from registration. The initial purchasers then sold the outstanding notes to qualified institutional buyers and certain non-U.S. investors in reliance on Rule 144A and Regulation S under the Securities Act. Because they were sold pursuant to exemptions from registration, the outstanding notes are subject to transfer restrictions.

In connection with the issuance of the outstanding notes, we agreed with the initial purchasers that we would:

•	file a registration statement for the exchange offer (of which this prospectus is a part) to exchange the outstanding notes for publicly registered notes with identical terms;

•	use our commercially reasonable efforts to cause the registration statement to become effective under the Securities Act; and

•	offer to the holders of the outstanding notes the opportunity to exchange the outstanding notes for a like principal amount of exchange notes upon the effectiveness of the registration statement.

Our failure to comply with these agreements within certain time periods would result in additional interest being due on the outstanding notes.

Based on existing interpretations of the Securities Act by the staff of the SEC described in several no-action letters to third parties, and subject to the following sentence, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers or our “affiliates,” without further compliance with the registration and prospectus delivery provisions of the Securities Act. However, any holder of the outstanding notes who is an affiliate of ours, who is not acquiring the exchange notes in the ordinary course of such holder’s business or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretations by the staff of the SEC described in the above-mentioned no-action letters;

•	will not be able to tender the outstanding notes in the exchange offer; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the outstanding notes unless the sale or transfer is made under an exemption from these requirements.

We do not intend to seek our own no-action letter, and there is no assurance that the staff of the SEC would make a similar determination regarding the exchange notes as it has in these no-action letters to third parties.

Pursuant to the terms of the registration rights agreement, we will begin to incur additional interest on the outstanding notes if we do not complete the exchange offer by May 2, 2011. The additional interest for failing to timely complete the exchange offer is 25 basis points for the first 90 days post May 2, 2011. This penalty increases every 90 days by another 25 basis points up to a maximum of 100 basis points over the original stated rate until the registration default ends. If at any time after May 2, 2011, we complete the exchange offer, the interest rate reverts back to the original stated rate.

As a result of the filing and effectiveness of the registration statement of which this prospectus is a part, we will satisfy our obligations under the registration rights agreement. Following the closing of the exchange offer, holders of the outstanding notes not tendered will not have any further registration rights except in limited circumstances requiring the filing of a shelf registration statement, and the outstanding notes will continue to be subject to restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes will be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions stated in this prospectus and in the letter of transmittal, we will accept all outstanding notes properly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. After authentication of the exchange notes by the trustee or an authenticating agent, we will issue $1,000 principal amount of the exchange notes in exchange for each $1,000 principal amount of the outstanding notes accepted in the exchange offer (provided, however, that you may tender outstanding notes only in a minimum denomination of $2,000 or an integral multiple of $1,000 in excess thereof).

By tendering the outstanding notes for exchange notes in the exchange offer and signing or agreeing to be bound by the letter of transmittal, you will represent to us that:

•	you will acquire the exchange notes you receive in the exchange offer in the ordinary course of your business;

•	you are not participating in, have no understanding with any person to participate in, and do not intend to engage in the distribution of the exchange notes issued to you in the exchange offer;

•	you are not an affiliate of ours or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if you are not a broker-dealer, that you are not engaged in and do not intend to engage in the distribution of the exchange notes; and

•	if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus, as required by law, in connection with any resale of those exchange notes.

Broker-dealers that are receiving exchange notes for their own account must have acquired the outstanding notes as a result of market-making or other trading activities in order to participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. The letter of transmittal states that, by so acknowledging and by delivering a prospectus, a broker-dealer will not be admitting that it is an “underwriter” within the meaning of the Securities Act. We will be required to allow broker-dealers to use this prospectus following the exchange offer in connection with the resale of exchange notes received in exchange for outstanding notes acquired by broker-dealers for their own account as a result of market-making or other trading activities. If required by applicable securities laws, we will, upon written request, make this prospectus available to any broker-dealer for use in connection with a resale of exchange notes. See “Plan of Distribution.”

The exchange notes will evidence the same debt as the outstanding notes and will be issued under and entitled to the benefits of the same indenture. The form and terms of the exchange notes to be issued in the exchange offer are the same as the form and terms of the outstanding notes except that the exchange notes will be registered under the Securities Act and, accordingly,

•	will not contain certain restrictions with respect to their transfer;

•	will not be subject to provisions relating to additional interest;

•	will bear a different CUSIP or ISIN number from the outstanding notes; and

•	will not entitle the holders to registration rights.

As of the date of this prospectus, $300 million aggregate principal amount of the 6.625% Senior Notes due 2020 are outstanding. In connection with the issuance of the outstanding notes, we arranged for the outstanding notes to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders as of the close of business on May 9, 2011. We intend to conduct the exchange offer as required by the

Exchange Act, and the rules and regulations of the SEC under the Exchange Act, including Rule 14e-1, to the extent applicable.

Rule 14e-1 describes unlawful tender offer practices under the Exchange Act. This rule requires us, among other things:

•	to hold our exchange offer open for 20 business days;

•	to give at least ten business days notice of certain changes in the terms of this offer as specified in Rule 14e-1(b); and

•	to issue a press release in the event of an extension of the exchange offer.

The exchange offer is not conditioned upon any minimum aggregate principal amount of the outstanding notes being tendered, and holders of the outstanding notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law or under the indenture in connection with the exchange offer. We shall be considered to have accepted the outstanding notes tendered according to the procedures in this prospectus when, as and if we have given oral or written notice of acceptance to the exchange agent. See “— Exchange Agent.” The exchange agent will act as agent for the tendering holders for the purpose of receiving exchange notes from us and delivering exchange notes to those holders.

If any tendered outstanding notes are not accepted for exchange because of an invalid tender or the occurrence of other events described in this prospectus, these unaccepted outstanding notes will be returned, at our cost, into the holder’s account at DTC according to the procedures described below, promptly after the expiration date.

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes related to the exchange of the outstanding notes in the exchange offer. We will pay all charges and expenses, other than applicable taxes, in connection with the exchange offer. See “— Fees and Expenses.”

Neither we nor our board of directors makes any recommendation to holders of the outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. Moreover, no one has been authorized to make any such recommendation. Holders of the outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the amount of the outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with their advisors, if any, based on their own financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” shall mean 5:00 p.m., New York City time, on June 8, 2011, unless we, in our sole discretion, extend the exchange offer, in which case the term “expiration date” shall mean the latest date to which the exchange offer is extended.

If any of the conditions described below under “—Conditions” have not been satisfied, we reserve the right, in our sole discretion:

•	to extend the exchange offer, or

•	to terminate the exchange offer,

by giving oral or written notice of such extension or termination to the exchange agent, and any such oral or written notice given to the exchange agent will disclose the principal amount of outstanding notes tendered as of the date of such notice. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice to the exchange agent and by making a public announcement. Any public announcement in the case of an extension of the exchange offer will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. If the exchange offer is amended in a manner determined by us to constitute a material change, including the waiver of a material condition, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the amendment. We will also extend the exchange offer for a period of at least five business days, as required by applicable law, depending upon the significance of the change and the manner of disclosure to the holders, if the exchange offer would otherwise expire during that extended period.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, termination, extension, or amendment of the exchange offer, we shall have no obligation to publish, advise, or otherwise communicate any public announcement, other than by making a timely release to PR Newswire.

You are advised that we may extend the exchange offer because some of the holders of the outstanding notes do not tender on a timely basis. In order to give these noteholders the ability to participate in the exchange and to avoid the significant reduction in liquidity associated with holding an unexchanged note, we may elect to extend the exchange offer.

Procedures for Tendering

All of the outstanding notes were issued in book-entry form, and all of the outstanding notes are currently represented by global certificates held for the account of DTC.

We understand that the exchange agent will make a request promptly after the date of the prospectus to establish accounts for the outstanding notes at DTC for the purpose of facilitating the exchange offer, and subject to their establishment, any financial institution that is a participant in DTC may make book-entry delivery of the outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account for the notes using DTC’s procedures for transfer.

In order to transfer outstanding notes held in book-entry form with DTC, the exchange agent must receive, before 5:00 p.m., New York City time, on the expiration date, at its address set forth in this prospectus,

•	a confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC, which is referred to in this prospectus as a “book-entry confirmation,” and:

•	a properly completed and validly executed letter of transmittal, or manually signed facsimile thereof, together with any signature guarantees and other documents required by the instructions in the letter of transmittal; or

•	an agent’s message transmitted pursuant to ATOP.

The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer outstanding notes held in book-entry form to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send a book-entry confirmation, including an agent’s message, to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering outstanding notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce such agreement against such participant. If you use ATOP procedures to tender outstanding notes, you will not be required to deliver a letter of transmittal to the exchange agent, but you will be bound by its terms as if you had signed it.

There is no procedure for guaranteed late delivery of the notes.

Acceptance of Outstanding Notes for Exchange; Issuance of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will accept, promptly after the expiration time, all outstanding notes properly tendered. We will issue the exchange notes promptly after acceptance of the outstanding notes. For purposes of an exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when, as and if we have given oral or written notice to the exchange agent, with prompt written confirmation of any oral notice.

For each outstanding note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to that of the surrendered outstanding note. As a result, registered holders of exchange notes issued in the exchange offer on the relevant record date for the first interest payment date following the completion of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the outstanding notes or, if no interest has been paid on the outstanding notes, from November 2, 2010. Outstanding notes that we accept for exchange will cease to accrue interest from and after the date of completion of the exchange offer.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged outstanding notes will be returned without expense to their tendering holder. Such non-exchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur promptly after the expiration or termination of the exchange offer.

Determinations of Validity

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we shall determine. Although we intend to notify holders of defects or irregularities related to tenders of outstanding notes, neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities related to tenders of outstanding notes nor shall we or any of them incur liability for failure to give notification. Tenders of outstanding notes will not be considered to have been made until the irregularities have been cured or waived. Any outstanding notes received by the exchange agent that we determine are not properly tendered or the tender of which is otherwise rejected by us and as to which the defects or irregularities have not been cured or waived by us will be returned by the exchange agent to the tendering holder (unless otherwise provided in the letter of transmittal), promptly after the expiration date.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, tenders of outstanding notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date. To withdraw a tender of outstanding notes in the exchange offer:

•	a written or facsimile transmission of a notice of withdrawal must be received by the exchange agent at its address listed below before 5:00 p.m., New York City time, on the expiration date; or

•	you must comply with the appropriate procedures of ATOP.

Any notice of withdrawal must:

•	specify the name of the person having deposited the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes or, in the case of the outstanding notes transferred by book-entry transfer, the name and number of the account at the depositary to be credited;

•	be signed by the same person and in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered, including any required signature guarantee, or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

•	specify the name in which any of these outstanding notes are to be registered, if different from that of the person who deposited the outstanding notes to be withdrawn.

All questions as to the validity, form and eligibility, including time of receipt, of the withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be judged not to have been tendered according to the procedures in this prospectus for purposes of the exchange offer, and no exchange notes will be issued in exchange for those outstanding notes unless the outstanding notes so withdrawn are validly retendered. Any outstanding notes that have been tendered but are not accepted for exchange will be returned by transfer into the holder’s account at DTC according to the procedures described above. This return or crediting will take place promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described above under “— Procedures for Tendering” at any time before the expiration date.

Conditions

We will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes if the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC. Similarly, we may terminate the exchange offer as provided in this prospectus before accepting outstanding notes for exchange in the event of such a potential violation.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the representations described under “— Terms of the Exchange Offer” and such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to allow us to use an appropriate form to register the exchange notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give prompt written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each such right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture relating to the notes under the Trust Indenture Act of 1939.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A., the trustee under the indenture, has been appointed as exchange agent for the exchange offer. In this capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent by mail addressed as follows:

By Registered or Certified Mail, Hand Delivery or Overnight Courier:

The Bank of New York Mellon Trust Company, N.A.
c/o The Bank of New York Mellon Corporation
Corporate Trust Operations — Reorganization Unit
480 Washington Boulevard,
27th Floor
Jersey City, New Jersey 07310
Attn: Mr. David Mauer

By Facsimile Transmission:

(for eligible institutions only)
(212) 298-1915
Attention: Mr. David Mauer

To Confirm by Telephone or for Information:

(212) 815-3687

Fees and Expenses

We will bear the expenses of soliciting holders of outstanding notes to determine if such holders wish to tender those outstanding notes for exchange notes. The principal solicitation under the exchange offer is being made by mail. Additional solicitations may be made by our officers and regular employees and our affiliates in person or by telephone or telecopier.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket costs and expenses in connection with the exchange offer and will indemnify the exchange agent for all losses and claims incurred by it as a result of the exchange offer. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees and printing costs.

You will not be obligated to pay any transfer tax in connection with the exchange, except if you instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than you, in which event you will be responsible for the payment of any applicable transfer tax.

Federal Income Tax Consequences

We believe that the exchange offer of the outstanding notes will not constitute a taxable exchange for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the outstanding notes as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes.

Participation in the Exchange Offer; Untendered Outstanding Notes

Participation in the exchange offer is voluntary. Holders of outstanding notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

As a result of the making of, and upon acceptance for exchange of all of the outstanding notes tendered under the terms of, these exchange offer, we will have fulfilled a covenant contained in the terms of the registration rights agreement. Holders of outstanding notes who do not tender in the exchange offer will continue to hold their outstanding notes and will be entitled to all the rights, and subject to the limitations, applicable to the outstanding notes under the indenture. Holders of outstanding notes will no longer be entitled to any rights under the registration rights agreement that by its terms terminates or ceases to have further effect as a result of the making of this exchange offer. See “Description of the Exchange Notes.” All untendered outstanding notes will continue to be subject to the restrictions on transfer described in the indenture. To the extent the outstanding notes are tendered and accepted, there will be fewer outstanding notes remaining following the exchange, which could significantly reduce the liquidity of the untendered outstanding notes.

We may in the future seek to acquire our untendered outstanding notes in the open market or through privately negotiated transactions, through subsequent exchange offers or otherwise. We intend to make any acquisitions of the outstanding notes following the applicable requirements of the Securities Exchange Act of 1934, and the rules and regulations of the SEC under the Securities Exchange Act of 1934, including Rule 14e-1, to the extent applicable. We have no present plan to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any outstanding notes that are not tendered in the exchange offer, except in those circumstances in which we may be obligated to file a shelf registration statement.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offer. Because we are exchanging the outstanding notes for the exchange notes, which have substantially identical terms, the issuance of the exchange notes will not result in any increase in our indebtedness.

A portion of the net proceeds of the offering of the outstanding notes, which amounted to approximately $294.5 million, net of the initial purchasers purchasers’ discount, was used to repay $200 million of the term loans under our existing senior secured credit facilities. The remaining net proceeds are being used to repurchase shares of our common stock.

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income from continuing operations plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense, and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

						Three Months Ended
	Year Ended December 31,					March 31,
	2006	2007	2008	2009	2010	2010

Ratio of Earnings to Fixed Charges	2.51x	1.76x	2.84x	4.32x	4.34x	3.95x

DESCRIPTION OF THE EXCHANGE NOTES

Rent-A-Center, Inc. issued $300 million aggregate principal amount of the outstanding notes under an indenture among Rent-A-Center, the Guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee, dated as of November 2, 2010. The exchange notes will be issued under that indenture. In this section, the outstanding notes and the exchange notes are collectively referred to as the “Notes.” The terms of the notes include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The terms of the exchange notes will be identical in all material respects to the outstanding notes, except that the notes will not contain certain transfer restrictions and holders of the exchange notes will no longer have any registration rights or be entitled to additional interest.

We may issue an unlimited principal amount of additional notes having identical terms and conditions as the Notes other than the issue date, the issue price and the first interest-payment date (the “Additional Notes”). We will only be permitted to issue such Additional Notes if at the time of such issuance, we are in compliance with the covenants contained in the indenture.

The following discussion summarizes the material provisions of the indenture. It does not purport to be complete, and is qualified in its entirety by reference to all of the provisions of those agreements, including the definition of certain terms, and to the Trust Indenture Act of 1939, as amended. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under the caption “— Additional Information.” You will find the definitions of capitalized terms used in this description of notes under the caption “— Certain definitions.” For purposes of this description of notes, references to “the Company,” “we,” “our” and “us” refer only to Rent-A-Center, Inc. and not to its subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture.

The registered holder of a note will be treated as the owner of it for all purposes. Only registered owners will have rights under the Indenture.

General

The Notes

The Notes:

•	will be unsecured, senior obligations of the Company;

•	will be limited to an aggregate principal amount of $300.0 million, subject to our ability to issue Additional Notes;

•	mature on November 15, 2020;

•	will be unconditionally Guaranteed on a senior unsecured basis by each Restricted Subsidiary that is a borrower under the Senior Credit Facility or that Guarantees any Indebtedness of the Company or any Guarantor, provided that under certain circumstances, a Guarantor will be released from all of its obligations under the Indenture, and its Guarantee will terminate. On the Issue Date, each of the Company’s Subsidiaries, other than Foreign Subsidiaries and the Insurance Subsidiary, will be a Guarantor. See “— Guarantees;”

•	will be issued in denominations of $2,000 or an integral multiple of $1,000 in excess thereof;

•	will rank equally in right of payment with any existing and future senior Indebtedness of the Company;

•	will be effectively subordinated to all existing and future Secured Indebtedness of the Company (including its Obligations under the Senior Credit Facility) to the extent of the value of the assets securing such Indebtedness;

•	will be senior in right of payment to any existing and future Subordinated Obligations;

•	will be structurally subordinated to obligations of any Non-Guarantor Subsidiary; and

•	will be represented by one or more registered Notes in global form.

Interest

Interest on the Notes will:

•	accrue at the rate of 6.625% per annum;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•	be payable in cash semi-annually in arrears on May 15 and November 15, commencing on May 15, 2011;

•	be payable to the Holders of record at the close of business on May 1 and November 1 immediately preceding the related interest-payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.

We also will pay Additional Interest to Holders under certain circumstances if we do not file a registration statement relating to a registered exchange offer for the Notes or, in lieu thereof, a resale shelf registration statement for the Notes if such registration statement is not declared effective on a timely basis or if certain other circumstances are not satisfied, all as more fully described below under the caption “Exchange offer; registration rights.”

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of, and premium, if any, and interest on, the Notes at the office or agency designated by the Company, except that we may, at our option, pay interest on the Notes by check mailed to Holders at their registered address set forth in the Registrar’s books. We have initially designated the corporate trust office of the Trustee to act as our Paying Agent and Registrar. We may, however, change the Paying Agent or Registrar without prior notice to the Holders, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

We will pay principal of, and premium, if any, and interest on, Notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered Holder of such global Note.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents. No service charge will be imposed by the Company, the Trustee or the Registrar for any registration of transfer or exchange of Notes, but the Company may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before the day of any selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Optional Redemption

Except as described below, the Notes are not redeemable until November 15, 2015. On and after November 15, 2015, the Company may redeem the Notes, in whole or, from time to time, in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as a percentage of principal amount of the Notes to be redeemed) set forth below, plus accrued and unpaid interest on the Notes, if any, to the applicable date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest-payment date following on or prior to such redemption date), if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage

2015	103.313%
2016	102.208%
2017	101.104%
2018 and thereafter	100.000%

Prior to November 15, 2013, the Company may on any one or more occasions redeem up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the Net Cash Proceeds of one or more Equity Offerings at a redemption price equal to 106.625% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the applicable redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date following on or prior to such redemption date); provided that

(1) at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) remains outstanding after each such redemption; and

(2) such redemption occurs within 90 days after the closing of any such Equity Offering.

In addition, at any time prior to November 15, 2015, the Company may redeem the Notes, in whole or, from time to time, in part, upon not less than 30 nor more than 60 days’ prior notice mailed to each Holder or otherwise in accordance with the procedures of the depositary at a redemption price equal to 100% of the aggregate principal amount of the Notes plus the Applicable Premium, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business, on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Company.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $2,000 in original principal amount will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Any redemption or notice may, at the Company’s discretion, be subject to one or more conditions precedent, including completion of an Equity Offering or other corporate transaction.

Mandatory Redemption; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as described under the caption “— Repurchase at the option of holders.”

The Company may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws, so long as such acquisition does not otherwise breach the terms of the Indenture.

Ranking

The Notes will be senior unsecured obligations of the Company that rank senior in right of payment to all existing and future Indebtedness of the Company that is expressly subordinated in right of payment to the Notes.

The Notes will rank equally in right of payment with all existing and future Indebtedness of the Company that is not so subordinated and will be effectively subordinated to all of our Secured Indebtedness (to the extent of the value of the assets securing such Indebtedness) and liabilities of our Non-Guarantor Subsidiaries. In the event of bankruptcy, liquidation, reorganization or other winding up of the Company or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Credit Facility or other Secured Indebtedness of the Company, the assets of the Company that secure such Secured Indebtedness will be available to pay obligations on the Notes only after all Indebtedness under such Senior Credit Facility and other Secured Indebtedness and certain hedging obligations and cash management obligations has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding.

Although the Indenture will limit the amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur, such Indebtedness may be substantial and a significant portion of such Indebtedness may be Secured Indebtedness or structurally senior to the Notes. See “Certain covenants — Limitation on indebtedness.”

Guarantees

Each Restricted Subsidiary that either is a borrower under the Senior Credit Facility or that Guarantees any Indebtedness of the Company or any other Restricted Subsidiary will initially Guarantee the Notes. The Guarantors will, jointly and severally, irrevocably and unconditionally guarantee, on a senior unsecured basis, the Company’s obligations under the Notes and under the Indenture. Each Guarantor will agree to pay, in addition to the obligations stated above, any and all costs and expenses (including reasonable attorneys’ fees and expenses) Incurred by the Trustee or the Holders in enforcing any rights against it under its Guarantee.

Each of the Guarantees:

•	will be a senior unsecured obligation of each Guarantor;

•	will rank equally in right of payment with any existing and future senior Indebtedness of the respective Guarantors;

•	will be effectively subordinated to all existing and future Secured Indebtedness of a Guarantor (including the Obligations under its Guarantee of the Senior Credit Facility) to the extent of the value of the assets securing such Indebtedness;

•	will be senior in right of payment to any existing and future Guarantor Subordinated Obligations; and

•	will be subject to registration with the SEC pursuant to the registration rights agreement.

In the event of bankruptcy, liquidation, reorganization or other winding up of a Guarantor or upon a default in payment with respect to, or the acceleration of, any Indebtedness under the Senior Credit Facility or other Secured Indebtedness of such Guarantor, the assets of the Guarantor that secure such Secured Indebtedness will be available to pay obligations on the Notes only after all Indebtedness under such Senior Credit Facility (and certain hedging obligations and cash management obligations) and other Secured Indebtedness of or guaranteed by such Guarantor has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding.

Although the Indenture will limit the amount of Indebtedness that the Guarantors may Incur, such Indebtedness may be substantial, and a significant portion of such Indebtedness may be Secured Indebtedness or structurally senior to the Notes. See “Certain covenants — Limitation on indebtedness.”

As of March 31, 2011, the Non-Guarantor Subsidiaries represented an immaterial percentage of our operating income, assets and liabilities, in each case calculated on a consolidated basis.

Any entity that makes a payment under its Guarantee will be entitled upon payment in full of all Obligations that are Guaranteed under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment, determined in accordance with GAAP.

The obligations of each Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law. The effectiveness of this limiting provision is not, however, free from doubt. If a Guarantee were rendered voidable, it could be subordinated by a court to all other Indebtedness (including Guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such Indebtedness, a Guarantor’s liability on its Guarantee could be reduced to zero. See “Risk factors — Federal and state fraudulent transfer laws may permit a court to void the notes and/or the guarantees, and if that occurs, you may not receive any payments on the notes.”

The Indenture will provide that each Guarantee by a Guarantor will be automatically and unconditionally released and discharged, and such Guarantor and its obligations under its Guarantee will be automatically and unconditionally released and discharged, upon:

(1) (a) (i) any sale, assignment, transfer, conveyance, exchange, or other disposition (by merger, consolidation or otherwise) of the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) the sale of all or substantially all of the assets of such Guarantor to a Person which is not the Company or a Restricted Person (whether or not such Guarantor is the surviving Person in such transaction), in each case, which sale, assignment, transfer, conveyance, exchange, or other disposition is made in compliance with the applicable provisions of the Indenture, including “Repurchase at the option of holders — Asset sales” (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time); provided that all the obligations of such Guarantor under all other Indebtedness of the Company and its Restricted Subsidiaries terminate upon consummation of such transaction;

(b) the release or discharge of such Guarantor from its Guarantee of Indebtedness of the Company and Subsidiaries under the Senior Credit Facility (including by reason of the termination of the Senior Credit Facility), and all other Indebtedness of the Company and Subsidiaries and/or the Guarantee that resulted in the obligation of such Guarantor to Guarantee the Notes, if such Guarantor would not then otherwise be required to Guarantee the Notes pursuant to the Indenture, except a discharge or release by or as a result of payment under such Guarantee; provided, that if such Person has Incurred any Indebtedness in reliance on its status as a Guarantor under the covenant “— Certain covenants — Limitation on indebtedness,” such Guarantor’s obligations under such Indebtedness, as the case may be, so Incurred are satisfied in full and discharged or are otherwise permitted to be Incurred by a Restricted Subsidiary (other than a Guarantor) under “— Certain covenants — Limitation on indebtedness”;

(c) upon the proper designation of any Guarantor as an Unrestricted Subsidiary; or

(d) the Company exercising its legal defeasance option or covenant defeasance option as described under “— Defeasance” or the Company’s obligations under the Indenture being discharged in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction and/or release have been complied with.

In the event any released Guarantor thereafter borrows under or Guarantees Indebtedness under the Senior Credit Facility or Guarantees any other Indebtedness of the Company or any Guarantor, such former Guarantor will, if it is a Restricted Subsidiary, again provide a Guarantee of the Notes and, unless the Company and Guarantors have theretofore fulfilled their registration obligations thereunder, assume by written agreement all of the obligations of a Guarantor under the Registration Rights Agreement. See “— Certain covenants — Future guarantors.”

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless the Company has exercised its right to redeem all of the Notes as described under “— Optional redemption,” the Company will make an offer to purchase all of the Notes (the

“Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”) (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to the date of purchase).

Within 30 days following any Change of Control, unless the Company has exercised its right to redeem all of the Notes as described under “— Optional redemption,” the Company will mail a notice of such Change of Control Offer to each Holder, with a copy to the Trustee, stating:

(1) that a Change of Control Offer is being made and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for purchase by the Company at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on an interest payment date);

(2) the purchase date (which shall be no earlier than 30 days no later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3) the procedures determined by the Company, consistent with the Indenture, that a Holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all Notes or portions of Notes (of $2,000 or an integral multiple of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so tendered; and

(3) deliver or cause to be delivered to the Trustee for cancellation the Notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of Notes or portions of Notes being purchased by the Company in accordance with the terms of this covenant.

The paying agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest-payment date, any accrued and unpaid interest to the Change of Control Payment Date will be paid on the relevant interest-payment date to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender pursuant to the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable, except as set forth under the captions “— Defeasance” and “— Satisfaction and discharge.” Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

Even if sufficient funds were otherwise available, the terms of the Senior Credit Facility may, and future Indebtedness may, prohibit the Company’s prepayment of the Notes before their scheduled maturity. Consequently, if the Company is not able to prepay the Indebtedness under the Senior Credit Facility and any such other Indebtedness containing similar restrictions or obtain requisite consents, the Company will be unable to fulfill its repurchase obligations if Holders of Notes exercise their repurchase rights following a Change of Control, resulting in a default under the Indenture. A payment or acceleration under the Indenture will result in a cross-default under the current terms of the Senior Credit Facility.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control conditional upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control contemporaneously with the making of the Change of Control Offer.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries taken as a whole to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of a Person. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Company to make an offer to repurchase the Notes as described above. Certain provisions under the Indenture relative to the Company’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Asset Sales

The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Disposition unless:

(1) the Company or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares, property and assets subject to such Asset Disposition;

(2) at least 75% of the consideration from such Asset Disposition received by the Company or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company or such Restricted Subsidiary, as the case may be, at the option of the Company and in the sequence it elects (subject to the terms of the Indebtedness referred to in clauses (a) and (b) below) to any of the following (or any combination thereof) within 365 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash, as follows:

(a) to permanently reduce (and permanently reduce commitments with respect thereto: (x) obligations under the Senior Credit Facility and (y) Secured Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Secured Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock or Guarantor Subordinated Obligations) (in each case other than Indebtedness owed to the Company or an Affiliate of the Company);

(b) to permanently reduce obligations under other Indebtedness of the Company (other than any Disqualified Stock or Subordinated Obligations) or Indebtedness of a Restricted Subsidiary (other than any Disqualified Stock or Guarantor Subordinated Obligations), in each case other than Indebtedness owed to the Company or an Affiliate of the Company; provided that the Company shall equally and ratably reduce Obligations under the Notes through open market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Disposition Offer) to all Holders to purchase their Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest on the amount of Notes that would otherwise be prepaid; or

(c) to invest in Additional Assets;

provided that the Issuer will be deemed to have complied with the provisions described in clause (c) of this paragraph if and to the extent that, within 365 days from the later of the date of such Asset Dispositions that generated the Net Available Cash or the receipt of such Net Available Cash, the Company or such Restricted Subsidiary has entered into and not abandoned or rejected a binding agreement to acquire the assets or Capital Stock of a Similar Business, make an Investment in Additional Assets or make a capital expenditure in compliance with the provision described in clause (c), and that acquisition, purchase, investment or capital expenditure is thereafter completed within 180 days after the end of such 365-day period. Pending the final application of any such Net Available Cash in accordance with clause (a), (b) or (c) above, the Company and its Restricted Subsidiaries may temporarily reduce Indebtedness (including under a revolving Debt Facility) or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture.

For the purposes of clauses (1) and (2), no Asset Disposition pursuant to condemnation, confiscation, appropriation or other similar taking, including by deed in lieu of condemnation, resulting from damage, destruction, or total loss, or pursuant to foreclosure or other enforcement of a Lien Incurred not in breach of the Indenture or exercise by the related lienholder of rights with respect thereto, including by deed or assignment in lieu of foreclosure shall, in any such case, be required to satisfy the conditions set forth in clause (1) and (2) above.

For the purposes of clause (2) above and for no other purpose, the following will be deemed to be cash:

(1) any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet) of the Company or any Restricted Subsidiary (other than liabilities that are by their express terms subordinated in right of payment to the Notes or the Guarantees) that are assumed by the transferee of any such shares, property or other assets and from which the Company and all Restricted Subsidiaries have been validly released by all creditors in writing;

(2) any securities, notes or other obligations received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Disposition; and

(3) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Noncash Consideration received pursuant to this clause (3) that is at that time outstanding, not to exceed the greater of (x) $25.0 million and (y) 2.5% of Total Tangible Assets at the time of the receipt of such Designated Noncash Consideration (with the Fair Market Value of each item of Designated Noncash Consideration being measured at the time received without giving effect to subsequent changes in value).

Any Net Available Cash from Asset Dispositions that are not applied or invested as provided in the first paragraph of this section will be deemed to constitute “Excess Proceeds” which, for the avoidance of doubt, shall not include any Net Available Cash that is the subject of an Asset Disposition Offer to the extent not accepted by the Holders on or before the applicable Asset Disposition Purchase Date pursuant to the terms described below. On the 366th day after an Asset Disposition, or, in the case of clause 3(c) above, upon abandonment of any such project, if the aggregate amount of Excess Proceeds exceeds $25.0 million, the Company will promptly thereafter be required to make an offer (“Asset Disposition Offer”) to all Holders and, to the extent required by the terms of outstanding Pari Passu Indebtedness, to all holders of such Pari Passu Indebtedness, to purchase the maximum aggregate principal amount of Notes and any such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date), in accordance with the procedures set forth in the Indenture or the agreements governing the Pari Passu Indebtedness, as applicable, in each case in denominations of $2,000 or an integral multiple of $1,000 in excess thereof. The Company shall commence an Asset Disposition Offer with respect to Excess Proceeds by mailing (or otherwise communicating in accordance with the procedures of DTC) the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes and Pari Passu Indebtedness validly tendered and not properly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof and other Pari Passu Indebtedness surrendered by holders or lenders, collectively, exceeds the amount of Excess Proceeds, the Trustee shall select the Notes and Pari Passu Indebtedness to be purchased on a pro rata basis on the basis of the aggregate accreted value or principal amount of tendered Notes and Pari Passu Indebtedness. Upon completion of such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero. The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Company will apply all Excess Proceeds to the purchase of the aggregate principal amount of Notes and, if applicable, Pari Passu Indebtedness (on a pro rata basis, if applicable) required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount of Notes (and, if applicable, Pari Passu Indebtedness) has been so validly tendered, all Notes and Pari Passu Indebtedness validly tendered in response to the Asset Disposition Offer. Payment for any Notes so purchased will be made in the same manner as interest payments are made.

If the Asset Disposition Purchase Date is on or after an interest record date and on or before the related-interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date.

On or before the Asset Disposition Purchase Date, the Company will, to the extent lawful, accept for payment, on a pro rata basis to the extent necessary, the Asset Disposition Offer Amount of Notes and Pari Passu Indebtedness or portions thereof validly tendered and not properly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not properly withdrawn, all Notes and Pari Passu Indebtedness so tendered, in each case in denominations of $2,000 or an integral multiple of $1,000 in excess thereof; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $2,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $2,000. The Company will deliver, or cause to be delivered, to the Trustee the Notes so accepted and an Officers’ Certificate stating the aggregate principal amount of Notes or portions thereof so accepted and that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant. In addition, the Company will deliver all certificates and notes required, if any, by the agreements governing the Pari Passu Indebtedness. The Paying Agent or the Company, as the case may be, will promptly, but in no event, later than five Business Days after termination of the Asset Disposition Offer Period, mail or deliver to each tendering Holder or holder or lender of Pari Passu Indebtedness, as the case may be, an amount equal to the purchase price of the Notes or Pari Passu Indebtedness so validly tendered and not properly withdrawn by such holder or lender, as the case may be, and accepted by the Company for purchase, and the Company will promptly issue a new Note, and the Trustee, upon delivery of an authentication order from the Company, will authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof. In addition, the Company will take any and all other actions required by the agreements governing the Pari Passu Indebtedness. Any Note not so accepted will be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Disposition Offer on or promptly following the Asset Disposition Purchase Date.

The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to an Asset Disposition Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the indenture by virtue of any conflict.

Certain Covenants

Limitation on Indebtedness

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Company and the Guarantors may Incur Indebtedness (including Acquired Indebtedness) if on the date thereof and after giving effect thereto on a pro forma basis (including a pro forma application of net proceeds therefrom):

(1) the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00; and

(2) no Default or Event of Default then exists or, immediately after giving effect thereto, would exist.

The first paragraph of this covenant will not prohibit the Incurrence of the following Indebtedness:

(1) Indebtedness of the Company or any Guarantor Incurred under one or more Debt Facilities and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with undrawn trade letters of credit and reimbursement obligations relating to trade letters of credit satisfied within 30 days being excluded, and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate outstanding amount equal to $1,000.0 million less the aggregate principal amount of all principal repayments with the proceeds from Asset Dispositions made pursuant to clause 3(a) of the first paragraph of “— Repurchase at the option of holders — Asset sales” in satisfaction of the requirements of such covenant;

(2) Indebtedness represented by the Notes and the related Guarantees (other than any Additional Notes and their related Guarantees) and any exchange notes issued in a registered exchange offer pursuant to the Registration Rights Agreement (“Exchange Notes”) and (any related Guarantees thereof);

(3) Indebtedness of the Company and its Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1), (2), (4), (5), (7), (9), (10) and (11) of this paragraph);

(4) (a) Guarantees by (i) the Company or Guarantors of Indebtedness permitted to be Incurred by the Company or a Guarantor in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Guarantee, as the case may be, and (ii) Non- Guarantor Subsidiaries of Indebtedness Incurred by Non-Guarantor Subsidiaries in accordance with the provisions of the Indenture;

(b) Guarantee Obligations incurred in the ordinary course of business by the Company or its Restricted Subsidiaries of obligations of any Foreign Subsidiary;

(5) Indebtedness of the Company owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any other Restricted Subsidiary; provided, however,

(a) if the Company is the obligor on Indebtedness owing to a Non-Guarantor Subsidiary, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(b) if a Guarantor is the obligor on such Indebtedness and a Non-Guarantor Subsidiary is the obligee, such Indebtedness is subordinated in right of payment to the Guarantees of such Guarantor; and

(c)(i) any subsequent issuance or transfer of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(ii) any sale or other transfer of any such Indebtedness to a Person other than the Company or a Restricted Subsidiary of the Company shall be deemed, in each case, to constitute an Incurrence of such Indebtedness by the Company or such Subsidiary, as the case may be.

(6) Indebtedness of Persons Incurred and outstanding on the date on which such Person became a Restricted Subsidiary or was acquired by, or merged into, the Company or any Restricted Subsidiary (other than Indebtedness Incurred (a) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary or was otherwise acquired by the Company or (b) otherwise in connection with, or in contemplation of, such acquisition); provided, however, that at the time such Person is acquired (and after giving pro forma effect thereto), either

(a) the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to the Incurrence of such Indebtedness pursuant to this clause (6); or

(b) the Consolidated Coverage Ratio of the Company and its Restricted Subsidiaries is higher than such ratio immediately prior to such acquisition or merger.

(7) Indebtedness under Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes);

(8) (a) Indebtedness (including Capitalized Lease Obligations and Attributable Indebtedness) of the Company or a Restricted Subsidiary Incurred to finance all or any part of the purchase, lease, construction or improvement of any property, plant or equipment used or to be used in the business of the Company or such Restricted Subsidiary whether through the direct purchase, lease, construction or improvement of such property, plant or equipment, including any such Indebtedness assumed in connection with the purchase of such property, plant or equipment or secured by a Lien thereon prior to such purchases, such property, plant or equipment, and any Indebtedness of the Company or a Restricted Subsidiary which serves to refund or refinance any Indebtedness Incurred pursuant to this clause (8)(a), in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (8)(a) and then outstanding, will not exceed $40.0 million, at any time outstanding (determined as of the date of such Incurrence;

(9) Indebtedness Incurred by the Company or its Restricted Subsidiaries (a) in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance, self-insurance obligations, performance, bid, surety, appeal and similar bonds and completion Guarantees (not for borrowed money) provided in the ordinary course of business, including obligations in respect of letters of credit, bankers’ acceptances or other similar instruments issued for such purposes to the extent none of such instruments is drawn upon, or if drawn upon, is reimbursed no later than the fifth Business Day following receipt of demand for reimbursement following payment on the letter of credit, bankers’ acceptance or similar instrument and (b) arising from an obligation to repay customer deposits received in the ordinary course;

(10) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business or assets of the Company or any business, assets or Capital Stock of a Restricted Subsidiary, other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that:

(a) the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition; and

(b) such Indebtedness is not reflected on the balance sheet of the Company or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (10));

(11) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument, including electronic transfers, wire transfers and credit card payments (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business (except in the form of lines of credit); provided, however, that such Indebtedness is extinguished within five Business Days of Incurrence;

(12) the Incurrence or issuance by the Company or any Restricted Subsidiary of Refinancing Indebtedness that serves to refund or refinance any Indebtedness Incurred as permitted under the first paragraph of this covenant and clauses (2), (3), (6), and this clause (12) of the second paragraph of this covenant, or any Indebtedness issued to so refund or refinance such Indebtedness, including additional Indebtedness Incurred to pay premiums (including reasonable, as determined in good faith by the Company, tender premiums), defeasance costs, accrued interest and fees and expenses in connection therewith;

(13) (a) Indebtedness of the Company and of any Restricted Subsidiary owing to the Insurance Subsidiary in an aggregate amount not to exceed $65.0 million at any time outstanding that cannot be subordinated to the obligations of the Company or such Restricted Subsidiary under the Indenture for regulatory reasons or would cause the carrying value for regulatory valuation purposes to be decreased; and

(b) Indebtedness of the Insurance Subsidiary permitted by clause (13) of the second paragraph under “— Limitation on restricted payments” below);

(14) Guarantees by the Company or any Restricted Subsidiaries in respect of outstanding Indebtedness of franchisees not to exceed (without duplication) a principal amount of $100.0 million at any time outstanding;

(15) Indebtedness of the Company and its Restricted Subsidiaries pursuant to lines of credit entered into in connection with cash management facilities and in an aggregate principal amount (for the Company and all Restricted Subsidiaries) not to exceed $30.0 million at any one time, including the line of credit between RAC East, the Company, certain Subsidiaries of the Company and INTRUST Bank, N.A.;

(16) Indebtedness of Foreign Subsidiaries of the Company in an aggregate outstanding principal amount which will not exceed $75.0 million at any time outstanding;

(17) Indebtedness of the Company to the extent that the net proceeds thereof are promptly deposited to defease or to satisfy and discharge the Notes; and

(18) in addition to the items referred to in clauses (1) through (17) above, Indebtedness of the Company and the Restricted Subsidiaries in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (18) and then outstanding, will not exceed $100.0 million.

The Company will not Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness will be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Guarantor will Incur any Indebtedness under the preceding paragraph if the proceeds thereof are used, directly or indirectly, to refinance any Guarantor Subordinated Obligations of such Guarantor unless such Indebtedness will be subordinated to the obligations of such Guarantor under its Guarantee to at least the same extent as such Guarantor Subordinated Obligations. No Restricted Subsidiary (other than a Guarantor) may Incur any Indebtedness if the proceeds are used to refinance Indebtedness of the Company or a Guarantor.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness Incurred pursuant to and in compliance with, this covenant:

(1) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the first or second paragraph of this covenant (or any combination thereof), the Company, in its sole discretion, will classify such item of Indebtedness (or any one or more portions thereof) on the date of Incurrence and may later re-classify such item of Indebtedness (or any one or more portions thereof) in any manner that complies with the first or second paragraph of this covenant (or any combination thereof) and only be required to include the amount and type of such Indebtedness in one of such clauses; provided that all

Indebtedness outstanding on the Issue Date under the Senior Credit Facility shall be deemed Incurred under clause (1) of the second paragraph of this covenant and not the first paragraph or clause (3) of the second paragraph of this covenant and may not later be reclassified;

(2) Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3) if obligations in respect of letters of credit are Incurred pursuant to a Debt Facility and are being treated as Incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4) the principal amount of any Disqualified Stock of the Company or a Restricted Subsidiary, or Preferred Stock of a Non-Guarantor Subsidiary, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness; and

(6) the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

Accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount or the aggregate principal amount outstanding in the case of Indebtedness issued with interest payable in kind and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

In addition, the Company will not permit any of its Unrestricted Subsidiaries to Incur any Indebtedness or issue any shares of Disqualified Stock, other than Non-Recourse Debt. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary, any Indebtedness of such Subsidiary shall be deemed to be Incurred by a Restricted Subsidiary as of such date (and, if such Indebtedness is not permitted to be Incurred as of such date under this “— Limitation on indebtedness” covenant, the Company shall be in Default of this covenant).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any of its Restricted Subsidiaries’ Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) other than:

(a) dividends or distributions payable solely in Capital Stock of the Company (other than Disqualified Stock); and

(b) dividends or distributions by a Restricted Subsidiary, so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock issued by a Restricted Subsidiary that is not a Wholly-Owned Subsidiary, the Company or the Restricted Subsidiary holding such Capital Stock receives at least its pro rata share of such dividend or distribution;

(2) purchase, redeem, retire or otherwise acquire for value, including in connection with any merger or consolidation, any Capital Stock of the Company or any direct or indirect parent of the Company held by Persons other than the Company or a Restricted Subsidiary (other than in exchange for Capital Stock of the Company (other than Disqualified Stock));

(3) make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled repayment or installment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations or Guarantor Subordinated Obligations, other than:

(a) Indebtedness of the Company owing to and held by any Guarantor or Indebtedness of a Guarantor owing to and held by the Company or any other Guarantor permitted under clause (5) or (13) of the second paragraph of the covenant “— Limitation on indebtedness” or

(b) the purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement); or

(4) make any Restricted Investment,

(all such payments and other actions referred to in clauses (1) through (4) above (other than any exception thereto) shall be referred to as a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:

(a) no Default exists or immediately after giving effect thereto would exist;

(b) immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the “— Limitation on indebtedness” covenant; and

(c) the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (excluding Restricted Payments made pursuant to clauses (1), (2), (3), (5), (8), (9), (10), (11), (12), (13), (14), (15) and (17) of the next succeeding paragraph) would not exceed the sum of (without duplication):

(i) 50% of Consolidated Net Income for the period (treated as one accounting period) from the beginning of the fiscal quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which financial statements are available (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit); plus

(ii) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of marketable securities or other property received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date, other than:

(x) Net Cash Proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); and

(y) Net Cash Proceeds received by the Company from the issue and sale of its Capital Stock or capital contributions to the extent applied to redeem Notes in compliance with the provisions set forth under the second paragraph of “— Optional redemption;” plus

(iii) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company’s consolidated balance sheet upon the conversion or exchange (other than debt held by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company or its Restricted Subsidiaries convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair market value of any other property, distributed by the Company upon such conversion or exchange); plus

(iv) the amount equal to the net reduction in Restricted Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from:

(x) repurchases or redemptions of such Restricted Investments by such Person, proceeds realized upon the sale of such Restricted Investment to an unaffiliated purchaser, repayments of loans or advances, payments of interest and dividends or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary (other than for reimbursement of tax payments); or

(y) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries or the merger or consolidation of an Unrestricted Subsidiary with and into the Company or any of its Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount in each case under this clause (iv) was included in the calculation of the amount of Restricted Payments; provided, however, that no amount will be included under this clause (iv) to the extent it is already included in Consolidated Net Income.

The provisions of the preceding paragraph will not prohibit:

(1) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Capital Stock, Disqualified Stock or Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock will be excluded from clause (c)(ii) of the preceding paragraph;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Subordinated Obligations or any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Guarantor Subordinated Obligations so long as such refinancing Subordinated Obligations or Guarantor Subordinated Obligations are permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and constitute Refinancing Indebtedness;

(3) any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Disqualified Stock of the Company or a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Disqualified Stock of the Company or such Restricted Subsidiary, as the case may be, so long as such refinancing Disqualified Stock is permitted to be Incurred pursuant to the covenant described under “— Limitation on indebtedness” and constitutes Refinancing Indebtedness;

(4) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation or Guarantor Subordinated Obligations (a) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation or Guarantor Subordinated Obligations in the event of a Change of Control in accordance with provisions similar to the “— Repurchase at the option of holders — Change of control” covenant or (b) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “— Repurchase at the option of holders — Asset sales” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Company has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(5) any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations from Net Available Cash to the extent permitted under “— Repurchase at the option of holders — Asset sales”;

(6) the declaration of any dividend and the payment of any dividend within 60 days after the date of declaration, if at such date of declaration such dividends would have complied with this provision;

(7) the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock or equity appreciation rights of the Company or any direct or indirect parent of the Company held by any existing or former employees, management, directors or consultants of the Company or any Subsidiary of the Company or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate such Person approved by the Board of Directors; provided that such Capital Stock or equity appreciation rights were received for services related to, or for the benefit of, the Company and its Restricted Subsidiaries; and provided, further, that such redemptions or repurchases pursuant to this clause will not exceed $5.0 million in the aggregate during any consecutive twelve-month period (plus any unused amounts under this clause (7) from prior years), although such amount in any such period may be increased by an amount not to exceed:

(a) the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Company and, to the extent contributed to the Company, Capital Stock of any of the Company’s direct or indirect parent companies, in each case to existing or former employees or members of management of the Company, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Issue Date, to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the Net Cash Proceeds from such sales or contributions will be excluded from clause (c)(ii) of the preceding paragraph); plus

(b) the cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries after the Issue Date; less

(c) the amount of any Restricted Payments previously made with the Net Cash Proceeds described in clauses (a) and (b) of this clause (7);

(8) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense;”

(9) repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants, other rights to purchase Capital Stock or other convertible securities if such Capital Stock represents a portion of the exercise price thereof;

(10) the purchase or redemption of any shares of Capital Stock of the Company, for cash, in an aggregate amount (net of related costs and expenses) not in excess of $100.0 million subsequent to the Issue Date;

(11) the distribution, by dividend or otherwise, of shares of Capital Stock of Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are cash and/or cash equivalents);

(12) in addition to the items referred to in clauses (1) through (11) above and clauses (13) through (17) below, Restricted Payments in an aggregate amount, which when taken together with all other Restricted Payments made pursuant to this clause (12) (as reduced by the amount of capital returned from any such

Restricted Payments that constituted Restricted Investments in the form of cash and Cash Equivalents (exclusive of items reflected in Consolidated Net Income)) not to exceed $75.0 million;

(13) Investments in the Insurance Subsidiary to the extent required to meet regulatory capital guidelines, policies or rules in an amount not to exceed at any time outstanding $35.0 million in the aggregate;

(14) the Company may repurchase shares of its common stock from the Insurance Subsidiary in an amount not to exceed (when taken together with the amount of cash dispositions made pursuant to clause (17) of the definition of “Asset Disposition”) the amount necessary to (i) pay operating costs and expenses of the Insurance Subsidiary incurred in the ordinary course of business (not to exceed $250,000 per fiscal year of the Company) and (ii) permit the Insurance Subsidiary to make payments on insurance claims of the Borrower and/or any of its Subsidiaries with the proceeds of such repurchase;

(15) the Insurance Subsidiary may purchase shares of the Common Stock of the Company from the Company or any Subsidiary;

(16) the declaration and payment of dividends on the Company’s Capital Stock in an aggregate amount during any fiscal year not to exceed $20.0 million; and

(17) Restricted Payments in an aggregate amount not to exceed $50.0 million in any fiscal year of the Company (with any unutilized amounts carried forward to the next fiscal year of the Company, but no further); provided, that, immediately after giving pro forma effect thereto (including the application of the proceeds thereof), the Company would have had a Leverage Ratio of less than 2.5 to 1.0.

provided, however, that at the time of and immediately after giving effect to, any Restricted Payment permitted under clauses (5), (7), (8), (10), (12), (16) and (17), no Default shall have occurred and be continuing or would occur as a consequence thereof.

In determining whether any Restricted Payment is permitted by the foregoing covenant, the Company may allocate or reallocate, at anytime and from time to time, all or any portion of such Restricted Payment among all clauses of the preceding paragraph (as of the Issue Date, such clauses being clauses (1) through (17)) or among such clauses and the first paragraph of this covenant, provided that at the time of such allocation or reallocation, all such Restricted Payments, or allocated portions thereof, would be permitted under the various provisions of the foregoing covenant.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment. The amount of all Restricted Payments paid in cash shall be its face amount. Not later than 30 days following the making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant “— Limitation on restricted payments” were computed, together with a copy of any fairness opinion or appraisal required by the Indenture.

As of the Issue Date, all of the Company’s Subsidiaries will be Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Liens

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur, assume or permit to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries), or income or profits therefrom, including any collateral assignment or conveyance of any right to receive income therefrom, whether owned on the Issue Date or acquired after that date, which Lien is securing any Indebtedness, unless contemporaneously with the Incurrence of such Liens:

(1) in the case of Liens securing Subordinated Obligations or Guarantor Subordinated Obligations, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes and related Guarantees are equally and ratably secured by Lien on such property, assets or proceeds or are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens.

Any Lien created for the benefit of Holders pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless:

(1) the Company or such Restricted Subsidiary could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale/Leaseback Transaction pursuant to the covenant described under “— Limitation on indebtedness;”

(2) the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale/Leaseback Transaction under the covenant described under “— Limitation on liens;” and

(3) the Sale/Leaseback Transaction is treated as an Asset Sale and all of the conditions of the Indenture described under “— Repurchase at the option of holders — Asset sales” (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness or other obligations owed to the Company or any Restricted Subsidiary (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock);

(2) make any loans or advances to the Company or any Restricted Subsidiary (it being understood that the subordination of loans or advances made to the Company or any Restricted Subsidiary to other Indebtedness Incurred by the Company or any Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances); or

(3) sell, lease or transfer any of its property or assets to the Company or any Restricted Subsidiary (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

The preceding provisions will not prohibit encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions pursuant to (i) the Senior Credit Facility and related documentation (including agreements related to banking services, cash management services and Hedging Obligations) and (ii) other agreements or instruments in effect at or entered into on the Issue Date;

(b) the Indenture, the Notes, the Exchange Notes and the respective Guarantees and documentation related to each of the foregoing;

(c) any agreement, organizational or governance document or other instrument of, or relating to any asset of, a Person acquired (by merger, consolidation or otherwise) by the Company or any of its Restricted Subsidiaries which is in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired (including after-acquired property);

(d) any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of (i) an agreement, instrument or document referred to in clause (a), (b) or (c) of this paragraph or this clause (d); provided, however, that the encumbrances or restrictions effected by such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive (taken as a whole with all other encumbrances and restrictions contained in such agreement, instrument or document) than the encumbrances and restrictions contained the agreements referred to in clause (a), (b) or (c) of this paragraph on the Issue Date or the date such Restricted Subsidiary became a Restricted Subsidiary or was merged into a Restricted Subsidiary, whichever is applicable;

(e) in the case of clause (3) of the first paragraph of this covenant, Liens permitted to be Incurred under the provisions of the covenant described under “— Limitation on liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(f) (i) purchase money obligations for property acquired in the ordinary course of business and (ii) Capitalized Lease Obligations permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(g) contracts for the sale of assets (including Sale/Leaseback Transactions) or Capital Stock, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Subsidiary;

(h) cash or other deposits or net worth or similar requirements imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(i) any customary provisions in joint venture agreements relating to joint ventures and other similar agreements entered into in the ordinary course of business;

(j) any customary provisions in leases, subleases or licenses and other agreements entered into by the Company or any Restricted Subsidiary in the ordinary course of business;

(k) applicable law or any applicable rule, regulation or order of any arbiter, tribunal or governmental authority;

(l) consensual arrangements with insurance regulators with respect to the Insurance Subsidiary; and

(m) other Indebtedness Incurred by the Company or any of its Restricted Subsidiaries or Preferred Stock issued by a Guarantor, in each case in accordance with “— Limitation on indebtedness,” that, in the good faith judgment of the Company, are not more restrictive, taken as a whole, than those applicable to the Company in the Indenture or the Senior Credit Facility on the Issue Date (which results in encumbrances or restrictions comparable to those applicable to the Company at a Restricted Subsidiary level).

Limitation on Affiliate Transactions

The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any material transaction (including the purchase, sale, lease or exchange of any property or asset or the rendering of any service) with any Affiliate of the Company (an “Affiliate Transaction”), unless:

(1) the terms of such Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained by the Company or such Restricted

Subsidiary in a comparable transaction at the time of such transaction in arms-length dealings with a Person that is not an Affiliate;

(2) in the event such Affiliate Transaction involves an aggregate consideration in excess of $10.0 million but less than or equal to $25.0 million, an Officers’ Certificate certifying that such Affiliate Transaction satisfies the criteria in clause (1) above);

(3) in the event such Affiliate Transaction involves an aggregate consideration in excess of $25.0 million but less than or equal to $75.0 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above); and

(4) in the event such Affiliate Transaction involves an aggregate consideration in excess of $75.0 million, the Company has received a written opinion from an Independent Financial Advisor that such Affiliate Transaction satisfied the criteria in clause (1) above.

The preceding paragraph will not apply to:

(1) (a) any transaction (i) between or among the Company and one or more of its Restricted Subsidiaries or (ii) between or among Restricted Subsidiaries and (b) any Guarantees issued by the Company or a Restricted Subsidiary for the benefit of the Company or a Restricted Subsidiary, as the case may be, in accordance with “— Limitation on indebtedness;”

(2) any (i) Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on restricted payments” and (ii) Permitted Investments (other than pursuant to clause (2) of the definition thereof);

(3) any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or as the funding of, employment agreements and other compensation arrangements, options to purchase Capital Stock of the Company, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of Officers, employees and directors (and, if required by the governance documents of the Company), approved by the Board of Directors of the Company;

(4) the payment of reasonable and customary fees paid to, and benefit arrangements and indemnity provided for or on behalf of, employees, officers, directors of the Company or any Restricted Subsidiary;

(5) loans or advances to employees, Officers or directors of the Company or any Restricted Subsidiary in the ordinary course of business consistent with past practices, in an aggregate amount not in excess of $1.0 million (without giving effect to the forgiveness of any such loan) at any time outstanding;

(6) any agreement as in effect as of the Issue Date, as these agreements may be amended, restated, modified, supplemented, extended, replaced or renewed from time to time, so long as any such amendment, restatement, modification, supplement, extension, replacement, or renewal does not, in any material respect, adversely affect the rights of the Holders as compared to, when taken as a whole, the terms of the agreements on the Issue Date, as determined in good faith by the Company;

(7) any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by or merged into the Company or a Restricted Subsidiary; provided, that such agreement was not entered into contemplation of such acquisition or merger, and any amendment thereto (so long as any such amendment does not, in any material respect, adversely affect the rights of the Holders as compared to, when taken as a whole, the applicable agreement as in effect on the date of such acquisition or merger), as determined in good faith by the Company;

(8) transactions with customers, clients, suppliers, joint-venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of the business of the Company and its Restricted Subsidiaries and otherwise not in breach of the terms of the Indenture; provided that in the reasonable determination of the members of the Board of Directors or senior management of the Company, such transactions are on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could be obtained at the time of such transactions in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(9) any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Company and the granting of registration and other customary rights in connection therewith;

(10) transactions with a Person that is an Affiliate of the Company solely because the Company owns Capital Stock in, or controls, such Person;

(11) any transaction between the Company or any Restricted Subsidiary and any Person, a director of which is also a director of the Company or a Restricted Subsidiary; provided that such director abstains from voting as a director in connection with the approval of the transaction; and

(12) transactions in which the Company or any Restricted Subsidiary delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable than those that might reasonably have been obtained by the Company or such Restricted Subsidiary in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate.

SEC Reports

Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, and if not filed electronically with the SEC through EDGAR (or any successor system), the Company will file with the SEC (to the extent permitted by the Exchange Act), and make available to the Trustee and the Holders, without cost to any Holder, the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act with respect to U.S. issuers within the time periods specified therein (including any grace period provided by Rule 12b-25 under the Exchange Act) or in the relevant forms.

In the event that the Company is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company will nevertheless make available such Exchange Act reports, documents and information to the Trustee and the Holders as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act within the time periods specified therein or in the relevant forms, which requirement may be satisfied by posting such reports, documents and information on its website within the time periods specified by this covenant; provided, that the Company shall not be required to furnish any information, certifications or reports required by Items 307 or 308 of Regulation S-K prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement.

If the Company has designated any of its Subsidiaries as an Unrestricted Subsidiary, and such Unrestricted Subsidiary, either individually or collectively, would otherwise have been a Significant Subsidiary (based upon the most recently delivered financial statements) then the quarterly and annual financial information required by the initial paragraph of this section shall include a reasonably detailed presentation, as determined in good faith by Senior Management of the Company, either on the face of the financial statements or in the footnotes to the financial statements and in the “Management’s discussion and analysis of financial condition and results of operations” section, of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries.

The filing requirements set forth above for the applicable period may be satisfied by the Company prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement (each as described under “Exchange offer; registration rights”) by the filing with the SEC of the exchange offer registration statement and/or shelf registration statement, and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act; provided that this paragraph shall not supersede or in any manner suspend or delay the Company’s reporting obligations set forth in the first three paragraphs of this covenant.

In addition, the Company and the Guarantors have agreed that they will make available to the Holders and to prospective investors, upon the request of such Holders, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act. For purposes of this covenant, the Company and the Guarantors will be deemed to have furnished the reports to the Trustee and the Holders as required by this covenant if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

Merger and Consolidation

The Company will not consolidate with or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person unless:

(1) the resulting, surviving or transferee Person (if other than the Company, the “Successor Company”) is a Person (other than an individual) organized and existing under the laws of the United States of America, any state or territory thereof, or the District of Columbia;

(2) the Successor Company expressly assumes all of the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee and assumes by written agreement all of the obligations of the Company under the Registration Rights Agreement;

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a) the Successor Company would be able to Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “— Limitation on indebtedness” covenant, or

(b) the Consolidated Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor (unless it is the other party to the transactions above, in which case clause (1) of the following paragraph shall apply) shall have by supplemental indenture confirmed that its Guarantee shall apply to such Successor Company’s obligations in respect of the Indenture and the Notes and shall have by written agreement confirmed that its obligations under the registration rights agreement shall continue to be in effect; and

(6) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, winding up or disposition and such supplemental indenture (if any) comply with the Indenture.

Notwithstanding the clauses (3) and (4) of the preceding paragraph,

(1) any Restricted Subsidiary may consolidate with, merge with or into or transfer all or part of its properties and assets to the Company so long as no Capital Stock of the Restricted Subsidiary is distributed to any Person other than the Company; provided that, in the case of a Restricted Subsidiary that merges into the Company, the Company will not be required to comply with clause (6) of the preceding paragraph; and

(2) the Company may merge with an Affiliate of the Company solely for the purpose of reincorporating the Company in another state or territory of the United States or the District of Columbia, so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

In addition, the Company will not permit any Guarantor to consolidate with or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to, any Person (other than, in the case of a Guarantor, to the Company and another Guarantor) unless:

(1) if such entity remains a Guarantor, (a) the resulting, surviving or transferee Person (the “Successor Guarantor”) is a Person (other than an individual) organized and existing under the laws of the United States of America, any state or territory thereof, or the District of Columbia; (b) the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Notes, the Indenture and its Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (c) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and (d) the Company will have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, winding up or disposition and such supplemental indenture (if any) comply with the Indenture; and

(2) the transaction is made in compliance with the covenant described under “ — Repurchase at the option of holders — Asset sales” (it being understood that only such portion of the Net Available Cash as is required to be applied on the date of such transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time) and this “— Merger and consolidation” covenant.

Subject to certain limitations described in the Indenture, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and the Guarantee of such Guarantor. Notwithstanding the foregoing, any Guarantor may merge with or into or transfer all or part of its properties and assets to a Guarantor or the Company or merge with a Restricted Subsidiary of the Company solely for the purpose of reincorporating the Guarantor in a state or territory of the United States or the District of Columbia, as long as the amount of Indebtedness of such Subsidiary Guarantor and its Restricted Subsidiaries is not increased thereby.

For purposes of this covenant, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the disposition of all or substantially all of the properties and assets of the Company.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

The Company and a Guarantor, as the case may be, will be released from its obligations under the Indenture and its Guarantee, as the case may be, and the Successor Company and the Successor Guarantor, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Company or a Guarantor, as the case may be, under the Indenture, the Notes, the registration rights agreement and, such Guarantee, the Registration Rights Agreement; provided that, in the case of a lease of all or substantially all its assets, the Company will not be released from the obligation to pay the principal of and interest on the Notes and a Guarantor will not be released from its obligations under its Guarantee.

Future Guarantors

The Company will cause each Restricted Subsidiary that becomes a borrower under the Senior Credit Facility or that Guarantees, on the Issue Date or any time thereafter, any Indebtedness of the Company or any Guarantor to execute and deliver to the Trustee a supplemental indenture to the Indenture pursuant to which such Restricted Subsidiary will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, and premium, if any, and interest (including Additional Interest, if any) on, the Notes on a senior and unsecured basis and all other obligations under the Indenture, on the same basis as so Guaranteed by all other then-existing Guarantors. Each Guarantee shall be released in accordance with the provisions of the Indenture described under “— Guarantees.”

The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees under the

Senior Credit Facility) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Guarantor under its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The effectiveness of this limiting provision is not, however, free from doubt.

Payments for Consent

The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of, any Holder for, or as an inducement to, any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or amendment.

Events of Default

Each of the following is an “Event of Default”:

(1) default in any payment of interest or Additional Interest (as required by the registration rights agreement) on any Note when due, continued for 30 days;

(2) default in the payment of principal of, or premium, if any, on, any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3) failure by the Company or any Guarantor to comply with its obligations under “Certain covenants — Merger and consolidation;”

(4) failure by the Company or the Guarantors to comply for 30 days after notice as provided below with any of their obligations under the covenants described under “— Repurchase at the option of holders” above;

(5) failure by the Company or any Guarantors to comply for 60 days after notice as provided below with its other agreements contained in the Indenture or the Notes (other than a failure that is subject to clause (1), (2), (3) or (4) above);

(6) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Company or any of its Restricted Subsidiaries), other than Indebtedness owed to the Company or a Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(a) is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (“payment default”); or

(b) results in the acceleration of such Indebtedness prior to its stated maturity (the “cross-acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $50.0 million or more (or its foreign currency equivalent);

(7) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary (the “bankruptcy provisions”);

(8) failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary to pay final and non-appealable judgments aggregating in excess of $50.0 million (or its foreign currency equivalent) (net of any amounts that are covered by insurance issued by a reputable and creditworthy insurance company that has not contested coverage), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final and non-appealable (the “judgment default provision”); or

(9) (a) any Guarantee of a Significant Subsidiary or group of Guarantors that, taken together (as of the latest audited consolidated financial statements for the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms of the Indenture or the Guarantee) or is declared null and void in a judicial proceeding or (b) any Guarantor that is a Significant Subsidiary or group of Guarantors that, taken together (as of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries), would constitute a Significant Subsidiary denies or disaffirms its obligations under the Indenture or its Guarantee.

However, a default under clauses (4) and (5) of this paragraph will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the then outstanding Notes notify, in writing, the Company of the Default, and the Company does not cure such Default within the time specified in clauses (4) and (5) of this paragraph, as applicable, after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above) occurs and is continuing, the Trustee by written notice to the Company, specifying the Event of Default, or the Holders of at least 25% in principal amount of the then outstanding Notes by written notice to the Company and the Trustee, may, and the Trustee at the request of such Holders shall, declare the principal of, and premium, if any, and accrued and unpaid interest, if any, on, all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and accrued and unpaid interest, if any, will be due and payable immediately. In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (6) under “— Events of default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (6) shall be remedied or cured by the Company or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal of, and premium, if any, or interest on, the Notes that became due solely because of the acceleration of the Notes, have been cured or waived; however, if acceleration based on such Event of Default has not been annulled pursuant to the preceding clause, such acceleration may be rescinded pursuant to the provisions of the last sentence of this paragraph. If an Event of Default described in clause (7) above occurs with respect to the Company and is continuing, the principal of, and premium, if any, and accrued and unpaid interest, if any, on, all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if (1) rescission would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, other than the nonpayment of the principal of, and premium, if any, and interest on, the Notes that have become due solely by such declaration of acceleration, have been cured or waived.

Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture, the Notes and the Guarantees at the request or direction of any of the Holders unless such Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 25% in principal amount of the then outstanding Notes have requested the Trustee to pursue the remedy;

(3) such Holders have offered the Trustee security or indemnity reasonably satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5) the Holders of a majority in principal amount of the then outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use under the circumstances in the conduct of its own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, the Notes or the Guarantee, or that the Trustee determines in good faith is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnity or security reasonably satisfactory to it against all losses and expenses caused by taking such action.

The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, or premium, if any, or interest on, any Note, the Trustee may withhold from the Holders notice of any continuing Default if the Trustee determines in good faith that withholding the notice is in the interests of the Holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Issue Date, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof and so long as it is then continuing, written notice of any events which constitute a Default, their status and what action the Company is taking or proposing to take in respect thereof.

Amendments and Waivers

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes and the Guarantees may be amended or supplemented with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each Holder of an outstanding Note affected, no amendment, supplement or waiver may, among other things:

(1) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the stated rate of interest or extend the stated time for payment of interest on any Note;

(3) reduce the principal of or extend the Stated Maturity of any Note;

(4) waive a Default or Event of Default in the payment of principal of, or premium, if any, or interest on, the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in principal amount of the then outstanding Notes with respect to a nonpayment default and a waiver of the payment default that resulted from such acceleration);

(5) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed or repurchased as described above under “— Optional redemption,” “— Repurchase at the option of holders — Change of control” or “Repurchase at the option of holders — Asset sales” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (except amendments to the definitions of “Change of Control”;

(6) make any Note payable in money other than that stated in the Note;

(7) impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on, such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(8) make any change in the amendment or waiver provisions which require each Holder’s consent;

(9) modify the Guarantee of any Guarantor that is a Significant Subsidiary in any manner materially adverse to the Holders; or

(10) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Guarantee or the Indenture, except in compliance with the terms thereof.

Notwithstanding the foregoing, without the consent of any Holder, the Guarantors and the Trustee may amend the indenture, the Notes and the Guarantees to:

(1) cure any ambiguity, omission, defect or inconsistency;

(2) provide for the assumption by a successor of the obligations of the Company or any Guarantor under the Indenture in accordance with “Certain covenants — Merger and Consolidation”;

(3) provide for or facilitate the issuance of uncertificated Notes in addition to or in place of certificated Notes; provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code;

(4) to comply with the rules of any applicable securities depositary;

(5) add Guarantors with respect to the Notes or release a Guarantor from its obligations under its Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

(6) secure the Notes and the Guarantees;

(7) add covenants of the Company and its Restricted Subsidiaries or Events of Default for the benefit of Holders or to make changes that would provide additional rights to the Holders or to surrender any right or power conferred upon the Company or any Guarantor;

(8) make any change that does not adversely affect the legal rights under the Indenture of any Holder;

(9) comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

(10) evidence and provide for the appointment and acceptance of an appointment under the Indenture of a successor trustee; provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(11) conform the text of the Indenture, the Notes or the Guarantees to any provision of this “Description of notes” to the extent that such provision in this “Description of notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Guarantees; or

(12) make any amendment to the provisions of the Indenture relating to, or providing for, the issuance, transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes, Exchange Notes or, if Incurred in compliance with the Indenture, Additional Notes, and in each case, the related Guarantees; provided, however, that compliance with the Indenture as so amended would not result in Notes being issued or transferred in violation of the Securities Act or any applicable securities law and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment, supplement or waiver. A consent to any amendment, supplement or waiver under the Indenture by any Holder given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment, supplement or waiver under the Indenture becomes effective pursuant to the first paragraph of this section, the Company is required to mail to the Holders a notice briefly describing such amendment, supplement or waiver. However, the failure to mail such notice to the Holders, or any defect in the notice will not impair or affect the validity of the amendment, supplement or waiver.

Defeasance

The Company may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes issued under the Indenture and the Guarantees (“legal defeasance”) except for:

(1) the rights of Holders to receive payments in respect of the principal of, or premium, if any, or interest on, such Notes when such payments are due, solely out of the trust referred to below;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the legal defeasance provisions of the Indenture.

If the Company exercises the legal defeasance option, the Guarantees in effect at such time will terminate.

The Company at any time may terminate its obligations, and the obligations of the Guarantors, described under “— Repurchase at the option of holders” and under the covenants described under “— Certain covenants” (other than “— Merger and consolidation”), the operation of the cross-default upon a payment default, cross-acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Guarantee provisions described under “— Events of default” above and the limitations contained in clause (4) under “— Certain covenants — Merger and consolidation” above (“covenant defeasance”).

If the Company exercises the covenant defeasance option, the Guarantees in effect at such time will terminate.

The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (only with respect to the failure of the Company to comply with clause (4) under “— Certain covenants — Merger and consolidation” above), (4), (5), (6), (7) (with respect only to Significant Subsidiaries or any group of Restricted Subsidiaries that, taken together as of the date of the latest audited consolidated financial statements of the Company and its Restricted Subsidiaries) would constitute a Significant Subsidiary), (8) or (9) under “— Events of default” above.

In order to exercise either legal defeasance or covenant defeasance under the Indenture:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants without consideration of any reinvestment of interest, to pay the principal of, and premium, if any, and interest due on, the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of legal defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such legal defeasance and will be subject to

U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

(3) in the case of covenant defeasance, the Company has delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

(4) such legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound, or if such breach or default would occur, which is not waived as of, and for all purposes, on and after the date of, such defeasance;

(5) no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) or insofar as Events of Default resulting from the borrowing of funds or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(6) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that as of the date of such opinion and subject to customary assumptions and exclusions, including, that no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of the Company under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to Section 547 of Title II, U.S. Code;

(7) the Company has delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others;

(8) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance, as the case may be, have been complied with; and

(9) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officers’ Certificate referred to in clause (8) above.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when:

(1) either:

(A) all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee, as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur contemporaneously with such deposit as a result of the deposit (other than a Default or an Event of Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, the Senior Credit Facility or any other material agreement or material instrument (other than the Indenture) to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(3) the Company has paid or caused to be paid or otherwise made, to the satisfaction of the Trustee, provision for the payment of, all sums payable by it under the Indenture; and

(4) the Company has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future manager, director, officer, employee, incorporator, member, partner; stockholder or other owner of equity interests of the Company or any of its Subsidiaries, as such shall have any liability for any obligations of the Company or any Guarantor under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities law.

Notices

Notices given by publication will be deemed on the first date on which publication is made, and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

Governing Law

The Indenture provides that it, the Notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person,

(a) Indebtedness of any other Person or any of its Subsidiaries existing at the time such other Person is merged with or becomes a Restricted Subsidiary of such specified Person; or

(b) assumed in connection with the acquisition of assets from such other Person, in each case whether or not Incurred by such Person in connection with, or in anticipation or contemplation of, such other Person being merged with or becoming a Restricted Subsidiary of, such specified Person or such acquisition, and Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, but excluding Indebtedness extinguished, retired or repaid in connection with such Person merging with or becoming a Restricted Subsidiary of such specified Person. Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (a) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (b) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1) any property, plant, equipment or other asset (for the avoidance of doubt, excluding working capital or current assets but including the purchase of merchandise (inventory) held for rent or sale, idle inventory, rental agreements associated with such merchandise, and store or kiosk locations (including leases with respect thereto)), and improvements and additions thereto, and other capital expenditures with respect thereto, to be used by the Company or a Restricted Subsidiary in a Similar Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Similar Business.

“Additional Interest” means the additional interest payable as a consequence of the failure to effectuate, within the prescribed time periods, the exchange offer and/or shelf registration procedures set forth in the registration rights agreement.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing; provided that exclusively for purposes of “Repurchase at the option of holders — Asset sales” and “Certain covenants — Limitation on affiliate transactions,” beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control.

“Applicable Premium” means, with respect to a Note on any date of redemption, the greater of:

(1) 1.0% of the principal amount of such Note, and

(2) the excess, if any, of (a) the present value as of such date of redemption of (i) the redemption price of such Note on November 15, 2015 (such redemption price being described under “Optional redemption”) plus (ii) all required interest payments due on such Note through November 15, 2015 (excluding accrued but unpaid interest to the date of redemption), computed using a discount rate equal to the Treasury Rate as of such date of redemption plus 50 basis points, over (b) the then-outstanding principal of such Note.

“Asset Disposition” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, issuance or other disposition, or a series of related sales, leases (other than operating leases entered into in the ordinary course of business), transfers, issuances or dispositions that are part of a common plan, of (i) shares of Capital Stock of a Restricted Subsidiary (other than shares required by applicable law to be owned by another Person, including directors’ qualifying shares), (ii) property or (iii) other assets (each referred to for the purposes of this definition as a “disposition”) by the Company or any of its Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction. For the avoidance of doubt, “Asset Disposition” does not mean the issuance or sale by the Company of Capital Stock, debt security or any other security of the Company.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1) a disposition of shares of Capital Stock, property or other assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(2) a disposition of cash or Cash Equivalents in the ordinary course of business;

(3) a disposition of property and assets in the ordinary course of business, including, without limitation, (i) the sale or rent of merchandise to customers, (ii) the sale or other disposition of merchandise to franchisees for sale or rent to customers of franchisees and (iii) the sale or discount, with or without recourse, and on commercially reasonable terms, of delinquent accounts receivable or notes receivable arising in the ordinary course of business, or the conversion or exchange of accounts receivable for notes receivable;

(4) a disposition of obsolete or worn out equipment or equipment that is no longer used or useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business;

(5) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to “Certain Covenants — Merger and consolidation” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(6) an issuance of Capital Stock by a Restricted Subsidiary to the Company or to another Restricted Subsidiary;

(7) for purposes of “Repurchase at the option of holders — Sales of assets” only, the making of a Permitted Investment (other than a Permitted Investment to the extent such transaction results in the receipt of cash or Cash Equivalents by the Company or its Restricted Subsidiaries) or a disposition subject to “Certain covenants — Limitation on restricted payments;”

(8) dispositions of assets in a single transaction or a series of related transactions in which the aggregate fair market value of the assets disposed does not exceed $1.0 million for each such transaction or series of related transactions;

(9) the creation of a Lien that is not prohibited by the Indenture and dispositions in connection with such Liens;

(10) dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(11) the issuance by a Restricted Subsidiary of Preferred Stock that is permitted by the covenant described under “Certain covenants — Limitation on indebtedness;”

(12) (a) the licensing or sublicensing of intellectual property or other general intangibles and (b) licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Company and its Restricted Subsidiaries;

(13) foreclosure or other realization pursuant to Lien rights on assets;

(14) any sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(15) dispositions to or by the Insurance Subsidiary of Capital Stock of the Company;

(16) dispositions to or by the Insurance Subsidiary of Indebtedness described in clause (13) of the second paragraph under the caption “Certain Covenants — Limitation on indebtedness” to the Company or any Wholly-Owned Guarantor;

(17) dispositions by the Insurance Subsidiary effected solely for the purpose of liquidating assets in order to permit the Insurance Subsidiary to pay expenses and to make payments on insurance claims of the Company and/or any of its Subsidiaries with the proceeds of such dispositions;

(18) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business; and

(19) the concurrent purchase and sale or exchange, between the Company or any of its Restricted Subsidiaries and another Person, of Additional Assets (an “Asset Swap”) provided that any cash received in connection with such transaction must be applied in accordance with “— Description of notes — Repurchase at the option of holders — Asset sales,” and provided, further:

(a) in the event such Asset Swap involves an aggregate consideration in excess of $25.0 million but less than or equal to $75 million, as determined by the a majority of the Board of Directors in good faith, the terms of such Asset Swap shall have been approved by a majority of the members of the Board of Directors of the Company; and

(b) in the event such Asset Swap involves an aggregate consideration in excess of $75.0 million, as determined by the a majority of the Board of Directors in good faith, the Company shall have received a written opinion from an Independent Financial Advisor that such Asset Swap is fair to the Company or such Restricted Subsidiary, as the case may be, from a financial point of view.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with GAAP; provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Board of Directors” means:

(1) with respect to a corporation, the board of directors of the corporation or (other than for purposes of determining Change of Control) the executive committee of the board of directors;

(2) with respect to a partnership, the board of directors of the general partner of the partnership; and

(3) with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York are authorized or required by law to close.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, equity appreciation rights, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Common Stock or Preferred Stock and limited liability company or partnership interests (whether member or general or limited), but excluding any debt securities convertible into such equity.

“Capitalized Lease Obligations” means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation will be the capitalized amount of such obligation at the time any determination thereof is to be made as determined in accordance with GAAP, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1) U.S. dollars, or in the case of any Foreign Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2) securities issued or directly and fully Guaranteed or insured by the United States Government or any agency or instrumentality of the United States (provided that the full faith and credit of the United States is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments;

(4) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Group, Inc., or “A” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and having combined capital and surplus in excess of $500 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2), (3) and (4) entered into with any bank meeting the qualifications specified in clause (4)(a) or (b) above;

(6) commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Group, Inc. or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(7) interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

“Change of Control” means:

(1) any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person or group shall be deemed to have “beneficial ownership” of all shares that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or any of its direct or indirect parent entities (or their successors by merger, consolidation or purchase of all or substantially all of their assets); or

(2) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors; or

(3) the sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act); or

(4) the adoption by the stockholders of the Company of a plan or proposal for the liquidation or dissolution of the Company; or

(5) the Company shall cease to own, directly or indirectly, 100% of the Voting Stock of RAC East.

Notwithstanding the foregoing, a Change of Control shall not be deemed to occur upon the consummation of any actions undertaken by the Company or any of its Restricted Subsidiaries solely for the purpose of effecting a reorganization of the Company and its Restricted Subsidiaries, provided that none of the events described in paragraphs (1) through and including (4) of this definition has occurred.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock” means with respect to any Capital Stock of any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ration” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements prepared on a consolidated basis in accordance with GAAP (subject to year-end audit adjustments and footnotes, as applicable) are available to (y) Consolidated Interest Expense for such four fiscal quarters, provided, however, that:

(1) if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is or includes an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving Debt Facility outstanding on the date of such calculation will be deemed to be (i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation), and the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes a discharge of Indebtedness (in each case, other than Indebtedness Incurred under any revolving Debt Facility unless such Indebtedness has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(2) if since the beginning of such period, the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of or discontinued (as defined under GAAP) any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes such a transaction:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period; and

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to the Company and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Company, the interest rate shall be calculated by applying such optional rate chosen by the Company.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1) increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a) Consolidated Interest Expense; plus

(b) Consolidated Income Taxes; plus

(c) consolidated depreciation expense (excluding depreciation of rental merchandise); plus

(d) consolidated amortization expense or impairment charges recorded in connection with the application of Financial Accounting Standard No. 142 “Goodwill and Other Intangibles” and Financial Accounting Standard No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets;” plus

(e) other non-cash charges reducing Consolidated Net Income, including any write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment) and non-cash compensation expense recorded from grants of stock appreciation or similar rights, stock options, restricted stock or other rights to officers, directors or employees;

(2) decreased (without duplication) by

(a) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period); and

(b) any extraordinary or unusual or non-recurring income or gain (but not loss) (including gains, but not losses, realized upon the sale of or other disposition of an asset of the Company or its Restricted Subsidiaries that is disposed of other than in the ordinary course of business);

(3) increased or decreased (without duplication) to eliminate the following items reflected in Consolidated Net Income:

(a) any unrealized net gain or loss resulting in such period from Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133;

(b) any unrealized gains and losses relating to financial instruments to which fair value accounting is applied;

(c) any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness; and

(d) effects of adjustments (including the effects of such adjustments pushed down to the Company and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (1)(b) through (e) relating to amounts of a Restricted Subsidiary of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person and, to the extent the amounts set forth in clauses (1)(b) through (e) are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, taxes imposed upon such Person or other payments required to be made by such Person by any governmental authority which taxes or other payments are imposed, measured or calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, state, franchise, capital and similar taxes and foreign withholding taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries, whether paid or accrued, plus, to the extent not included in such interest expense:

(1) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP and the interest component of any deferred payment obligations;

(2) amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless, pursuant to GAAP, such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3) non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP shall be excluded from the calculation of Consolidated Interest Expense;

(4) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5) the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries but only to the extent actually paid by the Company or any such Restricted Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person;

(6) costs associated with entering into Hedging Obligations (including amortization of fees) related to Indebtedness;

(7) interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8) the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Restricted Subsidiaries that are not Guarantors payable to a party other than the Company or a Wholly Owned Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state, provincial and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP; and

(9) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company and its Restricted Subsidiaries) in connection with Indebtedness Incurred by such plan or trust.

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (9) above) relating to any Indebtedness of the Company or any Restricted Subsidiary described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of the Company. Notwithstanding anything to the contrary contained herein, fees, interest and other charges (including by means of granting discounts) paid by the Company or any Restricted Subsidiary in connection with any transaction pursuant to which the Company or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be (without duplication) included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of the Company and its consolidated Restricted Subsidiaries determined on a consolidated basis in accordance with GAAP; provided, however, that there will not be included in such Consolidated Net Income on an after-tax basis:

(1) any net income (loss) of any Person if such Person is not a Restricted Subsidiary or that is accounted for by the equity method of accounting, except that:

(a) subject to the limitations contained in clauses (3) through (7) below, the Company’s equity in the net income of any such Person for such period will be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (2) below); and

(b) the Company’s equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary;

(2) solely for the purpose of determining the amount available for Restricted Payments under clause 4(c)(i) of “Certain covenants — Limitation on restricted payments,” any net income (but not loss) of any Restricted Subsidiary (other than a Guarantor) if such Restricted Subsidiary is subject to prior government approval or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, order statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(a) subject to the limitations contained in clauses (3) through (7) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause); and

(b) the Company’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3) any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Company or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by (a) in respect of assets with a fair market value of less than or equal to $10.0 million, a responsible financial officer, (b) in respect of assets with a fair market value greater than $10.0 million but less than or equal to $25.0 million, a member of senior management, and (c) in respect of assets with a fair market value in excess of $25.0 million, the Board of Directors of the Company;

(4) any after-tax effect of income (loss) from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(5) any extraordinary gain or loss;

(6) any net income (loss) included in the consolidated statement of operations due to the application of Financial Accounting Standard No. 160 “Noncontrolling Interests in Consolidated Financial Statements;” and

(7) the cumulative effect of a change in accounting principles.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Company who: (1) was a member of such Board of Directors on the Issue Date; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Currency Agreement” means in respect of a Person or any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Debt Facility” or “Debt Facilities” means, with respect to the Company or any Guarantor, one or more debt facilities (including, without limitation, the Senior Credit Facility) or commercial paper facilities with banks or other institutional investors or lenders or dealers providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time (and whether or not with the original trustee, holders, purchasers, administrative agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Senior Credit Facility or any other credit or other agreement or indenture).

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Disposition that is so designated as Designated Non-Cash Consideration pursuant to an Officers’ Certificate setting forth the Fair Market Value of such Designated Non-Cash Consideration and the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on, or with respect to, such Designated Non-Cash Consideration.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2) is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock)); or

(3) is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the Stated Maturity of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Company or its Restricted Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) provide that the Company or its Restricted Subsidiaries, as applicable, is not required to repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) pursuant to such provision prior to compliance by the Company with the provisions of the Indenture described under the captions “Repurchase at the option of holders — Change of control” and “Repurchase at the option of holders — Asset sales” and such repurchase or redemption complies with “Certain covenants — Limitation on restricted payments.”

“Domestic Subsidiary” means with respect to any Person, any Restricted Subsidiary of such Person that is organized or existing under the laws of the United States of America, or any state thereof, or the District of Columbia.

“Equity Offering” means a public offering for cash by the Company of its Common Stock, or options, warrants or rights with respect to its Common Stock, other than (x) public offerings with respect to the Company’s Common Stock, or options, warrants or rights, registered on Form S-4 or S-8, (y) an issuance to any Subsidiary or (z) any offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means Notes issued in a registered exchange offer pursuant to a corresponding Registration Rights Agreement.

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by a responsible financial officer of the Company in good faith; provided that if the fair market value exceeds $25.0 million, such determination shall be made by Senior Management of the Company, and provided, further, if the fair market value exceeds $75.0 million such determination shall be made by the Board of Directors of the Company or an authorized committee thereof in good faith (including as to the value of all non-cash assets and liabilities).

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States of America or any state or territory thereof or the District of Columbia and any Restricted Subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture will be computed in conformity with GAAP, except that in the event the Company is acquired in a transaction that is accounted for using purchase accounting, the effects of the application of purchase accounting shall be disregarded in the calculation of such ratios and other computations contained in the Indenture.

“Government Securities” means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depositary receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depositary receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the U.S. Government Securities evidenced by such depositary receipt.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business.

The term “Guarantee” used as verb has a corresponding meaning.

“Guarantor” means each Restricted Subsidiary in existence on the Issue Date that provides a Guarantee on the Issue Date (and any other Restricted Subsidiary that provides a Guarantee in accordance with the Indenture); provided that upon release or discharge of such Restricted Subsidiary from its Guarantee in accordance with the Indenture, such Restricted Subsidiary ceases to be a Guarantor.

“Guarantor Pari Passu Indebtedness” means indebtedness of a Guarantor that ranks equally in right of payment to its Guarantee.

Notwithstanding anything to the contrary in the preceding paragraph, Guarantor Senior Indebtedness will not include:

(1) any Indebtedness Incurred in violation of the Indenture;

(2) any obligations of such Guarantor to another Subsidiary or the Company;

(3) any liability for Federal, state, local, foreign or other taxes owed or owing by such Guarantor;

(4) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities);

(5) any Indebtedness, Guarantee or obligation of such Guarantor that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of such Guarantor; or

(6) any Capital Stock.

“Guarantor Subordinated Obligation” means any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated or junior in right of payment to the obligations of such Guarantor under its Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) will be deemed to be Incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable or similar obligations and such obligation is satisfied within 30 days of Incurrence;

(4) the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations), which purchase price is due more than six (6) months after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out or other similar adjustment to purchase price obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP;

(5) Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(6) the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Non-Guarantor Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends);

(7) the principal component of indebtedness or obligations of other Persons which are of a type referred to in clauses (1) through (6) above and (9) below and are secured by a Lien on any asset of such Person, whether or not such indebtedness and obligations are assumed by such Person; provided, however, that the amount of such indebtedness or obligations will be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such indebtedness or obligations of such other Persons;

(8) the principal component of indebtedness or obligations of other Persons which are of a type referred to in clauses (1) through (6) above and (9) below, to the extent Guaranteed by such Person (whether or not such items would appear on a balance sheet of the guarantor or obligor); and

(9) to the extent not otherwise included in this definition, net Hedging Obligations of such Person (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time); and

The amount of Indebtedness of any Person at any date will be (without duplication) the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided that contingent obligations arising in the ordinary course of business and not with respect to borrowed money of such Person or other Persons shall not be deemed to constitute Indebtedness. Notwithstanding the foregoing, money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness,” provided that such money is held to secure the payment of such interest.

In addition, “Indebtedness” of any Person shall include Indebtedness as defined in the preceding paragraph that would not appear as a liability on the balance sheet of such Person if:

(1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a “Joint Venture”);

(2) such Person or a Restricted Subsidiary of such Person is a general partner of the Joint Venture (a “General Partner”); and

(3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary of such Person; and then such Indebtedness shall be included in an amount not to exceed:

(a) the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary of such Person; or

(b) if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to such Person or a Restricted Subsidiary of such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Insurance Subsidiary” Legacy Insurance Co., Ltd., a Bermuda company and a Wholly Owned Subsidiary of the Company formed for the sole purpose of writing insurance only for the risks of the Company and its Subsidiaries, and its successors and permitted assigns.

“interest” with respect to the Notes means interest with respect thereto and (without duplication) “Additional Interest,” if any.

“Interest Rate Agreement” means, with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers and commissions, moving, travel and similar advances to officers, employees, directors and consultants, in each case made in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that none of the following will be deemed to be an Investment:

(1) Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2) endorsements of negotiable instruments and documents in the ordinary course of business; and

(3) an acquisition of assets, Capital Stock or other securities by the Company or a Subsidiary for consideration to the extent such consideration consists of (a) Capital Stock (other than Disqualified Stock) of the Company or (b) proceeds of a substantially concurrent issuance or sale of Capital Stock (other than Disqualified Stock) of the Company.

For purposes of “Certain covenants — Limitation on restricted payments,”

(1) “Investment” will include the portion (proportionate to the Company’s equity interest in a Restricted Subsidiary that is to be designated an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Company’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the

Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so re-designated a Restricted Subsidiary;

(2) any property transferred to or from an Unrestricted Subsidiary will be valued at its Fair Market Value at the time of such transfer; and

(3) if the Company or any Restricted Subsidiary sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Company, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Subsidiary not sold or disposed of.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investors Service, Inc. or BBB- (or the equivalent) by Standard & Poor’s Ratings Group, Inc., or any equivalent rating by any Rating Agency, in each case, with a stable or better outlook.

“Issue Date” means November 2, 2010.

“Leverage Ratio” means, as of any date of determination, the ratio of:

(1) the sum of the aggregate outstanding Indebtedness of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements prepared on a consolidated basis in accordance with GAAP (subject to year-end audit adjustments and footnotes, as applicable) are available, to

(2) Consolidated EBITDA of the Company and its Restricted Subsidiaries for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are available;

provided, however, that:

(3) if the Company or any Restricted Subsidiary:

(a) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Leverage Ratio is an Incurrence of Indebtedness, Indebtedness at the end of such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving Debt Facility outstanding on the date of such calculation will be deemed to be:

(i) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or

(ii) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation), and the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b) has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Leverage Ratio includes a discharge of Indebtedness (in each case, other than Indebtedness Incurred under any revolving Debt Facility unless such Indebtedness has been permanently repaid and the related commitment terminated), Consolidated EBITDA, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period;

(4) if since the beginning of such period the Company or any Restricted Subsidiary will have made any Asset Disposition or disposed of or discontinued any company, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Leverage Ratio includes such an Asset Disposition:

(a) the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto for such period;

(b) Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, redeemed, retired, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale); and

(c) Indebtedness at the end of such period will be reduced by an amount equal to the Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the Net Available Cash of such Asset Disposition and the assumption of Indebtedness by the transferee;

(5) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) will have made an Investment in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary or is merged with or into the Company or a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a company, division, operating unit, segment, business or group of related assets or line of business, Consolidated EBITDA, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(6) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) will have Incurred any Indebtedness or discharged any Indebtedness or made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3), (4) or (5) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA, Consolidated Interest Expense and Indebtedness for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

The pro forma calculations will be determined in good faith by a responsible financial or accounting Officer of the Company (including pro forma expense and cost reductions calculated on a basis consistent with Regulation S-X under the Securities Act). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease or a contractual provision that restricts the ability to grant or permit a Lien on property or assets, or a contractual provision similar to “Redemption at the option of Holders — Asset sales” that requires the application of sale proceeds on unsecured properties or assets to specified Indebtedness, to be deemed to constitute a Lien.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of:

(1) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses Incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

“Net Cash Proceeds” means, with respect to any issuance or sale of Capital Stock or Indebtedness, the cash proceeds of such issuance or sale, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually Incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Guarantor Subsidiary” means any Restricted Subsidiary that is not a Guarantor.

“Non-Recourse Debts” means Indebtedness of a Person:

(1) as to which neither the Company nor any Restricted Subsidiary (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness (but excluding any pledge of stock of Capital Stock of an Unrestricted Subsidiary that is an obligor of the related Indebtedness) or (b) is directly or indirectly liable (as a guarantor or otherwise);

(2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3) the explicit terms of which provide there is no recourse against any of the assets of the Company (other than the Capital Stock of an Unrestricted Subsidiary that is an obligor of such Indebtedness) or its Restricted Subsidiaries.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or, in the event that the Company is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Company. Officer of any Guarantor has a correlative meaning.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, one of whom is the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer or by an Officer and either an Assistant Treasurer or an Assistant Secretary of the Company.

“Opinion of Counsel” means a written opinion from legal counsel. The counsel may be an employee of or counsel to the Company who is acceptable to the Trustee.

“Pari Passu Indebtedness” means Indebtedness that ranks equally in right of payment to the Notes (without giving effect to collateral arrangements).

“Permitted Investments” means an Investment by the Company or any Restricted Subsidiary in:

(1) a Restricted Subsidiary;

(2) any Investment by the Company or any of its Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided, that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(3) cash and Cash Equivalents;

(4) franchise contracts, installment contracts, rental contracts, service plans and all other amounts and receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel, commissions and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees, officers or directors of the Company or any Restricted Subsidiary in the ordinary course of business in an aggregate amount not in excess of $1.0 million at any one time outstanding;

(7) any Investment acquired by the Company or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable;

(b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; or

(c) in settlement of debts, claims and disputes owed to the Company or any of the Restricted Subsidiaries which arose out of transactions in the ordinary course of business;

(5) any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company;

(6) any Investment received in settlement of debts, claims or disputes owed to the Company or any Restricted Subsidiary of the Company that arose out of transactions in the ordinary course of business;

(7) any Investment received in connection with or as a result of a bankruptcy, workout or reorganization of any Person;

(8) Investments (a) made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “Repurchase at the option of holders — Asset sales” or any other disposition of assets not constituting an Asset Disposition and (b) Investments in Additional Assets made in connection with an Asset Swap as described in clause (19) under the caption “Repurchase of the Option of the Holders — Asset Sales;”

(9) Investments in existence on the Issue Date, and renewals and replacements thereof on terms not materially less favorable to the Company or the Restricted Subsidiaries, as the case may be, than the terms of the Investments being renewed or replaced;

(10) Currency Agreements, Interest Rate Agreements and related Hedging Obligations, which transactions or obligations are Incurred in compliance with “Certain covenants — Limitation on indebtedness;”

(11) Guarantees issued in accordance with “Certain covenants — Limitations on indebtedness” and Guarantees received with respect to any Permitted Investment described in any of the above or below clauses;

(12) Investments made in connection with the funding of contributions under any nonqualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Company and its Restricted Subsidiaries in connection with such plans;

(13) Investments by the Insurance Subsidiary in indebtedness of the Company and any Restricted Subsidiary described in clause (13) of the second paragraph of “Certain covenants — Limitation on indebtedness;”

(14) Investments in the Insurance Subsidiary in amounts not to exceed, in any fiscal year of the Company, the lesser of (x) $75.0 million and (y) the amount that will appear as an expense for self-insurance costs on the Company’s consolidated income statement;

(15) Investments in Symbius Inc. up to an aggregate amount from and after the Issue Date not to exceed $10.0 million;

(16) Short-term loans extended by the Company or any Guarantor in the ordinary course of its financial services business; and

(17) to the extent not otherwise permitted in any other clause of this definition, Investments by the Company or any of its Restricted Subsidiaries, together with all other Investments pursuant to this clause (17) in an aggregate principal amount at the time of such Investment not to exceed $35.0 million.

“Permitted Liens” means, with respect to any Person:

(1) Liens securing Indebtedness and related obligations under the Debt Facilities permitted to be Incurred pursuant to clause (1) of the second paragraph under “Certain covenants — Limitations on indebtedness;”

(2) pledges or deposits by such Person under workers’ compensation laws, unemployment and other insurance laws (including pledges or deposits securing liabilities to insurance carriers under insurance or self-insurance arrangements) and old age pensions and other social security or retirement benefits or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(3) Liens of landlords, carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens Incurred in the ordinary course of business or that are imposed by, or arise by operation of, law;

(4) Liens for material taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith and, if necessary, by appropriate proceedings provided appropriate reserves required pursuant to GAAP have been made in respect thereof;

(5) Liens to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(6) encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(7) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation;

(8) leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Company and its Restricted Subsidiaries, taken as a whole;

(9) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(10) Liens for the purpose of securing the payment of all or a part of the purchase price of, or Capitalized Lease Obligations, mortgage financings, purchase money obligations or other payments Incurred to finance assets or property (other than Capital Stock or other Investments) acquired, constructed, improved or leased in the ordinary course of business; provided that, with respect to Indebtedness described in this clause (b):

(a) the aggregate principal amount of Indebtedness secured by such Liens is otherwise permitted to be Incurred under the Indenture and does not exceed the cost of the assets or property so acquired, constructed or improved; and

(b) such Liens are created within 180 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Company or any Restricted Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(11) Liens that constitute banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution, whether arising by operation of law or pursuant to contract; provided that (a) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board; and (b) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depositary institution to secure Indebtedness;

(12) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases, consigned goods or similar arrangements, entered into or authorized by the Company or its Restricted Subsidiaries in the ordinary course of business or otherwise made as precautionary filings pursuant to such or similar types of filings;

(13) Liens existing on the Issue Date (other than Liens permitted under clause (1)); provided that no such Lien shall extend to any additional property (other than improvements, accessions, “products” and “proceeds” thereof, or, if provided therein, “after-acquired” property, as each such term is defined in the Uniform Commercial Code of the respective states that govern the creation of such Liens) and that the amount of Indebtedness secured thereby is not increased;

(14) Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that such Liens are not Incurred in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary;

(15) Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(16) Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary;

(17) Liens securing the Notes and Guarantees (and the exchange notes issued in exchange therefor and the related Guarantees) and any obligations owing to the Trustee under the Indenture as provided thereby;

(18) Liens securing Refinancing Indebtedness Incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15), (17), this clause (18) and (21) of this definition, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, after-acquired property provided for therein, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

(20) Liens in favor of the Company or any Restricted Subsidiary;

(21) to the extent not otherwise permitted in any other clauses of this definition, Liens securing Indebtedness Incurred subsequent to the Issue Date and any Refinancing Indebtedness (other than Subordinated Obligations and Guarantor Subordinated Obligations) in an aggregate principal amount outstanding at any one time not to exceed $100.0 million.

(22) Liens on property and assets used to secure Indebtedness, the net proceeds of which are promptly deposited to defease or satisfy and discharge the Notes;

(23) Liens to secure Indebtedness of a Foreign Subsidiary, which Indebtedness is permitted to be Incurred pursuant to clause (16) of the second paragraph under “Certain covenants — Limitation on indebtedness;” and

(24) Liens in favor of the Trustee as provided for in the Indenture in money or other property held or collected by the Trustee in its capacity as trustee under the Indenture.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

“Preferred Stock” means, as applied to the Capital Stock of any corporation, Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends upon liquidation, dissolution or winding up of such Person over shares of Capital Stock of any other class or such Person.

“RAC East” means Rent-A-Center East, Inc. a Delaware corporation.

“Rating Agency” means each of Standard & Poor’s Ratings Group, Inc. (or successor) and Moody’s Investors Service, Inc. (or successor) or if Standard & Poor’s Ratings Group, Inc. (or successor) or Moody’s Investors Service, Inc. (or successor) or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc. (or successor) or Moody’s Investors Service, Inc. (or successor) or both, as the case may be.

“Refinancing Indebtedness” means Indebtedness that is Incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall each have a correlative meaning) any Indebtedness existing on the Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that:

(1) (a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness Incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees Incurred in connection therewith);

(4) if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Guarantee, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Guarantee on terms at least as favorable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(5) Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor Subsidiary that refinances Indebtedness of the Company or a Guarantor.

“Registration Rights Agreement” means that certain Registration Rights Agreement dated as of the Issue Date by and among the Company, the Guarantors and the initial purchasers set forth therein and, with respect to any Additional Notes, one or more substantially similar registration rights agreements among the Company and the other parties thereto, as such agreements may be amended from time to time.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to principal property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person (other than the Company or any of its Subsidiaries) and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the United States Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Facility” means the Third Amended and Restated Credit Agreement, as amended and restated as of November 15, 2006 (as amended by that certain First Amendment dated as of December 2, 2009), among the Company, the several lenders parties thereto from time to time the several documentation agents parties thereto and JPMorgan Chase Bank, N.A., as Administrative Agent, as the same has been, or may hereafter be, amended, restated, supplemented, modified, renewed, refunded, replaced or refinanced in whole or in part (whether with any of the original agents or lenders or one or more other agents and lenders and whether pursuant to the same or one or more other governing agreements) from time to time (including increasing the amount loaned thereunder, provided that such additional Indebtedness is Incurred in accordance with the covenant described under “Certain covenants — Limitation on indebtedness”); provided that a Senior Credit Facility shall not (1) include Indebtedness issued, created or Incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A or Regulation S) pursuant to an exemption from the registration requirements of the Securities Act or (2) relate to Indebtedness Incurred thereunder that does not consist exclusively of Pari Passu Indebtedness or Guarantor Pari Passu Indebtedness.

“Senior Management” means any of the Chief Executive Officer, the Chief Financial Officer or the Controller.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means any business conducted or proposed to be conducted by the Company and its Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, incidental or ancillary thereto.

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but shall not include any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) that is expressly subordinated or junior in right of payment to the obligations of the Company to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Total Assets” means the total assets of the Company and its Restricted Subsidiaries on a consolidated basis determined in accordance with GAAP, as shown on the most recent consolidated balance sheet of the Company and its Restricted Subsidiaries.

“Total Tangible Assets” means Total Assets after deducting accumulated depreciation and amortization, allowances for doubtful accounts, other applicable reserves and other similar items of the Company and its Restricted Subsidiaries and after deducting, to the extent otherwise included therein, the amounts of (without duplication):

(1) the excess of cost over the fair market value of assets or business acquired, as determined by the Company in good faith (or if such fair market value exceeds $50.0 million, in writing by its Board of Directors);

(2) any revaluation or other write-up in book value of assets subsequent to the last day of the fiscal quarter of the Company immediately preceding the Issue Date as a result of a change in the method of valuation in accordance with GAAP;

(3) unamortized debt discount and expenses and other unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, licenses, organization or developmental expenses and other intangible items;

(4) minority interest in consolidated Subsidiaries held by Persons other than the Company or any Restricted Subsidiary;

(5) treasury stock;

(6) cash or securities set aside and held in a sinking or other analogous fund established for the purpose of redemption or other retirement of Capital Stock; and

(7) Investments in and assets of Unrestricted Subsidiaries.

“Treasury Rate” means, as of any date of redemption of Notes pursuant to the third paragraph under the above caption “— Optional redemption,” the yield to maturity at such date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from such redemption date to November 15, 2015; provided, however, that if the period from such redemption date to November 15, 2015 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 15, 2015 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Company which at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2) each Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger or consolidation or Investment therein) to be an Unrestricted Subsidiary only if:

(1) such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2) all the Indebtedness of such Subsidiary and its Subsidiaries shall, at the date of designation, and will at all times thereafter, consist of Non-Recourse Debt;

(3) such designation and the Investment of the Company in such Subsidiary complies with “Certain covenants — Limitation on restricted payments;”

(4) such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Company and its Subsidiaries;

(5) such Subsidiary is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation:

(a) to subscribe for additional Capital Stock of such Person; or

(b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6) on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary with terms substantially less favorable to the Company than those that might have been obtained from Persons who are not Affiliates of the Company.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be Incurred as of such date.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default or Event of Default shall exist and the Company could Incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “Certain covenants — Limitation on indebtedness” covenant on a pro forma basis taking into account such designation.

“Voting Stock” of any Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly-Owned Subsidiary” means a Restricted Subsidiary, all of the Capital Stock of which (other than shares required by applicable law to be owned by another Person, including directors’ qualifying shares) is owned, directly or indirectly, by the Company or one or more other Wholly-Owned Subsidiaries.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable exchange by the holders for United States federal income tax purposes, and accordingly, the United States federal income tax consequences of holding the exchange notes will be identical to those of holding the outstanding notes. As a result, no gain or loss will be recognized for United States federal income tax purposes by a holder upon receipt of an exchange note in exchange for an outstanding note and any such holder will have the same adjusted basis and holding period in the exchange note as in the outstanding note immediately before the exchange.

This discussion is provided for general information only and does not constitute legal advice to any holder of the outstanding notes. Persons considering the exchange of outstanding notes for exchange notes in the exchange offer should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the exchange notes by employee benefit plans that are subject to Title I of ERISA, plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General fiduciary matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the exchange notes of a portion of the assets of any Plan, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of notes or exchange notes by an ERISA Plan with respect to which the issuer, the initial purchasers or the guarantors are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief for direct or indirect prohibited transactions resulting from the sale, purchase or holding of the notes or exchange notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, as amended effective November 3, 2010, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts, and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Because of the foregoing, the exchange notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable Similar Laws.

Representation

Accordingly, by acceptance of an exchange note each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire or hold the notes or exchange notes constitutes assets of any Plan or (ii) the acquisition and holding of the exchange notes by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the exchange notes (and holding the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the exchange notes.

Purchasers of the exchange notes have the exclusive responsibility for ensuring that their purchase and holding of the exchange notes complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.

The sale of any exchange note to a Plan, or to a person using assets of any Plan to effect its purchase of any exchange note, is in no respect a representation by the issuer, the managers or the collateral manager that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the effective date of the registration statement of which this prospectus is a part, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incurred by us or at our discretion in connection with the performance of our obligations relating to the exchange offers (but not including any commissions or concessions of any brokers or dealers) and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

Based on the interpretations by the staff of the SEC as set forth in no-action letters issued to third parties (including Exxon Capital Holdings Corporation (available May 13, 1998), Morgan Stanley & Co. Incorporated (available June 5, 1991), K-11 Communications Corporation (available May 14, 1993) and Shearman & Sterling (available July 2, 1993)), we believe that the exchange notes issued pursuant to the exchange offer may be offered for resale, resold and otherwise transferred by any holder of such exchange note, other than any such holder that is a broker-dealer or an “affiliate” of us within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such exchange notes are acquired in the ordinary course of business;

•	at the time of the commencement of the exchange offer, such holder has no arrangement or understanding with any person to participate in a distribution of such exchange notes; and

•	such holder is not engaged in and does not intend to engage in a distribution of such exchange notes.

We have not sought and do not intend to seek a no-action letter from the SEC, with respect to the effects of the exchange offer, and there can be no assurance that the staff of the SEC would make a similar determination with respect to the exchange notes as it has in such no-action letters.

LEGAL MATTERS

Certain legal matters relating to the exchange notes and the guarantees offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., Dallas, Texas.

EXPERTS

The consolidated financial statements of Rent-A-Center, Inc. as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Grant Thornton LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited financial statements of The Rental Store, Inc. for the fiscal year ended December 31, 2009 have been included in the registration statement in reliance upon the reports of Grant Thornton, LLP, independent public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Rent-A-Center, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rent-A-Center, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rent-A-Center, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated February 25, 2011, expressed an unqualified opinion.

/s/  Grant Thornton LLP

Dallas, Texas
February 25, 2011 (except for Note G, Paragraph 4, as to which the date is May 2, 2011)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Rent-A-Center, Inc. and Subsidiaries

We have audited Rent-A-Center, Inc. and Subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Rent-A-Center, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of earnings, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated February 25, 2011, expressed an unqualified opinion on those financial statements.

/s/  Grant Thornton LLP

Dallas, Texas
February 25, 2011

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL
OVER FINANCIAL REPORTING

Management of the Company, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. The Company’s internal control system was designed to provide reasonable assurance to management and the Company’s Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations. A system of internal control may become inadequate over time because of changes in conditions, or deterioration in the degree of compliance with the policies or procedures. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles based on such criteria.

Grant Thornton LLP, the Company’s independent registered public accounting firm, has issued an audit report on the effectiveness of the Company’s internal control over financial reporting. This report appears on page F-3.

Rent-A-Center, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EARNINGS

	Year Ended December 31,
	2010	2009	2008
	(In thousands, except per share data)

Revenues
Store
Rentals and fees	$2,335,496	$2,346,849	$2,505,268
Merchandise sales	220,329	261,631	256,731
Installment sales	63,833	53,035	41,193
Other	76,542	57,601	42,759
Franchise
Merchandise sales	30,575	28,065	33,283
Royalty income and fees	4,857	4,775	4,938

	2,731,632	2,751,956	2,884,172
Operating expenses
Direct store expenses
Cost of rentals and fees	519,282	530,018	572,900
Cost of merchandise sold	164,133	188,433	194,595
Cost of installment sales	23,303	18,687	16,620
Salaries and other expenses	1,543,391	1,556,074	1,651,805
Franchise cost of merchandise sold	29,242	26,820	31,705

	2,279,351	2,320,032	2,467,625
General and administrative expenses	126,319	137,626	125,632
Amortization and write-down of intangibles	3,254	2,843	16,637
Litigation expense (credit)	—	(4,869)	(4,607)
Impairment charge	18,939	—	—
Restructuring charge	—	—	4,497

Total operating expenses	2,427,863	2,455,632	2,609,784
Operating profit	303,769	296,324	274,388
Finance charges from refinancing	3,100	—	—
Gain on extinguishment of debt	—	—	(4,335)
Interest expense	26,766	26,791	66,241
Interest income	(854)	(837)	(8,860)

Earnings before income taxes	274,757	270,370	221,342
Income tax expense	103,115	102,515	81,718

NET EARNINGS	$171,642	$167,855	$139,624

Basic earnings per common share	$2.64	$2.54	$2.10

Diluted earnings per common share	$2.60	$2.52	$2.08

Cash dividends per common share	$0.12	$—	$—

See accompanying notes to consolidated financial statements.

Rent-A-Center, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(In thousands, except share and par value data)

ASSETS
Cash and cash equivalents	$70,727	$101,803
Receivables, net of allowance for doubtful accounts of $8,673 in 2010 and $9,753 in 2009	53,890	63,439
Prepaid expenses and other assets	170,713	50,680
Rental merchandise, net
On rent	655,248	589,066
Held for rent	181,606	160,932
Merchandise held for installment sale	5,417	4,069
Property assets, net	224,639	204,551
Goodwill, net	1,320,467	1,268,684
Other intangible assets, net	5,624	773

	$2,688,331	$2,443,997

LIABILITIES
Accounts payable — trade	$126,051	$97,159
Accrued liabilities	288,415	265,051
Deferred income taxes	218,952	123,115
Senior debt	401,114	711,158
Senior notes	300,000	—

	1,334,532	1,196,483

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value; 250,000,000 shares authorized; 105,990,704 and 104,910,759 shares issued in 2010 and 2009, respectively	1,060	1,049
Additional paid-in capital	712,600	686,592
Retained earnings	1,541,168	1,377,332
Treasury stock, 42,845,444 and 39,259,949 shares at cost in 2010 and 2009, respectively	(904,274)	(819,754)
Cumulative translation adjustment	3,245	2,295

	1,353,799	1,247,514

	$2,688,331	$2,443,997

See accompanying notes to consolidated financial statements.

Rent-A-Center, Inc. and Subsidiaries

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
For the three years ended December 31, 2010
(In thousands)

			Additional
	Common Stock		Paid-In	Retained	Treasury
	Shares	Amount	Capital	Earnings	Stock	Total

Balance at January 1, 2008	104,540	$1,045	$674,032	$1,069,553	$(797,539)	$947,091
Net earnings	—	—	—	139,624	—	139,624
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	386	—	386

Comprehensive income						140,010

Purchase of treasury stock (952 shares)	—	—	(24)	—	(13,382)	(13,406)
Exercise of stock options	229	2	3,167	—	—	3,169
Tax benefits related to exercise of stock options	—	—	560	—	—	560
Stock-based compensation	—	—	3,341	—	—	3,341
Other	—	—	(9)	(1,554)	—	(1,563)

Balance at December 31, 2008	104,769	1,047	681,067	1,208,009	(810,921)	1,079,202
Net earnings	—	—	—	167,855	—	167,855
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	2,295	—	2,295

Comprehensive income						170,150

Purchase of treasury stock (472 shares)	—	—	(13)	—	(8,833)	(8,846)
Exercise of stock options	142	2	1,535	—	—	1,537
Tax benefits related to exercise of stock options	—	—	270	—	—	270
Stock-based compensation	—	—	3,731	—	—	3,731
Other	—	—	2	1,468	—	1,470

Balance at December 31, 2009	104,911	1,049	686,592	1,379,627	(819,754)	1,247,514
Net earnings	—	—	—	171,642	—	171,642
Other comprehensive income:
Foreign currency translation adjustment	—	—	—	950	—	950

Comprehensive income						172,592

Purchase of treasury stock (3,585 shares)	—	—	(72)	—	(84,520)	(84,592)
Exercise of stock options	1,080	11	19,029	—	—	19,040
Tax benefits related to exercise of stock options	—	—	2,974	—	—	2,974
Stock-based compensation	—	—	4,123	—	—	4,123
Dividends paid	—	—	—	(7,804)	—	(7,804)
Other	—	—	(46)	(2)	—	(48)

Balance at December 31, 2010	105,991	$1,060	$712,600	$1,544,413	$(904,274)	$1,353,799

See accompanying notes to consolidated financial statements.

Rent-A-Center, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Cash flows from operating activities
Net earnings	$171,642	$167,855	$139,624
Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation of rental merchandise	506,854	519,103	561,414
Bad debt expense	16,168	17,395	14,455
Stock-based compensation expense	4,123	3,731	3,341
Depreciation of property assets	63,410	65,788	72,683
Loss on sale or disposal of property assets	13,599	5,856	375
Amortization of intangibles	701	1,291	12,589
Amortization of financing fees	2,047	1,970	1,703
Finance charges from refinancing	3,100	—	—
Deferred income taxes	95,837	35,899	77,538
Tax benefit related to stock option exercises	(2,974)	(270)	(560)
Gain on extinguishment of debt	—	—	(4,335)
Impairment charge	18,939	—	—
Restructuring charge	—	—	4,497
Changes in operating assets and liabilities, net of effects of acquisitions
Rental merchandise	(567,733)	(449,128)	(438,964)
Receivables	(6,620)	(34,781)	(24,572)
Prepaid expenses and other assets	(123,649)	(9,421)	(7,056)
Accounts payable — trade	25,467	16,367	(6,924)
Accrued liabilities	(4,422)	(11,534)	(21,472)

Net cash provided by operating activities	216,489	330,121	384,336
Cash flows from investing activities
Purchase of property assets	(93,007)	(68,841)	(61,931)
Proceeds from sale of property assets	203	3,122	6,144
Acquisitions of businesses, net of cash acquired	(74,378)	(7,221)	(15,700)

Net cash used in investing activities	(167,182)	(72,940)	(71,487)
Cash flows from financing activities
Purchase of treasury stock	(84,520)	(8,833)	(13,382)
Exercise of stock options	19,040	1,537	3,169
Tax benefit related to stock option exercises	2,974	270	560
Payments on capital leases	(979)	(2,100)	(5,662)
Issuance of senior notes	300,000	—	—
Proceeds from debt	92,230	186,100	213,050
Repayments of debt	(402,274)	(196,654)	(446,338)
Repurchase of subordinated notes	—	(225,375)	(74,625)
Dividends paid	(7,804)	—	—

Net cash used in financing activities	(81,333)	(245,055)	(323,228)
Effect of exchange rate changes on cash	950	2,295	386
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(31,076)	14,421	(9,993)
Cash and cash equivalents at beginning of year	101,803	87,382	97,375

Cash and cash equivalents at end of year	$70,727	$101,803	$87,382

Supplemental cash flow information
Cash paid during the year for:
Interest	$20,569	$27,920	$70,688
Income taxes (excludes $330, $1,380 and $34,656 of income taxes refunded in 2010, 2009 and 2008, respectively)	$124,065	$69,312	$20,954

See accompanying notes to consolidated financial statements.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A —	Summary of Accounting Policies and Nature of Operations

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Principles of Consolidation and Nature of Operations

These financial statements include the accounts of Rent-A-Center, Inc. and its direct and indirect subsidiaries. All intercompany accounts and transactions have been eliminated. Unless the context indicates otherwise, references to “Rent-A-Center” refer only to Rent-A-Center, Inc., the parent, and references to “we,” “us” and “our” refer to the consolidated business operations of Rent-A-Center and all of its direct and indirect subsidiaries.

Our primary operating segment consists of leasing household durable goods to customers on a rent-to-own basis. We also offer merchandise on an installment sales basis in certain of our stores. At December 31, 2010, we operated 3,008 company-owned stores nationwide and in Canada, Puerto Rico and Mexico, including 42 retail installment sales stores under the names “Get It Now” and “Home Choice,” and 18 rent-to-own stores in Canada under the name “Rent-A-Centre.”

We also operate kiosk locations under the trade name “RAC Acceptance” which offers the rent-to-own transaction to consumers who do not qualify for financing from the traditional retailer. These kiosks are located within such retailer’s store locations. At December 31, 2010, we operated 384 RAC Acceptance locations.

ColorTyme, Inc., an indirect wholly-owned subsidiary of Rent-A-Center, is a nationwide franchisor of rent-to-own stores. At December 31, 2010, ColorTyme had 209 franchised stores operating in 32 states. ColorTyme’s primary source of revenue is the sale of rental merchandise to its franchisees, who in turn offer the merchandise to the general public for rent or purchase under a rent-to-own program. The balance of ColorTyme’s revenue is generated primarily from royalties based on franchisees’ monthly gross revenues.

From 2005 to 2010, we also offered an array of financial services in certain of our existing stores under the names “RAC Financial Services” and “Cash AdvantEdge.” The financial services we offered included, but were not limited to, short term secured and unsecured loans, debit cards, check cashing and money transfer services. As of February 18, 2011, we had ceased making new loans, sold a majority of our customer accounts, and had less than $5.0 million in remaining loan balance.

Rental Merchandise

Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation for merchandise is generally provided using the income forecasting method, which is intended to match as closely as practicable the recognition of depreciation expense with the consumption of the rental merchandise, and assumes no salvage value. The consumption of rental merchandise occurs during periods of rental and directly coincides with the receipt of rental revenue over the rental-purchase agreement period, generally seven to 30 months. Under the income forecasting method, merchandise held for rent is not depreciated and merchandise on rent is depreciated in the proportion of rents received to total rents provided in the rental contract, which is an activity-based method similar to the units of production method. We depreciate merchandise held for rent (except for computers) that is at least 270 days old and held for rent for at least 180 consecutive days using the straight-line method for a period generally not to exceed 20 months.

On computers that are 24 months old or older and which have become idle, depreciation is recognized using the straight-line method for a period of at least six months, generally not to exceed an aggregate depreciation period of 30 months.

Rental merchandise which is damaged and inoperable is expensed when such impairment occurs. If the customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with delinquent accounts is generally charged off on or before the ninetieth day following the time the

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

account became past due. We maintain a reserve for these expected expenses. In addition, any minor repairs made to rental merchandise are expensed at the time of the repair.

Cash Equivalents

Cash equivalents include all highly liquid investments with an original maturity of three months or less. We maintain cash and cash equivalents at several financial institutions, which at times may not be federally insured or may exceed federally insured limits. We have not experienced any losses in such accounts and believe we are not exposed to any significant credit risks on such accounts.

Revenue

Merchandise is rented to customers pursuant to rental purchase agreements which provide for weekly, semi-monthly or monthly rental terms with non-refundable rental payments. Generally, the customer has the right to acquire title either through a purchase option or through payment of all required rentals. Rental revenue and fees are recognized over the rental term and merchandise sales revenue is recognized when the customer exercises the purchase option and pays the cash price due. Cash received prior to the period in which it should be recognized is deferred and recognized according to the rental term. Revenue is accrued for uncollected amounts due based on historical collection experience. However, the total amount of the rental purchase agreement is not accrued because the customer can terminate the rental agreement at any time and we cannot enforce collection for non-payment of future rents.

Revenue from the sale of merchandise in our retail installment stores is recognized when the installment note is signed, the customer has taken possession of the merchandise and collectability is reasonably assured.

The revenue from our financial services is recognized depending on the type of transaction. Fees collected on loans are recognized ratably over the term of the loan. For money orders, wire transfers, check cashing and other customer service type transactions, fee revenue is recognized at the time the service is performed.

Receivables and Allowance for Doubtful Accounts

The receivable associated with the sale of merchandise at our Get It Now and Home Choice stores generally consists of the sales price of the merchandise purchased and any additional fees for services the customer has chosen, less the customer’s down payment. No interest is accrued and interest income is recognized each time a customer makes a payment, generally on a monthly basis.

Our financial services business extends short term secured and unsecured loans. The amount and length of such loans may vary depending on applicable state law.

We have established an allowance for doubtful accounts for our installment notes and loan receivables. Our policy for determining the allowance is based on historical loss experience, as well as the results of management’s review and analysis of the payment and collection of the installment notes and loan receivables within the previous year. We believe our allowances are adequate to absorb any known or probable losses. Our policy is to charge off installment notes and loan receivables that are 90 days or more past due. Charge offs are applied as a reduction to the allowance for doubtful accounts and any recoveries of previously charged off balances are applied as an increase to the allowance for doubtful accounts.

The majority of ColorTyme’s accounts receivable relate to amounts due from franchisees. Credit is extended based on an evaluation of a franchisee’s financial condition and collateral is generally not required. Accounts receivable are due within 30 days and are stated at amounts due from franchisees net of an allowance for doubtful accounts. Accounts that are outstanding longer than the contractual payment terms are considered past due. ColorTyme determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, ColorTyme’s previous loss history, the franchisee’s current ability to pay its obligation to

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ColorTyme, and the condition of the general economy and the industry as a whole. ColorTyme writes off accounts receivable that are 120 days or more past due and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Property Assets and Related Depreciation

Furniture, equipment and vehicles are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the respective assets (generally five years) by the straight-line method. Our building is depreciated over approximately 40 years. Leasehold improvements are amortized over the useful life of the asset or the initial term of the applicable leases by the straight-line method, whichever is shorter.

We have incurred costs to develop computer software for internal use. We capitalize the costs incurred during the application development stage, which includes designing the software configuration and interfaces, coding, installation, and testing. Costs incurred during the preliminary stages along with post-implementation stages of internally developed software are expensed as incurred. For the year ended December 31, 2010, we placed in service approximately $20.6 million and amortized approximately $2.0 million of internally developed software. As of December 31, 2009, we had not placed in service or amortized any internally developed software. Internally developed software costs, once placed in service, are amortized over various periods up to ten years.

We incur repair and maintenance expenses on our vehicles and equipment. These amounts are recognized when incurred, unless such repairs significantly extend the life of the asset, in which case we amortize the cost of the repairs for the remaining life of the asset utilizing the straight-line method.

Intangible Assets and Amortization

We record goodwill when the consideration paid for an acquisition exceeds the fair value of the identifiable net tangible and identifiable intangible assets acquired. Goodwill is not subject to amortization but must be periodically evaluated for impairment. Impairment occurs when the carrying value of goodwill is not recoverable from future cash flows. We perform an assessment of goodwill for impairment at the reporting unit level annually as of December 31 of each year, or when events or circumstances indicate that impairment may have occurred. Factors which could necessitate an interim impairment assessment include a sustained decline in our stock price, prolonged negative industry or economic trends and significant underperformance relative to expected historical or projected future operating results. We assess recoverability using methodologies which include the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization. The analysis is based upon available information regarding expected future cash flows and discount rates. Discount rates are based upon our cost of capital. If the carrying value exceeds the discounted fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities is less than the carrying value, we would recognize impairment charges in an amount equal to the excess of the carrying value over fair value. There were no impairment charges recognized related to goodwill in 2010, 2009 and 2008.

Accounting for Impairment of Long-Lived Assets

We evaluate all long-lived assets, including intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Impairment is recognized when the carrying amounts of such assets cannot be recovered by the undiscounted net cash flows they will generate.

Foreign Currency Translation

The functional currency of our foreign operations is predominantly the applicable local currency. Assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the current rate of exchange on the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

last day of the reporting period. Revenues and expenses are generally translated at a daily exchange rate and equity transactions are translated using the actual rate on the day of the transaction.

Other Comprehensive Income

Other comprehensive income is comprised exclusively of our foreign currency translation adjustment. The cumulative currency translation adjustment was approximately $3.2 million and $2.3 million at December 31, 2010 and 2009, respectively.

Income Taxes

We record deferred taxes for temporary differences between the tax and financial reporting bases of assets and liabilities at the enacted tax rate expected to be in effect when taxes become payable. Income tax accounting requires management to make estimates and apply judgments to events that will be recognized in one period under rules that apply to financial reporting in a different period in our tax returns. In particular, judgment is required when estimating the value of future tax deductions, tax credits and net operating loss carryforwards (NOLs), as represented by deferred tax assets. When it is determined the recovery of all or a portion of a deferred tax asset is not likely, a valuation allowance is established. We include NOLs in the calculation of deferred tax assets. NOLs are utilized to the extent allowable due to the provisions of the Internal Revenue Code of 1986, as amended, and relevant state statutes.

Sales Taxes

We apply the net basis for sales taxes imposed on our goods and services in our Consolidated Statements of Earnings. We are required by the applicable governmental authorities to collect and remit sales taxes. Accordingly, such amounts are charged to the customer, collected and remitted directly to the appropriate jurisdictional entity.

Earnings Per Common Share

Basic earnings per common share are based upon the weighted average number of common shares outstanding during each period presented. Diluted earnings per common share are based upon the weighted average number of common shares outstanding during the period, plus, if dilutive, the assumed exercise of stock options at the beginning of the year, or for the period outstanding during the year for current year issuances.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expense was $77.3 million, $78.7 million and $82.5 million in 2010, 2009 and 2008, respectively.

Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees, consultants and directors, which are described more fully in Note K. We recognize share-based payment awards to our employees and directors at the estimated fair value on the grant date. Determining the fair value of any share-based awards requires information about several variables including, but not limited to, expected stock volatility over the terms of the awards, expected dividend yields and the predicted employee exercise behavior. We base expected life on historical exercise and post-vesting employment-termination experience, and expected volatility on historical realized volatility trends. In addition, all stock-based compensation expense is recorded net of an estimated forfeiture rate. The forfeiture rate is based upon historical activity and is analyzed at least quarterly as actual forfeitures occur.

Compensation costs are recognized net of estimated forfeitures over the award’s requisite service period on a straight-line basis. For the years ended December 31, 2010, 2009 and 2008, we recorded stock-based compensation

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense, net of related taxes, of approximately $2.6 million, $2.3 million and $2.1 million, respectively, related to stock options and restricted stock units granted.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent losses and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In applying accounting principles, we must often make individual estimates and assumptions regarding expected outcomes or uncertainties. Our estimates, judgments and assumptions are continually evaluated based on available information and experience. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates. We believe self-insurance liabilities, litigation and tax reserves are areas where the degree of judgment and complexity in determining amounts recorded in our consolidated financial statements make the accounting policies critical.

New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2009-17, Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”), which changes various aspects of accounting for and disclosures of interests in variable interest entities. ASU 2009-17 is effective for interim and annual periods beginning after November 15, 2009. The adoption of ASU 2009-17 had no effect on our consolidated statement of earnings, financial condition, statement of cash flows or earnings per share.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of any other recently issued standards that are not yet effective are either not applicable to us at this time or will not have a material impact on our consolidated financial statements upon adoption.

Note B —	Receivables and Allowance for Doubtful Accounts

Receivables consist of the following:

	December 31,
	2010	2009
	(In thousands)

Installment sales receivable	$42,839	$35,636
Financial services loans receivable	12,232	26,021
Trade and notes receivables	7,492	11,535

Total	62,563	73,192
Less allowance for doubtful accounts	(8,673)	(9,753)

Net receivables	$53,890	$63,439

The allowance for doubtful accounts related to installment sales receivable was $6.0 million and $5.8 million, financial services loans receivable was $610,000 and $1.2 million, and trade receivables was $2.1 million and $2.8 million at December 31, 2010 and 2009, respectively. See Note O for additional information with respect to the allowance for doubtful accounts for financial services loans receivable.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in our allowance for doubtful accounts are as follows:

	December 31,
	2010	2009	2008
	(In thousands)

Beginning balance	$9,753	$7,256	$4,945
Bad debt expense	16,168	17,395	14,455
Accounts written off	(23,107)	(20,721)	(17,843)
Recoveries	5,859	5,823	5,699

Ending balance	$8,673	$9,753	$7,256

Note C —	Rental Merchandise

	December 31,
	2010	2009
	(In thousands)

On rent
Cost	$1,083,496	$1,038,408
Less accumulated depreciation	(428,248)	(449,342)

Net book value, on rent	$655,248	$589,066

Held for rent
Cost	$242,348	$220,523
Less accumulated depreciation	(60,742)	(59,591)

Net book value, held for rent	$181,606	$160,932

Note D —	Property Assets

	December 31,
	2010	2009
	(In thousands)

Furniture and equipment	$249,392	$221,117
Transportation equipment	14,032	16,835
Building and leasehold improvements	259,476	238,938
Land and land improvements	5,299	5,193
Construction in progress	42,291	26,919

	570,490	509,002
Less accumulated depreciation	(345,851)	(304,451)

	$224,639	$204,551

We had $37.8 million and $19.0 million of capitalized software costs included in construction in progress at December 31, 2010 and 2009, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note E —	Intangible Assets and Acquisitions

Amortizable intangible assets consist of the following (in thousands):

		December 31,		December 31,
		2010		2009
	Avg.	Gross		Gross
	Life	Carrying	Accumulated	Carrying	Accumulated
	(years)	Amount	Amortization	Amount	Amortization

Non-compete agreements	3	$6,094	$6,057	$6,091	$6,021
Customer relationships	2	67,811	62,224	62,247	61,544

Total		$73,905	$68,281	$68,338	$67,565

Aggregate Amortization Expense
Year ended December 31, 2010	$701
Year ended December 31, 2009	$1,291
Year ended December 31, 2008	$12,589

Estimated amortization expense, assuming current intangible balances and no new acquisitions, for each of the years ending December 31, is as follows:

Estimated
Amortization Expense
(In thousands)

2011	$3,301
2012	2,323

Total	$5,624

A summary of the changes in recorded goodwill follows (in thousands):

	December 31,		December 31,
	2010		2009

Gross balance as of January 1,	$1,367,836		$1,364,401
Accumulated amortization	(99,152)		(99,152)
Additions from acquisitions	55,922		4,456
Goodwill related to stores sold or closed	(4,320	)(1)	(1,552)
Post purchase price allocation adjustments	181		531

Balance as of the end of the period	$1,320,467		$1,268,684

(1)	Includes $1.8 million of goodwill impairment related to the discontinuation of our financial services business.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisitions

The following table provides information concerning the acquisitions made during the years ended December 31, 2010, 2009 and 2008.

	Year Ended December 31,
	2010		2009	2008
	(Dollar amounts in thousands)

Number of stores acquired remaining open	3		1	5
Number of stores acquired that were merged with existing stores	26		26	38
Number of kiosk locations acquired	158		—	—
Number of transactions	15		20	20
Total purchase price	$74,378	(1)	$7,221	$15,700
Amounts allocated to:
Goodwill	$55,922		$4,456	$9,692
Non-compete agreements	—		—	2
Customer relationships	5,551		554	1,091
Accounts receivable	—		398	—
Property and other assets	1,740		—	25
Rental merchandise	27,325		1,813	4,890
Liabilities assumed	(16,160)		—	—

(1)	Of this amount, $71.0 million, net of cash acquired, was funded in connection with the acquisition of The Rental Store, Inc.

Purchase prices are determined by evaluating the average monthly rental income of the acquired stores and applying a multiple to the total for rent-to-own store acquisitions. With respect to the acquisition of The Rental Store, Inc., the purchase price was determined using a pro forma multiple of earnings. Acquired customer relationships are amortized utilizing the straight-line method over a 21 month period, non-compete agreements are amortized using the straight-line method over the life of the agreements, other intangible assets are amortized using the straight-line method over the life of the asset and goodwill associated with acquisitions is not amortized. The weighted average amortization period was 2.0 years for intangible assets acquired during the year ended December 31, 2010. Additions to goodwill due to acquisitions in 2010 were tax deductible.

All acquisitions have been accounted for as purchases, and the operating results of the acquired stores and accounts have been included in the financial statements since their date of acquisition.

Note F —	Senior Debt

Our senior credit agreement, as amended, provides for a $1,024 million senior credit facility consisting of a $165 million term loan with the loans being referred to by us as the “tranche A term loans,” a $484 million term loan with the loans being referred to by us as the “tranche B term loans,” and a $375 million revolving credit facility. The tranche A term loans are divided into two equal sub-tranches of $82.5 million each, referred to by us as the “existing tranche A term loans” and the “extended tranche A term loans.” The existing tranche A term loans mature on June 30, 2011, and the extended tranche A term loans mature on September 30, 2013. The tranche B term loans are divided into two sub-tranches of approximately $184 million and $300 million, referred to by us as the “existing tranche B term loans” and the “extended tranche B term loans,” respectively. The existing tranche B term loans mature on June 30, 2012, and the extended tranche B term loans mature on March 31, 2015.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The debt facilities as of December 31, 2010 and 2009 are as follows:

		2010			2009
	Facility	Maximum	Amount	Amount	Maximum	Amount	Amount
	Maturity	Facility	Outstanding	Available	Facility	Outstanding	Available
	(In thousands)

Senior Credit Facilities:
Tranche A Term Loans
Existing	2011	$82,500	$18,750	$—	$82,500	$80,000	$—
Tranche A Term Loans
Extended	2013	82,500	55,000	—	82,500	80,000	—
Tranche B Term Loans
Existing	2012	184,080	13,334	—	184,080	183,438	—
Tranche B Term Loans
Extended	2015	300,000	290,250	—	300,000	299,250	—
Revolving Facility(1)	2013	375,000	6,000	231,629	350,000	52,000	179,520

		1,024,080	383,334	231,629	999,080	694,688	179,520
Other Indebtedness:
Line of credit		20,000	17,780	2,220	20,000	16,470	3,530

Total		$1,044,080	$401,114	$233,849	$1,019,080	$711,158	$183,050

(1)	At December 31, 2010 and 2009, the amounts available under the Revolving Facility were reduced by approximately $137.4 million and $118.5 million, respectively, for our outstanding letters of credit.

Borrowings under our amended senior credit facility accrue interest at varying rates equal to, at our election, either (y) the prime rate plus (i) up to 0.75% in the case of existing tranche A term loans, (ii) 1.5% to 2.0% in the case of revolving loans or extended tranche A term loans, (iii) .75% in the case of existing tranche B term loans, and (iv) 2.0% in the case of extended tranche B term loans; or (z) the Eurodollar rate plus (i) .75% to 1.75% in the case of existing tranche A term loans, (ii) 2.5% to 3.0% in the case of revolving loans or extended tranche A term loans, (iii) 1.75% in the case of existing tranche B term loans, and (iv) 3.0% in the case of extended tranche B term loans. Interest periods range from seven days (for borrowings under the revolving credit facility only) to one, two, three or six months, at our election. The weighted average Eurodollar rate on our outstanding debt was 0.31% at February 18, 2011. The margins on the Eurodollar rate and on the prime rate for revolving loans, existing tranche A term loans, and extended tranche A term loans may fluctuate dependent upon an increase or decrease in our consolidated leverage ratio as defined by a pricing grid included in the amended credit agreement. We have not entered into any interest rate protection agreements with respect to term loans under our senior credit facilities. A commitment fee equal to 0.5% to 0.625% of the average daily amount of the available revolving commitment is payable quarterly.

Our senior credit facilities are secured by a security interest in substantially all of our tangible and intangible assets, including intellectual property. Our senior credit facilities are also secured by a pledge of the capital stock of our wholly-owned U.S. subsidiaries (other than certain specified subsidiaries).

Our senior credit facilities contain, without limitation, covenants that generally limit our ability to:

•	incur additional debt;

•	repurchase our capital stock and pay cash dividends in the event the pro forma senior leverage ratio is greater than 2.50x;

•	incur liens or other encumbrances;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	merge, consolidate or sell substantially all our property or business;

•	sell assets, other than inventory, in the ordinary course of business;

•	make investments or acquisitions unless we meet financial tests and other requirements;

•	make capital expenditures; or

•	enter into an unrelated line of business.

Our senior credit facilities require us to comply with several financial covenants. The table below shows the required and actual ratios under our credit facilities calculated as of December 31, 2010:

	Required Ratio		Actual Ratio

Maximum consolidated leverage ratio	No greater than	3.25:1	1.69:1
Minimum fixed charge coverage ratio	No less than	1.35:1	1.85:1

These financial covenants, as well as the related components of their computation, are defined in the amended and restated credit agreement governing our senior credit facility, which is included as an exhibit to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010. In accordance with the credit agreement, the maximum consolidated leverage ratio was calculated by dividing the consolidated funded debt outstanding at December 31, 2010 ($656.7 million) by consolidated EBITDA for the twelve month period ended December 31, 2010 ($389.4 million). For purposes of the covenant calculation, (i) “consolidated funded debt” is defined as outstanding indebtedness less cash in excess of $25.0 million, and (ii) “consolidated EBITDA” is generally defined as consolidated net income (a) plus the sum of income taxes, interest expense, depreciation and amortization expense, extraordinary non-cash expenses or losses, and other non-cash charges, and (b) minus the sum of interest income, extraordinary income or gains, other non-cash income, and cash payments with respect to extraordinary non-cash expenses or losses recorded in prior fiscal quarters. Consolidated EBITDA is a non-GAAP financial measure that is presented not as a measure of operating results, but rather as a measure used to determine covenant compliance under our senior credit facilities.

The minimum fixed charge coverage ratio was calculated pursuant to the credit agreement by dividing consolidated EBITDA for the twelve month period ended December 31, 2010, as adjusted for certain capital expenditures ($485.7 million), by consolidated fixed charges for the twelve month period ended December 31, 2010 ($263.0 million). For purposes of the covenant calculation, “consolidated fixed charges” is defined as the sum of interest expense, lease expense, and mandatory debt repayments.

Events of default under our senior credit facilities include customary events, such as a cross-acceleration provision in the event that we default on other debt. In addition, an event of default under the senior credit facility would occur if a change of control occurs. This is defined to include the case where a third party becomes the beneficial owner of 35% or more of our voting stock or certain changes in Rent-A-Center’s Board of Directors occurs. An event of default would also occur if one or more judgments were entered against us of $30.0 million or more and such judgments were not satisfied or bonded pending appeal within 30 days after entry.

We utilize our revolving credit facility for the issuance of letters of credit, as well as to manage normal fluctuations in operational cash flow caused by the timing of cash receipts. In that regard, we may from time to time draw funds under the revolving credit facility for general corporate purposes. The funds drawn on individual occasions have varied in amounts of up to $98.0 million, with total amounts outstanding ranging from $2.0 million up to $108.0 million. The amounts drawn are generally outstanding for a short period of time and are generally paid down as cash is received from our operating activities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below shows the scheduled maturity dates of our senior debt outstanding at December 31, 2010.

Year Ending December 31,
(In thousands)

2011	$36,530
2012	28,959
2013	48,375
2014	215,625
2015	71,625

$401,114

Note G —	Senior Notes

On November 2, 2010, we issued $300.0 million in senior unsecured notes due November 2020, bearing interest at 6 5/8%, pursuant to an indenture dated November 2, 2010, among Rent-A-Center, Inc., its subsidiary guarantors and The Bank of New York Mellon Trust Company, as trustee. The proceeds of this offering were used to repay outstanding term debt under our senior credit facility and to repurchase shares of our common stock.

The 2010 indenture contains covenants that limit our ability to:

•	incur additional debt;

•	sell assets or our subsidiaries;

•	grant liens to third parties;

•	pay cash dividends or repurchase stock; and

•	engage in a merger or sell substantially all of our assets.

Events of default under the 2010 indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $50.0 million, as well as in the event a judgment is entered against us in excess of $50.0 million that is not discharged, bonded or insured.

The 6 5/8% notes may be redeemed on or after November 15, 2015, at our option, in whole or in part, at a premium declining from 103.313%. The 6 5/8% notes may be redeemed on or after November 15, 2018, at our option, in whole or in part, at par. The 6 5/8% notes also require that upon the occurrence of a change of control (as defined in the 2010 indenture), the holders of the notes have the right to require us to repurchase the notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. This would trigger an event of default under our senior credit facilities. We are not required to maintain any financial ratios under the 2010 indenture.

The Company and the Subsidiary Guarantors have fully, jointly and severally, and unconditionally guaranteed the obligations of the Company with respect to the 6 5/8% Senior Notes due 2020. The Company has no independent assets or operations, and each Subsidiary Guarantor is 100% owned directly or indirectly by the Company. The only direct or indirect subsidiaries of the Company that are not guarantors are minor subsidiaries. There are no restrictions on the ability of any of the Subsidiary Guarantors to transfer funds to the Company in the form of loans, advances, or dividends, except as provided by applicable law.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note H —	Accrued Liabilities

	December 31,
	2010	2009
	(In thousands)

Accrued insurance costs	$138,760	$137,824
Accrued compensation	47,656	39,122
Deferred revenue	36,620	33,476
Taxes other than income	24,244	20,357
Accrued capital lease obligations	816	2,348
Accrued interest payable	5,245	1,193
Accrued other	35,074	30,731

	$288,415	$265,051

Note I —	Income Taxes

A reconciliation of income tax expense at the federal statutory rate of 35% to actual tax expense follows:

	Year Ended December 31,
	2010	2009	2008

Tax at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit (expense)	2.9%	3.1%	2.0%
Effect of foreign operations, net of foreign tax credits	0.5%	—%	—%
Other, net	(0.9)%	(0.2)%	(0.1)%

Total	37.5%	37.9%	36.9%

The components of income tax expense are as follows:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)

Current expense
Federal	$749	$55,101	$399
State	8,656	10,278	2,574
Foreign	4,220	1,288	1,192

Total current	13,625	66,667	4,165

Deferred expense
Federal	85,866	33,028	73,015
State	3,624	2,820	4,538

Total deferred	89,490	35,848	77,553

Total	$103,115	$102,515	$81,718

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred tax assets (liabilities) consist of the following:

	Year Ended December 31,
	2010	2009
	(In thousands)

Deferred tax assets
Federal net operating loss carryforwards	$24,612	$32,067
State net operating loss carryforwards	12,318	17,018
Foreign net operating loss carryforwards	595	—
Accrued liabilities	53,777	47,957
Property assets	1,141	15,014
Other assets including credits	1,261	1,701
Foreign tax credit carryforwards	2,207	1,218

	95,911	114,975
Valuation allowance	(5,951)	(7,968)
Deferred tax liabilities
Rental merchandise	(244,662)	(181,533)
Intangible assets	(64,250)	(48,589)

	(308,912)	(230,122)

Net deferred taxes	$(218,952)	$(123,115)

At December 31, 2010, we had approximately $63.8 million of federal net operating loss (“NOL”) carryforwards available to offset future taxable income expiring between 2018 and 2025 and approximately $278.0 million of state NOL carryforwards expiring between 2011 and 2026. All of our federal NOLs and approximately $84.0 million of our state NOLs represent acquired NOLs and their utilization is subject to applicable annual limitations for U.S. state and U.S. federal tax purposes, including Section 382 of the Internal Revenue Code of 1986, as amended. We establish a valuation allowance to the extent we consider it more likely than not that the deferred tax assets attributable to our acquired state NOLs or foreign tax credits will not be recovered.

We are subject to federal, state, local and foreign income taxes. Along with our U.S. subsidiaries, we file a U.S. federal consolidated income tax return. With few exceptions, we are no longer subject to U.S. federal, state, foreign and local income tax examinations by tax authorities for years before 2007. The appeals process with the Internal Revenue Service (IRS) Office of Appeals for the years 2001 through 2005 has been completed. We reached agreement on all issues except one issue with respect to the 2003 tax year which also recurs in each of the 2004, 2005, 2006 and 2007 taxable years. The IRS concluded its examination of our consolidated income tax return for the years 2006 and 2007, and issued a Revenue Agent’s Report (RAR) on January 19, 2010. We reached agreement on all issues except the issue identified above. We believe the position and supporting case law applied by the IRS are incorrectly applied to our situation and that our fact pattern is distinguishable from the IRS’ position. We intend to vigorously defend our position on the issue. This matter, which now includes the years 2003 through 2007, has been docketed in the United States Tax Court for trial in late 2011. Currently, we are also under examination in various states. We do not anticipate that adjustments, if any, regarding the 2003 through 2007 disputed issue or state examinations will result in a material change to our consolidated statement of earnings, financial condition, statement of cash flows or earnings per share.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. We review our tax positions quarterly and adjust the balance as new information becomes available.

A reconciliation of the beginning and ending amount of unrecognized tax benefits follows:

(In thousands)

Balance at January 1, 2009	$2,057
Additions based on tax positions related to current year	—
Additions for tax positions of prior years	1,744
Reductions for tax positions of prior years	—
Settlements	(771)

Balance at January 1, 2010	3,030
Additions based on tax positions related to current year	958
Additions for tax positions of prior years	2,928
Reductions for tax positions of prior years	(241)

Balance at December 31, 2010	$6,675

Included in the balance of unrecognized tax benefits at December 31, 2010 is $4.8 million, net of federal benefit, which, if ultimately recognized, will reduce our annual effective tax rate.

We classify interest accrued related to unrecognized tax benefits as interest expense and penalties related to unrecognized tax benefits as operating expenses. We recorded interest expense of approximately $282,000 for the year ended December 31, 2010. As of December 31, 2010, we have accrued approximately $787,000 for the payment of interest and penalties.

Note J —	Commitments and Contingencies

Leases

We lease our service center and store facilities and most delivery vehicles. Certain of the store leases contain escalation clauses for increased taxes and operating expenses. Rental expense was $221.9 million, $219.0 million and $215.8 million for 2010, 2009 and 2008, respectively. Capital leases include certain transportation equipment. Future minimum rental payments under operating/capital leases with remaining lease terms in excess of one year at December 31, 2010 are as follows:

Year Ending December 31,	Operating Leases	Capital Leases
	(In thousands)	(In thousands)

2011	$177,266	$649
2012	145,658	298
2013	108,916	—
2014	66,160	—
2015	31,180	—
Thereafter	8,497	—

	537,677	947
Less amount representing interest obligations under capital lease	—	(131)

	$537,677	$816

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our investment in equipment under capital leases are as follows:

	Year Ended December 31,
	2010	2009
	(In thousands)

Equipment under capital lease	$4,656	$7,714
Less accumulated amortization	(3,803)	(5,257)

Equipment under capital lease, net	$853	$2,457

Litigation

From time to time, we, along with our subsidiaries, are party to various legal proceedings arising in the ordinary course of business. We accrue for losses that are both probable and reasonably estimable. Legal fees and expenses associated with the defense of all of our litigation are expensed as such fees and expensed are incurred. As of December 31, 2010 and 2009, we had no accrual relating to probable losses for our outstanding litigation.

We continue to monitor our litigation exposure, and will review the adequacy of our legal reserves on a quarterly basis.

In our history, we have defended class action lawsuits alleging various regulatory violations and have paid material amounts to settle such claims. We cannot assure you that we will not be the subject of similar lawsuits in the future.

Guarantee

ColorTyme Guarantees.  Our subsidiary, ColorTyme Finance, Inc., is a party to an agreement with Citibank, N.A., who provides up to $25.0 million in aggregate financing to qualifying franchisees of ColorTyme. Under the Citibank agreement, upon an event of default by the franchisee under agreements governing this financing and upon the occurrence of certain other events, Citibank can assign the loans and the collateral securing such loans to ColorTyme Finance, with ColorTyme Finance paying or causing to be paid the outstanding debt to Citibank and then succeeding to the rights of Citibank under the debt agreements, including the right to foreclose on the collateral. Rent-A-Center and ColorTyme Finance guarantee the obligations of the franchise borrowers under the Citibank facility. An additional $20.0 million of financing is provided by Texas Capital Bank under an agreement similar to the Citibank financing, which is guaranteed by Rent-A-Center East, Inc., a subsidiary of Rent-A-Center. The maximum guarantee obligations under these agreements, excluding the effects of any amounts that could be recovered under collateralization provisions, is $45.0 million, of which $17.9 million was outstanding as of December 31, 2010.

Note K —	Stock-Based Compensation

We maintain long-term incentive plans for the benefit of certain employees, consultants and directors. Our plans consist of the Rent-A-Center, Inc. Amended and Restated Long-Term Incentive Plan (the “Prior Plan”), the Rent-A-Center, Inc. 2006 Long-Term Incentive Plan (the “2006 Plan”), and the Rent-A-Center, Inc. 2006 Equity Incentive Plan (the “Equity Incentive Plan”), which are collectively known as the “Plans.”

The 2006 Plan authorizes the issuance of 7,000,000 shares of Rent-A-Center’s common stock that may be issued pursuant to awards granted under the 2006 Plan, of which no more than 3,500,000 shares may be issued in the form of restricted stock, deferred stock or similar forms of stock awards which have value without regard to future appreciation in value of or dividends declared on the underlying shares of common stock. In applying these limitations, the following shares will be deemed not to have been issued: (1) shares covered by the unexercised portion of an option that terminates, expires, or is canceled or settled in cash, and (2) shares that are forfeited or

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subject to awards that are forfeited, canceled, terminated or settled in cash. At December 31, 2010 and 2009, there were 1,796,575 and 1,838,155 shares, respectively, allocated to equity awards outstanding in the 2006 Plan.

We acquired the Equity Incentive Plan (formerly known as the Rent-Way, Inc. 2006 Equity Incentive Plan) in conjunction with our acquisition of Rent-Way in 2006. There were 2,468,461 shares of our common stock reserved for issuance under the Equity Incentive Plan. There were 726,539 and 558,437 shares allocated to equity awards outstanding in the Equity Incentive Plan at December 31, 2010 and 2009, respectively.

Under the Prior Plan, 14,562,865 shares of Rent-A-Center’s common stock were reserved for issuance under stock options, stock appreciation rights or restricted stock grants. Options granted to our employees under the Prior Plan generally become exercisable over a period of one to four years from the date of grant and may be exercised up to a maximum of ten years from the date of grant. Options granted to directors were immediately exercisable. There were no grants of stock appreciation rights and all equity awards were granted with fixed prices. At December 31, 2010 and 2009, there were 1,607,525 and 2,525,027 shares, respectively, allocated to equity awards outstanding under the Prior Plan. The Prior Plan was terminated on May 19, 2006, upon the approval by our stockholders of the 2006 Plan.

Information with respect to stock option activity related to the Plans follows. The information for the Plans is combined because the characteristics of the awards are similar.

		Weighted	Weighted
		Average	Average	Aggregate
	Equity Awards	Exercise	Remaining	Intrinsic
	Outstanding	Price	Contractual Life	Value
				(In thousands)

Balance outstanding at January 1, 2010	4,921,619	$20.43	5.44 years	$8,584
Granted	796,345	20.22
Exercised	(1,095,393)	17.52		$9,106
Forfeited	(491,932)	24.02

Balance outstanding at December 31, 2010	4,130,639	$20.78	5.53 years	$42,676

Exercisable at December 31, 2010	2,606,049	$21.30	3.85 years	$28,259

The intrinsic value of options exercised during the years ended December 31, 2009 and 2008 was $1.0 million and $1.7 million, respectively.

The fair value of unvested options that we expect to result in compensation expense was approximately $4.3 million with a weighted average number of years to vesting of 2.41 years at December 31, 2010. The total number of unvested options was 1,524,590 and 1,417,207, with intrinsic values of $14.4 million and $946,000 at December 31, 2010 and 2009, respectively. There were 423,497 and 194,128 restricted stock units outstanding as of December 31, 2010 and 2009, respectively.

The weighted average fair value of unvested options at December 31, 2010 and 2009 was $3.76 and $3.21, respectively. The weighted average fair value of options forfeited during the year ended December 31, 2010 was $7.35.

The total number of options vested during the year ended December 31, 2010 was 527,141, with a weighted average fair value of $5.27. The total fair value of options vested during the years ended December 31, 2010, 2009 and 2008, was $2.6 million, $3.0 million and $4.3 million, respectively.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the twelve months ended December 31, 2010, the weighted average fair values of the options granted under the Plans were calculated using the binomial method with the following assumptions:

Employee options:

Risk free interest rate (0.26% to 2.16%)	Weighted average 1.01%
Expected dividend yield	0.80%
Expected life	5.48 years
Expected volatility (34.95% to 56.30%)	Weighted average 47.87%
Forfeiture rate (5.00% to 15.43%)	Weighted average 10.18%
Employee stock options granted	796,345
Weighted average grant date fair value	$6.00

During the twelve months ended December 31, 2009, the weighted average fair values of the options granted under the Plans were calculated using the binomial method with the following assumptions:

Employee options:

Risk free interest rate (0.37% to 2.04%)	Weighted average 1.10%
Expected dividend yield	—
Expected life	5.34 years
Expected volatility (45.30% to 66.50%)	Weighted average 55.08%
Forfeiture rate (3.64% to 24.80%)	Weighted average 11.23%
Employee stock options granted	678,370
Weighted average grant date fair value	$5.72

During the twelve months ended December 31, 2008, the weighted average fair values of the options granted under the Plans were calculated using the binomial method with the following assumptions:

Employee options:

Risk free interest rate (1.62% to 3.17%)	Weighted average 2.43%
Expected dividend yield	—
Expected life	4.20 years
Expected volatility (33.85% to 53.58%)	Weighted average 42.08%
Forfeiture rate (4.20% to 19.60%)	Weighted average 10.08%
Employee stock options granted	732,995
Weighted average grant date fair value	$4.66

Non-employee director options:

Risk free interest rate	3.54%
Expected dividend yield	—
Expected life	6.90 years
Expected volatility	41.26%
Forfeiture rate	0.00%
Non-employee director stock options granted	24,000
Weighted average grant date fair value	$7.02

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax benefits from stock option exercises of $3.0 million, $270,000 and $560,000, respectively, for the twelve months ended December 31, 2010, 2009 and 2008 were reflected as an outflow from operating activities and an inflow from financing activities in the Consolidated Statement of Cash Flows.

Note L —	Deferred Compensation Plan

The Rent-A-Center, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”) is an unfunded, nonqualified deferred compensation plan for a select group of our key management personnel and highly compensated employees. The Deferred Compensation Plan first became available to eligible employees in July 2007, with deferral elections taking effect as of August 3, 2007.

The Deferred Compensation Plan allows participants to defer up to 50% of their base compensation and up to 100% of any bonus compensation. Participants may invest the amounts deferred in measurement funds that are the same funds offered as the investment options in the Rent-A-Center, Inc. 401(k) Retirement Savings Plan. We may make discretionary contributions to the Deferred Compensation Plan, which are subject to a five-year graded vesting schedule based on the participant’s years of service with us. We are obligated to pay the deferred compensation amounts in the future in accordance with the terms of the Deferred Compensation Plan. Assets and associated liabilities of the Deferred Compensation Plan are included in prepaid and other assets and accrued liabilities in our consolidated balance sheets. The deferred compensation plan liability was approximately $2.0 million and $1.3 million as of December 31, 2010 and 2009, respectively. No discretionary contributions were made for the years ended December 31, 2010, 2009 and 2008.

Note M —	Employee Benefit Plan

We sponsor a defined contribution pension plan under Section 401(k) of the Internal Revenue Code for all employees who have completed at least three months of service. Employees may elect to contribute up to 50% of their eligible compensation on a pre-tax basis, subject to limitations. We may make discretionary matching contributions to the 401(k) plan. During 2010, 2009 and 2008, we made matching cash contributions of $5.8 million, $5.6 million and $5.3 million, respectively, which represents 50% of the employees’ contributions to the 401(k) plan up to an amount not to exceed 4% of each employee’s respective compensation. Employees are permitted to elect to purchase our common stock as part of their 401(k) plan. As of December 31, 2010, 2009 and 2008, 12.0%, 9.0%, and 12.0%, respectively, of the total plan assets consisted of our common stock.

Note N —	Fair Value

At December 31, 2010, our financial instruments include cash and cash equivalents, receivables, payables, senior debt and senior notes. The carrying amount of cash and cash equivalents, receivables and payables approximates fair value at December 31, 2010 and 2009, because of the short maturities of these instruments. Our senior debt is variable rate debt that re-prices frequently and entails no significant change in credit risk and, as a result, fair value approximates carrying value. The fair value of our senior notes is based on observable market data. At December 31, 2010, the fair value of our senior notes was $299.8 million, which was approximately $200,000 below their carrying value of $300.0 million.

We use a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values, in determining the fair value of our non-financial assets and non-financial liabilities, which consist primarily of goodwill. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We recorded charges for goodwill related to stores sold or closed of $4.3 million for the twelve months ended December 31, 2010. These charges were determined using both a revenue method and trading multiples, which are Level 3 inputs based on our historical experience with store acquisitions and divestitures.

Note O —	Impairment Charge

Our impairment charge consists of the following (in thousands):

Year Ended
December 31, 2010

Fixed asset disposal	$11,753
Goodwill impairment	1,767
Loan write-down	2,059
Other	3,360

Total	$18,939

On October 25, 2010, we announced that, in connection with an analysis of our available growth initiatives, we were exploring strategic alternatives with respect to our financial services business, including the possible sale or divestiture of such business. As of February 18, 2011, we had ceased making new loans, sold a majority of our customer accounts, and had less than $5.0 million in remaining loan balance.

During the fourth quarter of 2010, we recorded a pre-tax impairment charge of approximately $18.9 million related to the discontinuation of our financial services business. The charge with respect to discontinuing the operations of all 331 store locations relate primarily to fixed asset disposals, goodwill impairment, loan write-downs and other miscellaneous items. The impairment charge was based on the amount that the carrying value exceeded the estimated fair value of the assets. The fair value was based on our historical experience with store acquisitions and divestitures, which are Level 3 inputs.

Note P —	Stock Repurchase Plan

Our Board of Directors has authorized a common stock repurchase program, permitting us to purchase, from time to time, in the open market and privately negotiated transactions, up to an aggregate of $800.0 million of Rent-A-Center common stock. We have repurchased a total of 23,470,345 shares and 19,884,850 shares of Rent-A-Center common stock for an aggregate purchase price of $551.2 million and $466.6 million as of December 31, 2010 and 2009, respectively, under this common stock repurchase program. Through the twelve months ended December 31, 2010, we have repurchased a total of 3,585,495 shares for approximately $84.6 million in cash. We repurchased 1,403,993 shares for $38.7 million in the fourth quarter of 2010.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note Q —	Earnings Per Common Share

Summarized basic and diluted earnings per common share were calculated as follows:

		Weighted Average
	Net Earnings	Shares	Per Share
	(In thousands, except per share data)

Year ended December 31, 2010
Basic earnings per common share	$171,642	65,104	$2.64
Effect of dilutive stock options	—	799

Diluted earnings per common share	$171,642	65,903	$2.60

Year ended December 31, 2009
Basic earnings per common share	167,855	65,986	$2.54
Effect of dilutive stock options	—	581

Diluted earnings per common share	167,855	66,567	$2.52

Year ended December 31, 2008
Basic earnings per common share	139,624	66,606	$2.10
Effect of dilutive stock options	—	585

Diluted earnings per common share	139,624	67,191	$2.08

For 2010, 2009, and 2008, the number of stock options that were outstanding but not included in the computation of diluted earnings per common share because their exercise price was greater than the average market price of the common stock and, therefore anti-dilutive, was 1,839,225, 2,964,778, and 3,100,825, respectively.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note R —	Unaudited Quarterly Data

Summarized quarterly financial data for 2010, 2009 and 2008 is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
	(In thousands, except per share data)

Year ended December 31, 2010
Revenues	$718,419	$671,543	$664,580	$677,090
Gross profit	513,000	497,665	490,013	494,994
Operating profit	88,703	82,831	69,393	62,842
Net earnings	51,461	47,830	40,497	31,854
Basic earnings per common share	$0.78	$0.73	$0.62	$0.50
Diluted earnings per common share	$0.77	$0.72	$0.62	$0.49
Cash dividends per common share	$—	$—	$0.06	$0.06
Year ended December 31, 2009
Revenues	$728,183	$679,609	$671,251	$672,913
Gross profit	515,212	494,422	487,239	491,125
Operating profit	82,092	75,283	64,367	74,582
Net earnings	45,376	41,945	36,840	43,694
Basic earnings per common share	$0.69	$0.64	$0.56	$0.66
Diluted earnings per common share	$0.68	$0.63	$0.55	$0.66
Year ended December 31, 2008
Revenues	$756,636	$719,031	$708,755	$699,750
Gross profit	533,733	517,329	510,022	507,268
Operating profit	77,540	74,434	58,549	63,865
Net earnings	36,358	37,741	29,379	36,146
Basic earnings per common share	$0.55	$0.57	$0.44	$0.54
Diluted earnings per common share	$0.54	$0.56	$0.44	$0.54

RENT-A-CENTER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended March 31,
	2011	2010
	(In thousands, except per share data)
	Unaudited

Revenues
Store
Rentals and fees	$610,428	$583,848
Merchandise sales	99,266	89,397
Installment sales	16,687	15,137
Other	5,339	20,336
Franchise Merchandise sales	9,146	8,425
Royalty income and fees	1,312	1,276

	742,178	718,419
Operating expenses
Direct store expenses Cost of rentals and fees	135,649	130,114
Cost of merchandise sold	68,579	61,811
Cost of installment sales	6,048	5,426
Salaries and other expenses	397,198	391,471
Franchise cost of merchandise sold	8,754	8,068

	616,228	596,890
General and administrative expenses	34,553	31,775
Amortization and write-down of intangibles	858	1,051
Litigation settlement	2,800
Impairment charge	7,320	—

Total operating expenses	661,759	629,716
Operating profit	80,419	88,703
Interest expense	9,760	6,083
Interest income	(154)	(168)

Earnings before income taxes	70,813	82,788
Income tax expense	26,583	31,327

NET EARNINGS	$44,230	$51,461

Basic earnings per common share	$0.70	$0.78

Diluted earnings per common share	$0.69	$0.77

Cash dividends per common share	$0.06	$—

See accompanying notes to consolidated financial statements.

RENT-A-CENTER, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2011	2010
	(In thousands, except share and par value data)
	Unaudited

ASSETS
Cash and cash equivalents	$145,000	$70,727
Receivables, net of allowance for doubtful accounts of $7,711 in 2011 and $8,673 in 2010	47,228	53,890
Prepaid expenses and other assets	56,942	170,713
Rental merchandise, net On rent	675,013	655,248
Held for rent	180,512	181,606
Merchandise held for installment sale	5,374	5,417
Property assets, net	235,145	224,639
Goodwill, net	1,329,234	1,320,467
Other intangible assets, net	4,806	5,624

	$2,679,254	$2,688,331

LIABILITIES
Accounts payable — trade	$88,828	$126,051
Accrued liabilities	300,345	288,415
Deferred income taxes	236,753	218,952
Senior debt	358,584	401,114
Senior notes	300,000	300,000

	1,284,510	1,334,532

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value; 250,000,000 shares authorized; 107,261,412 and 105,990,704 shares issued in 2011 and 2010, respectively	1,072	1,060
Additional paid-in capital	741,052	712,600
Retained earnings	1,581,390	1,541,168
Treasury stock, 43,714,209 and 42,845,444 shares at cost in 2011 and 2010, respectively	(932,804)	(904,274)
Cumulative translation adjustment	4,034	3,245

	1,394,744	1,353,799

	$2,679,254	$2,688,331

See accompanying notes to consolidated financial statements.

RENT-A-CENTER, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,
	2011	2010
	(In thousands)
	Unaudited

Cash flows from operating activities
Net earnings	$44,230	$51,461
Adjustments to reconcile net earnings to net cash provided by operating activities Depreciation of rental merchandise	132,397	127,111
Bad debt expense	521	3,118
Stock-based compensation expense	1,305	1,265
Depreciation of property assets	15,678	15,721
Loss on sale or disposal of property assets	92	978
Amortization of intangibles	858	211
Amortization of financing fees	505	514
Deferred income taxes	17,801	(12,857)
Tax benefit related to stock option exercises	(6,238)	(94)
Impairment charge	7,320	—
Changes in operating assets and liabilities, net of effects of acquisitions
Rental merchandise	(155,784)	(145,802)
Receivables	6,141	720
Prepaid expenses and other assets	113,131	700
Accounts payable — trade	(37,224)	(28,537)
Accrued liabilities	7,213	57,408

Net cash provided by operating activities	147,946	71,917
Cash flows from investing activities
Purchase of property assets	(27,144)	(16,113)
Proceeds from sale of property assets	79	34
Acquisitions of businesses, net of cash acquired	(525)	(368)

Net cash used in investing activities	(27,590)	(16,447)
Cash flows from financing activities
Purchase of treasury stock	(28,529)	—
Exercise of stock options	21,889	1,758
Tax benefit related to stock option exercises	6,238	94
Payments on capital leases	(137)	(321)
Proceeds from debt	115,305	43,035
Repayments of debt	(157,835)	(117,897)
Dividends paid	(3,803)	—

Net cash used in financing activities	(46,872)	(73,331)
Effect of exchange rate changes on cash	789	556
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,273	(17,305)
Cash and cash equivalents at beginning of period	70,727	101,803

Cash and cash equivalents at end of period	$145,000	$84,498

See accompanying notes to consolidated financial statements.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Significant Accounting Policies and Nature of Operations.

The interim financial statements of Rent-A-Center, Inc. included herein have been prepared by us pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the SEC’s rules and regulations, although we believe the disclosures are adequate to make the information presented not misleading. We suggest that these financial statements be read in conjunction with the financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2010. In our opinion, the accompanying unaudited interim financial statements contain all adjustments, consisting only of those of a normal recurring nature, necessary to present fairly our results of operations and cash flows for the periods presented. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.

Principles of Consolidation and Nature of Operations.  These financial statements include the accounts of Rent-A-Center, Inc. and its direct and indirect subsidiaries. All intercompany accounts and transactions have been eliminated. Unless the context indicates otherwise, references to “Rent-A-Center” refer only to Rent-A-Center, Inc., the parent, and references to “we,” “us” and “our” refer to the consolidated business operations of Rent-A-Center and all of its direct and indirect subsidiaries.

Our primary operating segment consists of leasing household durable goods to customers on a rent-to-own basis. We also offer merchandise on an installment sales basis in certain of our stores. At March 31, 2011, we operated 3,018 company-owned stores nationwide and in Canada, Puerto Rico and Mexico, including 41 retail installment sales stores under the names “Get It Now” and “Home Choice,” and 18 rent-to-own stores in Canada under the name “Rent-A-Centre.”

We also operate kiosk locations under the trade name “RAC Acceptance” which offers the rent-to-own transaction to consumers who do not qualify for financing from the traditional retailer. These kiosks are located within such retailer’s store locations. At March 31, 2011, we operated 485 RAC Acceptance locations.

ColorTyme, Inc., an indirect wholly-owned subsidiary of Rent-A-Center, is a nationwide franchisor of rent-to-own stores. At March 31, 2011, ColorTyme had 208 franchised stores operating in 32 states. ColorTyme’s primary source of revenue is the sale of rental merchandise to its franchisees, who in turn offer the merchandise to the general public for rent or purchase under a rent-to-own program. The balance of ColorTyme’s revenue is generated primarily from royalties based on franchisees’ monthly gross revenues.

From 2005 to 2010, we also offered an array of financial services in certain of our existing stores under the names “RAC Financial Services” and “Cash AdvantEdge.” The financial services we offered included, but were not limited to, short term secured and unsecured loans, debit cards, check cashing and money transfer services.

New Accounting Pronouncements.  From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) or other standards setting bodies that we adopt as of the specified effective date. Unless otherwise discussed, we believe the impact of any other recently issued standards that are not yet effective are either not applicable to us at this time or will not have a material impact on our consolidated financial statements upon adoption.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	Intangible Assets and Acquisitions.

Amortizable intangible assets consist of the following (in thousands):

		March 31, 2011		December 31, 2010
	Avg.	Gross		Gross
	Life	Carrying	Accumulated	Carrying	Accumulated
	(years)	Amount	Amortization	Amount	Amortization

Non-compete agreements	3	$6,096	$6,068	$6,094	$6,057
Customer relationships	2	67,858	63,080	67,811	62,224

Total		$73,954	$69,148	$73,905	$68,281

Estimated remaining amortization expense, assuming current intangible balances and no new acquisitions, for each of the years ending December 31, is as follows (in thousands):

Estimated
Amortization Expense

2011	$2,467
2012	2,339

Total	$4,806

A summary of the changes in recorded goodwill follows (in thousands):

	March 31,	December 31,
	2011	2010

Gross balance as of January 1,	$1,419,619	$1,367,836
Accumulated amortization	(99,152)	(99,152)
Additions from acquisitions	398	55,922
Goodwill related to stores sold or closed	—	(4,320	)(1)
Post purchase price allocation adjustments	8,369	181

Balance as of the end of the period	$1,329,234	$1,320,467

(1)	Includes $1.8 million of goodwill impairment related to the discontinuation of our financial services business.

Additions to goodwill due to acquisitions in the first three months of 2011 were tax deductible.

The Rental Store, Inc.

On December 20, 2010, we acquired The Rental Store, Inc., a leading provider of consumer lease-purchase financing through third-party retail furniture and electronics retailers. This acquisition resulted in the addition of 158 kiosks to our RAC Acceptance program as of December 31, 2010. The initial accounting for the acquisition was not finalized as of December 31, 2010 due to the timing of the transaction. In the first quarter of 2011, we determined certain assets, primarily rental merchandise, were either unrentable or missing, and are reflected in the post purchase price allocation adjustments above. At March 31, 2011, certain other smaller balances remain to be reconciled.

3.	Subsidiary Guarantors.

6 5/8% Senior Notes.  On November 2, 2010, we issued $300.0 million in senior unsecured notes due November 2020, bearing interest at 6 5/8%, pursuant to an indenture dated November 2, 2010, among Rent-A-Center, Inc., its subsidiary guarantors and The Bank of New York Mellon Trust Company, as trustee. A portion of the

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

proceeds of this offering were used to repay approximately $200.0 million of outstanding term debt under our senior credit facility. The remaining net proceeds are being used to repurchase shares of our common stock.

The 2010 indenture contains covenants that limit our ability to:

•	incur additional debt;

•	sell assets or our subsidiaries;

•	grant liens to third parties;

•	pay cash dividends or repurchase stock; and

•	engage in a merger or sell substantially all of our assets.

Events of default under the 2010 indenture include customary events, such as a cross-acceleration provision in the event that we default in the payment of other debt due at maturity or upon acceleration for default in an amount exceeding $50.0 million, as well as in the event a judgment is entered against us in excess of $50.0 million that is not discharged, bonded or insured.

The 6 5/8% notes may be redeemed on or after November 15, 2015, at our option, in whole or in part, at a premium declining from 103.313%. The 6 5/8% notes may be redeemed on or after November 15, 2018, at our option, in whole or in part, at par. The 6 5/8% notes also require that upon the occurrence of a change of control (as defined in the 2010 indenture), the holders of the notes have the right to require us to repurchase the notes at a price equal to 101% of the original aggregate principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. This would trigger an event of default under our senior credit facilities. We are not required to maintain any financial ratios under the 2010 indenture.

Rent-A-Center and its subsidiary guarantors have fully, jointly and severally, and unconditionally guaranteed the obligations of Rent-A-Center with respect to the 6 5/8% notes. Rent-A-Center has no independent assets or operations, and each subsidiary guarantor is 100% owned directly or indirectly by Rent-A-Center. The only direct or indirect subsidiaries of Rent-A-Center that are not guarantors are minor subsidiaries. There are no restrictions on the ability of any of the subsidiary guarantors to transfer funds to Rent-A-Center in the form of loans, advances or dividends, except as provided by applicable law.

4.	Income Taxes.

We are subject to federal, state, local and foreign income taxes. Along with our U.S. subsidiaries, we file a U.S. federal consolidated income tax return. With few exceptions, we are no longer subject to U.S. federal, state, foreign and local income tax examinations by tax authorities for years before 2007. The appeals process with the Internal Revenue Service (IRS) Office of Appeals for the years 2001 through 2005 has been completed. We reached agreement on all issues except one issue with respect to the 2003 tax year which also recurs in each of the 2004, 2005, 2006 and 2007 taxable years. The IRS concluded its examination of our consolidated income tax return for the years 2006 and 2007, and issued a Revenue Agent’s Report (RAR) on January 19, 2010. We reached agreement on all issues except the issue identified above. We believe the position and supporting case law applied by the IRS are incorrectly applied to our situation and that our fact pattern is distinguishable from the IRS’ position. We intend to vigorously defend our position on the issue. This matter, which now includes the years 2003 through 2007, has been docketed in the United States Tax Court for trial in November 2011. Currently, we are also under examination in various states. We do not anticipate that adjustments, if any, regarding the 2003 through 2007 disputed issue or state examinations will result in a material change to our consolidated statement of earnings, financial condition, statement of cash flows or earnings per share.

In determining the quarterly provision for income taxes, we use an estimated annual effective tax rate based on forecasted annual income, permanent items, statutory tax rates and tax planning opportunities in the various jurisdictions in which we operate. Significant factors that could impact the annual effective tax rate include

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

management’s assessment of certain tax matters and the composition of taxable income between the various jurisdictions in which we operate. We recognize the impact of significant discrete items separately in the quarter in which they occur.

We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. We review our tax positions quarterly and adjust the balance as new information becomes available.

We provide for uncertain tax positions and related interest and penalties and adjust our unrecognized tax benefits, accrued interest and penalties in the normal course of our business. At March 31, 2011, our unrecognized tax benefits increased by $59,000 from December 31, 2010.

5.	Fair Value.

At March 31, 2011, our financial instruments include cash and cash equivalents, receivables, payables, senior debt and senior notes. The carrying amount of cash and cash equivalents, receivables and payables approximates fair value at March 31, 2011 and December 31, 2010, because of the short maturities of these instruments. Our senior debt is variable rate debt that re-prices frequently and entails no significant change in credit risk and, as a result, fair value approximates carrying value. The fair value of our senior notes is based on observable market data. At March 31, 2011, the fair value of our senior notes was $295.5 million, which was approximately $4.5 million below their carrying value of $300.0 million. At December 31, 2010, the fair value of our senior notes was $299.8 million, which was approximately $200,000 below their carrying value of $300.0 million.

We use a three-tier fair value hierarchy, which classifies the inputs used in measuring fair values, in determining the fair value of our non-financial assets and non-financial liabilities, which consist primarily of goodwill. These tiers include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

6.	Impairment Charge.

Our impairment charge consists of the following (in thousands):

Three Months Ended
March 31, 2011

Loan write-down	$2,569
Fixed asset disposal	1,172
Other	3,579

Total	$7,320

During the first quarter of 2011, we recorded a pre-tax impairment charge of approximately $7.3 million related to the discontinuation of our financial services business that was announced on October 25, 2010. The charge in 2011 primarily related to additional loan write-downs, fixed asset disposals (store reconstruction), and other miscellaneous items. During the fourth quarter of 2010, we recorded a pre-tax impairment charge of $18.9 million, which primarily related to fixed asset disposals, goodwill impairment, loan write-downs, and other miscellaneous items. The impairment charge was based on the amount that the carrying value exceeded the estimated fair value of the assets. The fair value was based on our historical experience with store acquisitions and divestitures, which are Level 3 inputs.

RENT-A-CENTER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Repurchases of Outstanding Securities.

Our Board of Directors has authorized a common stock repurchase program, permitting us to purchase, from time to time, in the open market and privately negotiated transactions, up to an aggregate of $800.0 million of Rent-A-Center common stock. We have repurchased a total of 24,339,110 shares and 23,470,345 shares of Rent-A-Center common stock for an aggregate purchase price of $579.7 million and $551.2 million as of March 31, 2011 and December 31, 2010, respectively, under this common stock repurchase program. Through the three months ended March 31, 2011, we repurchased a total of 868,765 shares for approximately $28.5 million in cash.

8.	Earnings Per Share.

Basic and diluted earnings per common share were calculated as follows:

	Three Months Ended March 31, 2011
		Weighted
(In thousands, except per share data)	Net Earnings	Average Shares	Per Share

Basic earnings per common share	$44,230	63,353	$0.70
Effect of dilutive stock options	—	939

Diluted earnings per common share	$44,230	64,292	$0.69

	Three Months Ended March 31, 2010
		Weighted
(In thousands, except per share data)	Net Earnings	Average Shares	Per Share

Basic earnings per common share	$51,461	65,699	$0.78
Effect of dilutive stock options	—	818

Diluted earnings per common share	$51,461	66,517	$0.77

For the three months ended March 31, 2011 and 2010, the number of stock options that were outstanding but not included in the computation of diluted earnings per common share and, therefore anti-dilutive, were 438,745 and 2,384,550, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders
The Rental Store, Inc.

We have audited the accompanying balance sheet of The Rental Store, Inc. as of December 31, 2009 and the related statements of income, stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Rental Store, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 11, the 2009 financial statements including accumulated deficit have been restated to correct misstatements.

/s/ Grant Thornton LLP
Dallas, Texas
May 2, 2011

The Rental Store, Inc.

BALANCE SHEET
December 31, 2009

(Restated)

ASSETS
Cash	$395,255
Restricted cash	537,870
Rental merchandise, net	23,638,127
Prepaid expenses and other assets	609,950
Deposits	141,460
Income tax receivable	1,259,803
Equipment and leasehold improvements, net	1,859,256

$28,441,721

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Line of credit	$20,607,125
Accounts payable	1,187,184
Accrued expenses	2,099,789
Customer deposits	1,381,643
Deferred income taxes	1,406,204
Note payable	3,730,000
Capital leases	236,798

Total liabilities	30,648,743

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)
Convertible preferred stock, 18% cumulative, Series A $0.001 par value; authorized 5,000,000 shares; issued and outstanding 5,000,000 shares	5,000
Convertible preferred stock, non-voting, 9% cumulative, Series B $0.001 par value; authorized 10,000,000 shares; issued and outstanding 6,000,000	6,000
Common stock, $0.001 par value; authorized 200,000,000 shares; issued and outstanding 29,000,000	29,000
Additional paid-in capital	2,185,887
Accumulated deficit	(4,432,909)

Total stockholders’ equity (deficit)	(2,207,022)

$28,441,721

The accompanying notes are an integral part of this financial statement.

The Rental Store, Inc.

STATEMENT OF INCOME
Year Ended December 31, 2009

(Restated)

Revenue:
Rental operations	$78,375,029
Retail sales	1,362,961

Total revenue	79,737,990
Operating expenses:
Cost of rental operations	41,814,144
Cost of retail sales	2,069,405
Compensation related expenses	19,174,288
General and administrative	9,320,597
Advertising	522,614
Depreciation and amortization	683,659

Total operating expenses	73,584,707
Operating income	6,153,283
Interest expense	3,327,550

Income before income tax expense	2,825,733
Income tax expense	1,267,316

Net income	$1,558,417

The accompanying notes are an integral part of this financial statement.

The Rental Store, Inc.

STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)
 Year Ended December 31, 2009

	Preferred Stock		Common	Additional	Accumulated
	Series A	Series B	Stock	Paid-in Capital	Deficit	Total

Balance, January 1, 2009 (as restated)	$5,000	$6,000	$29,000	$3,985,887	$(5,991,326)	$(1,965,439)
Dividends on preferred and common stock (restated)	—	—	—	(1,800,000)	—	(1,800,000)
Net income (restated)	—	—	—	—	1,558,417	1,558,417

Balance, December 31, 2009 (restated)	$5,000	$6,000	$29,000	$2,185,887	$(4,432,909)	$(2,207,022)

The accompanying notes are an integral part of this financial statement.

The Rental Store, Inc.

STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,558,417
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of rental merchandise	15,820,108
Depreciation and amortization	683,659
Deferred income taxes	2,305,000
Change in working capital components:
Rental merchandise	(11,897,912)
Prepaid expenses and other assets	39,200
Deposits	18,146
Income tax receivable	(1,001,803)
Accounts payable	(234,184)
Accrued expenses	356,829
Customer deposits	(222,036)

Net cash provided by operating activities	7,425,424
CASH FLOWS FROM INVESTING ACTIVITIES
Decrease in restricted cash	(189,155)
Purchases of equipment and leasehold improvements	(322,856)

Net cash used in investing activities	(512,011)
CASH FLOWS FROM FINANCING ACTIVITIES
Outstanding checks in excess of bank balance	(113,761)
Payments on line of credit	(4,823,015)
Payments on notes payable	(328,796)
Payments on capital leases	(131,440)
Dividend payments	(1,800,000)

Net cash used in financing activities	(7,197,012)

Net decrease in cash	(283,599)
Cash at beginning of year	678,854

Cash at end of year	$395,255

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$3,307,387

Cash received for income taxes, net of payments	$35,880

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Capital lease obligations incurred for use of equipment	$268,685

The accompanying notes are an integral part of this financial statement.

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:

The Rental Store, Inc. (the Company), an Arizona corporation, doing business as TRS Home Furnishings, operates a chain of stores that sell and rent durable household products such as major appliances, home entertainment equipment, furniture and jewelry to consumers primarily in the southwestern United States. In addition, the Company operates within certain retail furniture outlets providing similar services.

A significant portion of the Company’s business is facilitated through certain retail furniture outlets that own several locations from which the Company operates. Eighty-nine percent of gross revenues were derived from such operations for the year ended December 31, 2009, of which 13%, 13% and 11% were concentrated with three entities.

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Revenue Recognition:

Rental merchandise is rented to customers pursuant to rental agreements which provide primarily for monthly rental payments collected in advance. Rental revenue is recognized as collected each month when the rental merchandise has been placed in service and delivery costs have been incurred. This method of revenue recognition does not produce materially different results than if rental revenue was recognized over the monthly rental term. At the end of each monthly rental period, the customer can renew the rental agreement or return the merchandise with no obligation. Anytime after three rental payments have been made, the customer may purchase the merchandise through a variety of purchase options. If a customer exercises a purchase option, the remaining net book value of the rental merchandise is transferred to cost of sales. If no purchase option is elected during the contract term and all payments have been made under the contract term, title to the rental merchandise transfers to the customer at the end of such term. Amounts received from sales under purchase options are included in rental operations revenue in the accompanying financial statements. Rental merchandise returned to the Company is generally sold to another customer. The Company recognizes revenue from sales of products upon delivery. The sales tax charged to customers is shown net in the statement of income.

Rental Merchandise:

Rental merchandise consists of merchandise rented to customers or in stores available for rent or sale. Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation on merchandise rented to customers is provided on a straight-line basis over 21 months, which is the average term of a rental agreement. Merchandise held for rent or sale is depreciated on a straight-line basis over 21 months.

Rental merchandise which is damaged and inoperable is expensed when such impairment occurs. If the customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with the delinquent account is generally charged off on or before the 180th day following the time the account became past due. The Company maintains a reserve for these expected expenses. In addition, any minor repairs made to rental merchandise are expensed at the time of the repair.

Restricted Cash:

All revenues collected from customers are transferred to a restricted cash account for payment on the line of credit. The bank applies the restricted cash against the line of credit every few days (See Note 5).

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Equipment and Leasehold Improvements:

Equipment and leasehold improvements are stated at cost. Depreciation of vehicles, furniture and fixtures, and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the remaining lease term of the applicable lease, including option periods if renewal is probable and under the Company’s control to exercise, using the straight-line method. Gains and losses from the disposition of assets are recorded in the period of disposition. Repair and maintenance costs that do not improve or extend the useful life of the assets are expensed as incurred.

Computer software developed for internal use is recorded at cost. Such costs are capitalized for amounts incurred during the application development stage. Amortization is provided on the straight-line basis over an estimated useful life of the software of ten years.

Advertising:

The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs for the year ended December 31, 2009 was approximately $523,000.

Concentration of Credit Risk:

The Company maintains certain bank balances in excess of federally insured amounts. The Company has not experienced any losses in such accounts and believes there is no significant exposure to credit risks on such accounts.

The customers of the Company typically are unable to obtain conventional financing and have chosen the rent-to-own alternative for acquiring the products the Company offers. The Company generally does not require deposits; however, on most first-time rental agreements a deposit is collected. The deposit amount may be increased for greater credit risks.

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of asset and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There was no valuation allowance recorded at December 31, 2009.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. There are no reserves related to uncertain tax positions at December 31, 2009.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements:

In June 2009, the FASB issued Accounting Standards Codification 105, Generally Accepted Accounting Principles (“ASC 105”). ASC 105 is the single source of authoritative nongovernmental U.S. generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants (“AICPA”), Emerging Issues Task Force (“EITF”), and related accounting literature. ASC 105 reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant SEC guidance organized using the same topical structure in separate sections. ASC 105 is effective for financial statements issued for reporting periods ending after September 15, 2009. All references to authoritative accounting literature in the Company’s financial statements issued for reporting periods ending after September 15, 2009 are referenced in accordance with ASC 105.

In May 2009, the FASB issued ASC 855, Subsequent Events. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. ASC 855 applies prospectively to both interim and annual financial periods ending after June 15, 2009. The adoption of ASC 855 did not result in any material change to the Company’s policies.

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of any other recently issued standards that are not yet effective are either not applicable to the Company at this time or will not have a material impact on the financial statements upon adoption.

Note 2.	Rental Merchandise

Rental merchandise at December 31, 2009 (restated) consists of the following:

On rent	$36,128,180
Less accumulated depreciation	(15,329,543)

20,798,637
Held for rent or sale, net	2,839,490

$23,638,127

Note 3.	Equipment and Leasehold Improvements

Equipment and leasehold improvements at December 31, 2009 (restated) consist of the following:

Leasehold improvements	$1,629,568
Equipment	3,422,773
Furniture and fixtures	71,919
Computer software	171,015

5,295,275
Less accumulated depreciation	(3,436,019)

$1,859,256

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 4.	Notes Payable to Related Parties and Capital Leases

Unsecured note payable to three stockholders, interest is payable monthly at the greater of prime (3.25% at December 31, 2009) plus 4% per annum or 18%, due December 2012, subordinate to the line of credit (Note 5).	$1,500,000
Unsecured note payable to managing partner of Preferred Stock Investors, interest is payable monthly at 21.4%; due December 2012 subordinate to the line of credit (Note 5) and obligations to preferred stockholders (Note 8).	2,050,000
Unsecured note payable with related party, interest is payable monthly at greater of prime (3.25% at December 31, 2009) plus 4% per annum or 11.8%, due March 2011; subordinate to the line of credit (Note 5) and obligations to the preferred stockholders (Note 8).	180,000
Capital lease with related party, payable in monthly installments of $504, including interest at 10%, maturing April 2011, collateralized by equipment.	7,525
Capital leases, payable in monthly installments ranging from $70 to $1,700, including interest at 3% to 16%, maturing November 2011 to March 2017, collateralized by equipment (restated)	229,273

$3,966,798

The Company has entered into equipment capital lease agreements which expire through March 2017. The gross amount of assets acquired under capital lease was approximately $155,000 as of December 31, 2009. The related accumulated depreciation was approximately $9,000 as of December 31, 2009.

Aggregate maturities required on the note payable to related parties and capital leases at December 31, 2009 are as follows:

Years Ending December 31:	Related Party	Unrelated Party	Total
	(restated)

2010	$5,549	$52,854	$58,403
2011	181,976	56,015	237,991
2012	3,550,000	37,048	3,587,048
2013	—	37,048	37,048
2014	—	37,048	37,048
Thereafter	—	9,260	9,260

	$3,737,525	$229,273	$3,966,798

Interest expense to related parties for the year ended December 31, 2009 totaled approximately $595,000 and is included in interest expense in the accompanying statement of income.

Note 5.	Line of Credit

The Company has a revolving credit facility for the lesser of $25,000,000, or the Advance Rate as defined in the agreement as the amount equal to 26% of the total lease payments remaining on each Eligible Receivable (as defined in the agreement). The Advance Rate may be modified, at the lender’s discretion, if for the prior twelve calendar month period the monthly collection percentage is less than 5%. The Company may request once a calendar quarter for the Facility Cap, as defined in the agreement, to be increased by an amount, not to exceed total borrowings of $25,000,000, for a fee equal to the amounts of 1.0% of such increase. At December 31, 2009, approximately $4,000,000 was available to the Company for additional draws under this agreement. The line of credit bears interest at the greater of prime or LIBOR (0.23% at December 31, 2009) plus 6.02% per annum, but not less than 11%. The line of credit matures on December 31, 2012. The Company was required to pay an initial

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

commitment fee of $350,000 for the line of credit, which has been capitalized and is amortized over the term of the line of credit, and is included in prepaid expenses and other assets on the balance sheet. In addition, the facility bears an unused line fee of 0.25% per annum and a collateral management fee of 0.25% per annum of the daily average outstanding advances, both of which are payable monthly. The line of credit contains certain financial and non-financial covenants, is secured by substantially all assets of the Company, and is guaranteed by the common stockholders of the Company.

Note 6.	Income Taxes

Net deferred tax liabilities consist of the following components as of December 31, 2009 (restated):

Deferred taxes:
Rental merchandise and equipment and leasehold improvements	$2,600,204
Accruals	(70,000)
Alternative minimum tax credit	(62,000)
Federal net operating loss carryforwards	(1,062,000)

Net deferred tax liability	$1,406,204

The provision for income taxes charged to operations for the twelve months ended December 31, 2009 (restated) consists of the following:

Current taxes	$(138,888)
Deferred taxes	1,406,204

$1,267,316

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the year ended December 31, 2009 (restated) as follows:

Tax expense at federal statutory rate	$989,007
Nondeductible expenses	278,309

$1,267,316

The Company’s Federal net operating loss carryforwards of approximately $3,034,000 expire in 2028.

Note 7.	Commitments and Contingencies

Operating Leases:

The Company leases its showroom and warehouse facilities under operating leases, some of which includes escalation clauses, which expire at various dates through 2017. The Company is responsible for real estate taxes, insurance and utilities relating to these leases. Certain leases include options to extend the lease agreements. Rent expense, including maintenance charges and utilities expenses, under all operating leases for the year ended December 31, 2009 totaled approximately $3,913,000.

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The total future minimum rental commitments at December 31, 2009 (restated) are as follows:

Years Ending December 31:

2010	$2,216,325
2011	1,845,777
2012	1,448,701
2013	1,343,513
2014	789,321
Thereafter	1,504,908

$9,148,545

Management Agreement:

Under the preferred stock agreements discussed in Note 8, the Company must pay the Series A and Series B preferred stockholders approximately $14,500 and $20,000 a month, respectively, for consulting services, until consummation of the sale of the Company or redemption of all the respective preferred shares. This expense was $414,000 for the year ended December 31, 2009, and is included in interest expense in the accompanying statement of income.

Litigation:

From time to time, the Company is involved in various legal proceedings. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management, such proceedings are substantially covered by insurance, and the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 8.	Convertible Preferred Stock

In prior years, the Company issued 5,000,000 shares of Series A $0.001 par value convertible preferred stock for $5,000,000. The stock requires quarterly payments of an 18% cumulative annual dividend. The preferred stockholder may elect to convert the shares to shares of common stock of the Company at any time prior to the redemption date at a preference amount of $1 per share. The stock is redeemable for $2 per share on or within fifteen days after December 31, 2012. However, if the line of credit is still outstanding on the redemption date, the lender must give consent for the Company to redeem the preferred shares for cash. If consent is not given or the Company otherwise fails to redeem the shares on the redemption date, the preferred shares will be converted into shares of common stock in the Company at a rate of $0.238 per share, resulting in a common stock ownership of 37.5%.

The Company issued 6,000,000 shares of Series B $0.001 par value convertible, non-voting, preferred stock for $10,000,000 during 2006. The stock requires quarterly payments of a 9% cumulative annual dividend. The preferred stockholders may elect to convert the shares to shares of common stock of the Company at any time prior to the redemption date at a preference amount of $1.6667 per share. The stock is redeemable for $2.9167 per share on or within fifteen days after December 31, 2012. However, if the line of credit is still outstanding on the redemption date, the lender must give consent for the Company to redeem the preferred shares for cash. If consent is not given or the Company otherwise fails to redeem the shares on the redemption date, the preferred shares will be converted into shares of common stock in the Company at a rate of $0.1341 per share, resulting in a common stock ownership of 45%. The preferred stock agreement carries certain affirmative and negative covenants, with which the Company must comply.

For Series A and B preferred stock, the liquidation preference is as follows: Upon occurrence of a liquidation event, each of the record holders will have the right to elect to convert all or part of their shares into shares of

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

common stock at the conversation ratio then in effect and any remaining funds and assets of the Company legally available for distribution to the shareholders will be distributed ratably among the shareholders (including the record holders) in accordance with their common stock holdings on an as converted basis.

Note 9.	Employee Benefits

The Company had established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allowed eligible employees to defer a portion of their compensation ranging from 1% to 100%. Such deferrals accumulated on a tax deferred basis until the employee withdrew the funds. The Company, at its option, could match a portion of the employees’ contribution. There were no matching contributions made for the year ended December 31, 2009.

The Plan also provided a profit sharing component where the Company could make a performance-based contribution to the Plan. No contributions were made for the year ended December 31, 2009.

The Plan was terminated effective December 17, 2009 and all assets were transferred out of the Plan.

Note 10.	Stock Repurchase Agreement

The stockholders of the Company have entered into a stock repurchase agreement. The stockholders must first offer the stock to the other stockholders on a prorata basis. If no stock is purchased by the other stockholders then the stock is offered to the Company on the same terms. The Company is not obligated to repurchase the stock.

Note 11:	Restatement

The Company’s financial statements are being restated to correct its method of accounting for rental merchandise and to correct for other less significant errors. The Company incorrectly included salvage value in calculating depreciation of rental merchandise, which is included in cost of rental operations. The Company has reduced beginning retained earnings by $5,991,326, net of taxes, for the impact of this error in years prior to 2009. The other errors relate to the incorrect capitalization of an operating lease and the under accrual of liabilities. As a result of these errors, additional paid-in capital instead of retained earnings, as previously reported, has been adjusted for the amount of dividends paid during 2009 and the impact of these adjustments on income taxes have been recorded. The impact of the adjustments on the Company’s 2009 financial statements is as follows:

	As previously
	presented	Adjustment	As restated

Balance Sheet
Retained earnings (accumulated deficit), beginning balance	$—	$(5,991,326)	$(5,991,326)
Retained earnings (accumulated deficit), ending balance	486,158	(4,919,067)	(4,432,909)
Rental merchandise	34,437,150	(10,799,023)	23,638,127
Income tax receivable	668,000	591,803	1,259,803
Equipment and leasehold improvements, net	1,952,127	(92,871)	1,859,256
Accrued expenses	7,239,999	13,772	7,253,771
Deferred income taxes	5,001,000	(3,594,796)	1,406,204
Additional paid in capital	3,985,887	(1,800,000)	2,185,887
Income Statement
Cost of rental operations	40,518,316	1,295,828	41,814,144
General and administrative	31,742,143	80,292	31,822,435
Depreciation	740,235	(56,576)	683,659
Income tax expense	1,859,119	(591,803)	1,267,316
Net income	2,286,158	(727,741)	1,558,417

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

	As previously
	presented	Adjustment	As restated

Cash Flows
Operating activities	7,476,606	(51,182)	7,425,424
Investing activities	(507,495)	(4,516)	(512,011)
Financing activities	(7,252,710)	55,698	(7,197,012)

Note 12.	Subsequent Events

The Company has evaluated subsequent events through May 2, 2011, the date on which the financial statements were available to be issued.

On December 20, 2010, the Company was acquired by Rent-A-Center, Inc., the nation’s largest rent-to-own operator, for $75.5 million in cash.

The Rental Store, Inc.

BALANCE SHEET
September 30, 2010

(Restated)

ASSETS
Cash	$303,112
Restricted cash	479,018
Rental merchandise, net	22,988,637
Prepaid expenses and other assets	1,112,349
Deposits	145,203
Income tax receivable	1,324,721
Equipment and leasehold improvements, net	1,800,545

$28,153,585

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Line of credit	$18,627,490
Accounts payable	1,380,446
Accrued expenses	2,163,387
Customer deposits	1,625,234
Income tax payable	1,310,000
Deferred income taxes	1,406,204
Note payable	4,232,907
Capital leases	236,798

Total liabilities	30,982,466

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY (DEFICIT)
Convertible preferred stock, 18% cumulative, Series A $0.001 par value; authorized 5,000,000 shares; issued and outstanding 5,000,000 shares	5,000
Convertible preferred stock, non-voting, 9% cumulative, Series B $0.001 par value; authorized 10,000,000 shares; issued and outstanding 6,000,000	6,000
Common stock, $0.001 par value; authorized 200,000,000 shares; issued and outstanding 29,000,000	29,000
Additional paid-in capital	835,887
Accumulated deficit	(3,704,768)

Total stockholders’ equity (deficit)	(2,828,881)

$28,153,585

The accompanying notes are an integral part of this financial statement.

The Rental Store, Inc.

Statements of Income
Nine Months Ended September 30, 2010 and 2009

	(Restated)
	2010	2009

Revenue:
Rental operations	$59,205,253	$60,982,144
Retail sales	1,113,630	1,097,680

Total revenue	60,318,883	62,079,824
Operating expenses:
Cost of rental operations	31,341,150	31,577,045
Cost of retail sales	1,802,797	1,450,323
Compensation related expenses	14,522,527	14,920,955
General and administrative	7,590,375	7,436,796
Advertising	249,498	481,632
Depreciation and amortization	604,471	561,003

Total operating expenses	56,110,818	56,427,754
Operating income	4,208,065	5,652,070
Interest expense	2,716,574	2,567,464

Income before income tax expense	1,491,491	3,084,606
Income tax expense	763,350	1,604,542

Net income	$728,141	$1,480,064

The accompanying notes are an integral part of this financial statement.

The Rental Store, Inc.

Statements of Cash Flows
Nine Months Ended September 30, 2010 and 2009

	(Restated)
	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$728,141	$1,480,064
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of rental merchandise	—	11,896,134
Depreciation and amortization	604,471	561,003
Change in working capital components:
Rental merchandise	649,490	(8,968,679)
Prepaid expenses and other assets	508	203,037
Deposits	(3,743)	245
Income tax receivable	(64,918)	258,000
Accounts payable	193,262	210,615
Accrued expenses	63,598	128,624
Customer deposits	243,591	(64,816)
Income tax payable	1,310,000	1,356,212

Net cash provided by operating activities	3,724,400	7,060,439
CASH FLOWS FROM INVESTING ACTIVITIES
Increase (decrease) in restricted cash	58,852	(536,757)
Purchases of equipment and leasehold improvements	(545,760)	(545,490)

Net cash used in investing activities	(486,908)	(1,082,247)
CASH FLOWS FROM FINANCING ACTIVITIES
Outstanding checks in excess of bank balance	—	(113,761)
Net borrowings on line of credit	(1,979,635)	(4,451,319)
Payments on notes payable	—	(290,215)
Dividend payments	(1,350,000)	(1,350,000)

Net cash used in financing activities	(3,329,635)	(6,205,295)

Net decrease in cash	(92,143)	(227,103)
Cash at beginning of period	395,255	678,854

Cash at end of period	$303,112	$451,751

The accompanying notes are an integral part of this financial statement.

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1.	Nature of Business and Significant Accounting Policies

Nature of Business:

The Rental Store, Inc. (the Company), an Arizona corporation, doing business as TRS Home Furnishings, operates a chain of stores that sell and rent durable household products such as major appliances, home entertainment equipment, furniture and jewelry to consumers primarily in the southwestern United States. In addition, the Company operates within certain retail furniture outlets providing similar services.

A significant portion of the Company’s business is facilitated through certain retail furniture outlets that own several locations from which the Company operates. Eighty-nine percent of gross revenues were derived from such operations for the nine months ended September 30, 2010 and 2009, of which 13% and 12% were concentrated with two entities.

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Revenue Recognition:

Rental merchandise is rented to customers pursuant to rental agreements which provide primarily for monthly rental payments collected in advance. Rental revenue is recognized as collected each month when the rental merchandise has been placed in service and delivery costs have been incurred. This method of revenue recognition does not produce materially different results than if rental revenue was recognized over the monthly rental term. At the end of each monthly rental period, the customer can renew the rental agreement or return the merchandise with no obligation. Anytime after three rental payments have been made, the customer may purchase the merchandise through a variety of purchase options. If a customer exercises a purchase option, the remaining net book value of the rental merchandise is transferred to cost of sales. If no purchase option is elected during the contract term and all payments have been made under the contract term, title to the rental merchandise transfers to the customer at the end of such term. Amounts received from sales under purchase options are included in rental operations revenue in the accompanying financial statements. Rental merchandise returned to the Company is generally sold to another customer. The Company recognizes revenue from sales of products upon delivery. The sales tax charged to customers is shown net in the statements of income.

Rental Merchandise:

Rental merchandise consists of merchandise rented to customers or in stores available for rent or sale. Rental merchandise is carried at cost, net of accumulated depreciation. Depreciation on merchandise rented to customers is provided on a straight-line basis over 21 months, which is the average term of a rental agreement. Merchandise held for rent or sale is depreciated on a straight-line basis over 21 months.

Rental merchandise which is damaged and inoperable is expensed when such impairment occurs. If the customer does not return the merchandise or make payment, the remaining book value of the rental merchandise associated with the delinquent account is generally charged off on or before the 180th day following the time the account became past due. The Company maintains a reserve for these expected expenses. In addition, any minor repairs made to rental merchandise are expensed at the time of the repair.

Restricted Cash:

All revenues collected from customers are transferred to a restricted cash account for payment on the line of credit. The bank applies the restricted cash against the line of credit every few days (See Note 5).

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Equipment and Leasehold Improvements:

Equipment and leasehold improvements are stated at cost. Depreciation of vehicles, furniture and fixtures, and equipment is provided over the estimated useful lives of the respective assets (five to seven years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the useful life of the asset or the remaining lease term of the applicable lease, including option periods if renewal is probable and under the Company’s control to exercise, using the straight-line method. Gains and losses from the disposition of assets are recorded in the period of disposition. Repair and maintenance costs that do not improve or extend the useful life of the assets are expensed as incurred.

Computer software developed for internal use is recorded at cost. Such costs are capitalized for amounts incurred during the application development stage. Amortization is provided on the straight-line basis over an estimated useful life of the software of ten years.

Advertising:

The Company expenses the costs of advertising the first time the advertising takes place. Advertising costs for the nine months ended September 30, 2010 and 2009, were approximately $249,000 and $482,000, respectively.

Concentration of Credit Risk:

The Company maintains certain bank balances in excess of federally insured amounts. The Company has not experienced any losses in such accounts and believes there is no significant exposure to credit risks on such accounts.

The customers of the Company typically are unable to obtain conventional financing and have chosen the rent-to-own alternative for acquiring the products the Company offers. The Company generally does not require deposits; however, on most first-time rental agreements a deposit is collected. The deposit amount may be increased for greater credit risks.

Income Taxes:

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of asset and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. There was no valuation allowance recorded at September 30, 2010.

The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon the ultimate settlement with the relevant tax authority. There are no reserves related to uncertain tax positions at September 30, 2010.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

New Accounting Pronouncements:

From time to time, new accounting pronouncements are issued by the FASB or other standards setting bodies that the Company adopts as of the specified effective date. Unless otherwise discussed, the Company believes the impact of any other recently issued standards that are not yet effective are either not applicable to the Company at this time or will not have a material impact on the financial statements upon adoption.

Note 2.	Rental Merchandise

Rental merchandise at September 30, 2010 consists of the following:

On rent	$35,291,674
Less accumulated depreciation	(15,823,455)

19,468,219
Held for rent or sale, net	3,520,418

$22,988,637

Note 3.	Equipment and Leasehold Improvements

Equipment and leasehold improvements at September 30, 2010 consist of the following:

Leasehold improvements	$1,672,746
Equipment	3,945,328
Furniture and fixtures	72,229
Computer software	171,015

5,861,318
Less accumulated depreciation	(4,060,773)

$1,800,545

Note 4.	Notes Payable to Related Parties and Capital Leases

Unsecured note payable to three stockholders, interest is payable monthly at the greater of prime (3.25% at September 30, 2010) plus 4% per annum or 18%, due December 2012, subordinate to the line of credit (Note 5)	$1,500,000
Unsecured note payable to managing partner of Preferred Stock Investors, interest is payable monthly at 21.4%; due December 2012 subordinate to the line of credit (Note 5) and obligations to preferred stockholders (Note 8)	2,050,000
Unsecured note payable with related party, interest is payable monthly at greater of prime (3.25% at September 30, 2010) plus 4% per annum or 11.8%, due March 2011; subordinate to the line of credit (Note 5) and obligations to the preferred stockholders (Note 8)	682,907
Capital lease with related party, payable in monthly installments of $504, including interest at 10%, maturing April 2011, collateralized by equipment	7,525
Capital leases, payable in monthly installments ranging from $70 to $1,700, including interest at 3% to 16%, maturing November 2011 to March 2017, collateralized by equipment	229,273

$4,469,705

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company has entered into equipment capital lease agreements which expire through March 2017. The gross amount of assets acquired under capital lease was approximately $352,000 as of September 30, 2010. The related accumulated depreciation was approximately $123,000 as of September 30, 2010.

Aggregate maturities required on the note payable to related parties and capital leases at September 30, 2010 are as follows:

Years Ending December 31:	Related Party	Unrelated Party	Total

2010	$5,549	$52,854	$58,403
2011	684,883	56,015	740,898
2012	3,550,000	37,048	3,587,048
2013	—	37,048	37,048
2014	—	37,048	37,048
Thereafter	—	9,260	9,260

	$4,240,432	$229,273	$4,469,705

Interest expense to related parties for the nine months ended September 30, 2010 and 2009 totaled approximately $547,000 and $440,000, respectively, and is included in interest expense in the accompanying statements of income.

Note 5.	Line of Credit

The Company has a revolving credit facility for the lesser of $25,000,000, or the Advance Rate as defined in the agreement as the amount equal to 26% of the total lease payments remaining on each Eligible Receivable (as defined in the agreement). The Advance Rate may be modified, at the lender’s discretion, if for the prior twelve calendar month period the monthly collection percentage is less than 5%. The Company may request once a calendar quarter for the Facility Cap, as defined in the agreement, to be increased by an amount, not to exceed total borrowings of $25,000,000, for a fee equal to the amounts of 1.0% of such increase. At September 30, 2010, approximately $6,000,000 was available to the Company for additional draws under this agreement. The line of credit bears interest at the greater of prime or LIBOR (0.26% at September 30, 2010) plus 6.02% per annum, but not less than 11%. The line of credit matures on December 31, 2012. The Company was required to pay an initial commitment fee of $350,000 for the line of credit, which has been capitalized and is amortized over the term of the line of credit, and is included in prepaid expenses and other assets on the balance sheet. In addition, the facility bears an unused line fee of 0.25% per annum and a collateral management fee of 0.25% per annum of the daily average outstanding advances, both of which are payable monthly. The line of credit contains certain financial and non-financial covenants, is secured by substantially all assets of the Company, and is guaranteed by the common stockholders of the Company.

Note 6.	Income Taxes

Net deferred tax liabilities consist of the following components as of September 30, 2010:

Deferred taxes:
Rental merchandise and equipment and leasehold improvements	$2,600,204
Accruals	(70,000)
Alternative minimum tax credit	(62,000)
Federal net operating loss carryforwards	(1,062,000)

Net deferred tax liability	$1,406,204

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

The provision for income taxes charged to operations for the nine months ended September 30, 2010 consists of the following:

Current taxes	$(642,854)
Deferred taxes	1,406,204

$763,350

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the nine months ended September 30, 2010 and 2009 as follows:

	2010	2009

Tax expense at federal statutory rate	$522,022	$1,079,612
Nondeductible expenses	241,328	524,930

	$763,350	$1,604,542

The Company’s Federal net operating loss carryforwards of approximately $3,034,000 expire in 2028.

Note 7.	Commitments and Contingencies

Operating Leases:

The Company leases its showroom and warehouse facilities under operating leases, some of which includes escalation clauses, which expire at various dates through 2017. The Company is responsible for real estate taxes, insurance and utilities relating to these leases. Certain leases include options to extend the lease agreements. Rent expense, including maintenance charges and utilities expenses, under all operating leases for the nine months ended September 30, 2010 and 2009 totaled approximately $2,948,000 and $2,903,000, respectively.

The total future minimum rental commitments at September 30, 2010 are as follows:

Years Ending December 31:

2010	2,151,750
2011	1,892,230
2012	1,483,487
2013	1,343,513
2014	789,321
Thereafter	1,504,908

$9,165,209

Management Agreement:

Under the preferred stock agreements discussed in Note 8, the Company must pay the Series A and Series B preferred stockholders approximately $14,500 and $20,000 a month, respectively, for consulting services, until consummation of the sale of the Company or redemption of all the respective preferred shares. This expense was $310,500 for each of the nine months ended September 30, 2010 and 2009, and is included in interest expense in the accompanying statements of income.

Litigation:

From time to time, the Company is involved in various legal proceedings. These proceedings are, in the opinion of management, ordinary routine matters incidental to the normal business conducted by the Company. In the opinion of management, such proceedings are substantially covered by insurance, and the ultimate disposition of such proceedings are not expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 8.	Convertible Preferred Stock

In prior years, the Company issued 5,000,000 shares of Series A $0.001 par value convertible preferred stock for $5,000,000. The stock requires quarterly payments of an 18% cumulative annual dividend. The preferred stockholder may elect to convert the shares to shares of common stock of the Company at any time prior to the redemption date at a preference amount of $1 per share. The stock is redeemable for $2 per share on or within fifteen days after December 31, 2012. However, if the line of credit is still outstanding on the redemption date, the lender must give consent for the Company to redeem the preferred shares for cash. If consent is not given or the Company otherwise fails to redeem the shares on the redemption date, the preferred shares will be converted into shares of common stock in the Company at a rate of $0.238 per share, resulting in a common stock ownership of 37.5%. The Company issued 6,000,000 shares of Series B $0.001 par value convertible, non-voting, preferred stock for $10,000,000 during 2006. The stock requires quarterly payments of a 9% cumulative annual dividend. The preferred stockholders may elect to convert the shares to shares of common stock of the Company at any time prior to the redemption date at a preference amount of $1.6667 per share. The stock is redeemable for $2.9167 per share on or within fifteen days after December 31, 2012. However, if the line of credit is still outstanding on the redemption date, the lender must give consent for the Company to redeem the preferred shares for cash. If consent is not given or the Company otherwise fails to redeem the shares on the redemption date, the preferred shares will be converted into shares of common stock in the Company at a rate of $0.1341 per share, resulting in a common stock ownership of 45%. The preferred stock agreement carries certain affirmative and negative covenants, with which the Company must comply.

For Series A and B preferred stock, the liquidation preference is as follows: Upon occurrence of a liquidation event, each of the record holders will have the right to elect to convert all or part of their shares into shares of common stock at the conversation ratio then in effect and any remaining funds and assets of the Company legally available for distribution to the shareholders will be distributed ratably among the shareholders (including the record holders) in accordance with their common stock holdings on an as converted basis.

Note 9.	Employee Benefits

The Company had established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allowed eligible employees to defer a portion of their compensation ranging from 1% to 100%. Such deferrals accumulated on a tax deferred basis until the employee withdrew the funds. The Company, at its option, could match a portion of the employees’ contribution. There were no matching contributions made for the nine months ended September 30, 2009.

The Plan also provided a profit sharing component where the Company could make a performance-based contribution to the Plan. No contributions were made for the nine months ended September 30, 2009.

The Plan was terminated effective December 17, 2009 and all assets were transferred out of the Plan.

Note 10.	Stock Repurchase Agreement

The stockholders of the Company have entered into a stock repurchase agreement. The stockholders must first offer the stock to the other stockholders on a prorata basis. If no stock is purchased by the other stockholders then the stock is offered to the Company on the same terms. The Company is not obligated to repurchase the stock.

THE RENTAL STORE, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

Note 11:	Restatement

The 2009 financial statements have been restated to correct errors in the Company’s method of accounting for rental merchandise. The adjustments reduced the carrying value of rental merchandise by $8,979,506 and reduced the Company’s deferred tax liability by $3,367,315. The amounts below are presented net of tax benefit of $3,594,796.

	As Previously
	Presented	Restatements	As Restated

Net Loss	(440,786)	(5,991,326)	(6,432,112)
Accumulated Deficit	—	(5,991,326)	(5,991,326)

Note 12.	Subsequent Events

The Company has evaluated subsequent events through May 2, 2011, the date on which the financial statements were available to be issued.

On December 20, 2010, the Company was acquired by Rent-A-Center, Inc., the nation’s largest rent-to-own operator, for $75.5 million in cash.